EXECUTION

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS

SECURITY AND ANY SECURITY ISSUED ON EXERCISE HEREOF MUST NOT TRADE THE

SECURITY BEFORE FEBRUARY 20, 2024.

THE TRANSACTION SECURITIES (AS DEFINED HEREIN) HAVE NOT BEEN REGISTERED

UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. ACCORDINGLY, THESE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO OF FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON, AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT, ABSENT REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION THEREFROM.

METALLA ROYALTY & STREAMING LTD.

as Borrower

ROYALTY & STREAMING MEXICO, S.A. DE C.V.

MTA ROYALTY & STREAMING PTY LTD

and VALGOLD RESOURCES LTD.

as Guarantors

and

BEEDIE INVESTMENTS LTD.

as Lender

SECOND AMENDED AND RESTATED CONVERTIBLE LOAN AGREEMENT

OCTOBER 19, 2023

EXECUTION

- ii -

- iii -

11.20	Interest on Arrears	59
11.21	Non-Merger	59
11.22	Anti-Money Laundering Legislation	59
11.23	Execution in Counterpart and Delivery	59
11.24	Entire Agreement	60
11.25	Governing Law	60

EXECUTION

THIS SECOND AMENDED AND RESTATED CONVERTIBLE LOAN AGREEMENT is made as of the 19th day of October, 2023

BETWEEN:

METALLA ROYALTY & STREAMING LTD., as Borrower

AND:

ROYALTY & STREAMING MEXICO, S.A. DE C.V.,

MTA ROYALTY & STREAMING PTY LTD and

VALGOLD RESOURCES LTD., as Existing Guarantors

AND:

BEEDIE INVESTMENTS LTD., as Lender

WHEREAS:

A. The Borrower and the Lender are parties to an Amended and Restated Convertible Loan Agreement dated July 28, 2020 as amended by a First Supplemental Loan Agreement dated August 9, 2022 and a Second Supplemental Loan Agreement dated March 31, 2023 (the "Original Agreement") providing for a convertible loan of up to $25,000,000;

B. The Borrower and Nova (as defined herein) have entered into the Arrangement Agreement (as herein defined) providing for the Nova Acquisition (as herein defined); and

C. The Borrower and the Lender have agreed to amend and restate the Original Agreement on the terms and conditions set forth herein effective as at completion of the Nova Acquisition subject to satisfaction of certain conditions precedent as set forth herein.

NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties to this Agreement hereby agree as follows:

ARTICLE 1

DEFINED TERMS

1.1 Defined Terms In this Agreement:

"Acquisition" means an acquisition by the Borrower or any of its Subsidiaries of a Participation, whether by way of a share or asset purchase transaction.

"Advance" means an advance by the Lender under the Loan, including the Initial Advance on the Closing Date and any Subsequent Advance.

"Affiliate" has the meaning specified in the British Columbia Business Corporations Act on the date of this Agreement.

"Agreement", "hereof", "herein", "hereto", "hereunder" or similar expressions mean this Agreement, as amended, supplemented, restated and replaced from time to time.

"Amended and Restated Omnibus Guarantee" means the amended and restated guarantee agreement in the form attached hereto as Exhibit C amending and restating the Existing Guarantee, to be executed and delivered by the Existing Guarantors and Nova on the Closing Date and by each other Guarantor from and after the Closing Date whereby each of the Existing Guarantors, Nova and all such other Guarantors guarantee all Obligations.

"Amended and Restated Omnibus Security Agreement" means the security agreement in the form attached hereto as Exhibit D amending and restating the Existing Security Agreement, to be executed and delivered by the Borrower, Nova and Valgold on the Closing Date and all other Subsidiaries required to execute and deliver the Amended and Restated Omnibus Security Agreement pursuant to Section 9.1(l) from and after the Closing Date whereby the Borrower, Nova, Valgold and all such other Subsidiaries grant in favour of the Lender a First Ranking Security Interest (including a floating charge on real property in the case of the Borrower and Canadian Guarantors) in all of the present and after acquired property of the Borrower, Nova, Valgold and such other Subsidiaries including a First Ranking Security Interest granted by the Borrower in all present and after acquired shares of Nova, MTA Mexico, MTA Australia, Valgold, MTA BC 1, MTA Argentina, MTA Cayman Islands and all other directly owned Subsidiaries of each grantor of a security interest under the Amended and Restated Omnibus Security Agreement from time to time.

"Amendment Fee" means defined in Section 1.6.

"AML Legislation" is defined in Section 11.22.

"Anti-Corruption Laws" means all laws, rules and regulations of any jurisdiction applicable to any Loan Party or any Affiliate thereof from time to time concerning or relating to bribery or corruption, including the Foreign Corrupt Practices Act, a statute promulgated under the laws of the United States of America, the Corruption of Foreign Public Officials Act (Canada), and any enabling legislation or executive order related thereto.

"Applicable Laws" means, in relation to any Person, transaction or event:

(a) all applicable federal, state, provincial, local, municipal, foreign and international rules of common law, civil law and equity, and all applicable provisions of laws, statutes, acts, codes, treaties, by-laws, rules, policies and regulations of any Governmental Authority in effect from time to time having force of law; and

(b) all judgments, orders, awards, decrees, official directives, writs and injunctions all having force of law from time to time in effect of any Governmental Authority in an action, proceeding or matter in which the Person is a party or by which it or its property is bound or having application to the transaction or event.

"Applicable Securities Legislation" means all applicable securities laws of each of the Reporting Jurisdictions and the respective rules and regulations under such laws together with applicable published fee schedules, prescribed forms, policy statements, national or multilateral instruments, orders, blanket rulings and other applicable regulatory instruments of the securities regulatory authorities in any of the Reporting Jurisdictions.

"Arm's Length" has the meaning attributed thereto in the Income Tax Act (Canada).

"Arrangement" means the transactions contemplated by the Arrangement Agreement and the plan of arrangement incorporated therein pursuant to which Nova will become a wholly-owned subsidiary of the Borrower and Nova shares will no longer be listed on the Exchange.

"Arrangement Agreement" means the arrangement agreement dated September 7, 2023 pursuant to which the Borrower and Nova will conclude a plan of arrangement under the British Columbia Business Corporations Act under which the Borrower will acquire all of the issued and outstanding shares in the capital of Nova resulting in Nova becoming a wholly-owned subsidiary of the Borrower.

"Borrower" means Metalla Royalty & Streaming Ltd., a British Columbia corporation, and its successors and permitted assigns.

"Borrower Outstanding Advances" means all advances outstanding under the Original Agreement as at the Closing Date (excluding all accrued and unpaid interest and standby fees including compound interest and standby fees added to principal). The parties acknowledge that the following advances are outstanding under the Original Agreement as at the date hereof:

(a) $1,000,000 drawn March 9, 2021;

(b) $3,000,000 drawn September 28, 2021; and

(c) $160,000 drawn August 9, 2022.

"Business Day" means a day of the year, other than Saturday or Sunday or statutory holiday, on which banks are open for business in Vancouver, British Columbia.

"Canadian Guarantors" means from and after the Effective Date, Valgold, Nova and any other Subsidiary of the Borrower subsisting under the laws of Canada (provincial, territorial or federal) required to become party to the Amended and Restated Omnibus Guarantee.

"Canadian Threshold" is defined in Section 3.4.1(a).

"Capital Lease" means any lease, licence or similar transaction determined as a capital lease consistent with IFRS in effect on December 31, 2018 notwithstanding any provision of or change to IFRS treatment of leases implemented after December 31, 2018 (including for clarity, any provision of or change to IFRS of leases as a result of the implementation of IFRS 16).

"Capital Lease Obligations" means, with respect to any Person, obligations of such Person to pay rent or other amounts under a Capital Lease of (or other agreement conveying the right to use) real and/or personal property or any other similar arrangement, which obligations are required to be classified and accounted for as a liability on the consolidated balance sheet of such Person under IFRS.

"Cash and Short Term Available Funds" means, as of the date of any determination thereof, the aggregate of (i) cash; (ii) liquid tradeable securities; and (iii) marketable direct obligations issued or unconditionally guaranteed by the Government of Canada, the United States of America, a government of a Province of Canada or of a State of the United States of America or, in each case, any agency thereof, maturing no more than 120 days after the date of acquisition thereof.

"Closing Date" means the date of the Initial Advance under the Loan following satisfaction of the Conditions to Effectiveness and the conditions precedent in Sections 7.1 and 7.2 (in respect of the Initial Advance only) hereof.

"Collateral" means the Property charged or intended to be charged by the Security and any other Property, whether real or personal, tangible or intangible, now existing or hereafter acquired by the Loan Parties that may at any time be or become subject to the Security.

"Commitment Fee" is defined in Section 5.4.

"Common Shares" means the common shares in the authorized share structure of the Borrower and "Common Share" means any one of them.

"Compliance Certificate" means a compliance certificate substantially in the form attached hereto as Exhibit A.

"Conditions to Effectiveness" is defined in Section 1.4.

"Constating Documents" means, with respect to a corporation, its articles of incorporation, amalgamation or continuance or other similar document and its by-laws or articles and with respect to a partnership, its partnership agreement and its certificate of registration, or other similar document and with respect to a trust or a fund, its declaration of trust and its certificate of registration if applicable, or other similar document and with respect to any other Person which is an artificial body the organization and governance documents of such Person, all as amended from time to time.

"Control" means the consummation of any transaction the result of which is (i) the acquisition by a Person or group of Persons acting jointly or in concert of control or direction over 50% or more of the outstanding Voting Shares; (ii) the consolidation, statutory arrangement (involving a business combination) or merger of the Borrower with or into another entity as a result of which the holders of the Voting Shares immediately prior to such transaction, directly or indirectly, hold Voting Shares representing less than 50% of the voting control or direction over the entity carrying on the business of the Borrower following such transaction; or (iii) the sale, assignment, transfer or other disposition of all or substantially all of the properties or assets of the Borrower and its Subsidiaries, taken as a whole, to another entity in which the holders of the Voting Shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the other entity following such transaction.

"Conversion" means conversion, in whole or in part, of the outstanding principal amount of any Advance to Common Shares of the Borrower as contemplated in Article 3 hereof.

"Conversion Amount" is defined in Section 3.1.

"Conversion Date" is defined in Section 3.1.

"Conversion Price" means the Initial Advance Conversion Price, the Subsequent Advance Conversion Price or the Interest Conversion Price, as applicable.

"Conversion Shares" means the Shares of the Borrower issuable to the Lender upon conversion of all or part of the outstanding principal amount of any Advance pursuant to Article 3 hereof.

"Default" means an event or circumstance which, but for the requirement of the giving of notice, lapse of time, or both would, constitute an "Event of Default".

"Default Rate" is defined in Section 5.2.

"Disqualified Stock" means, with respect to any Person, any Shares issued by such Person and which are by their terms or pursuant to any contract, agreement or arrangement:

(a) redeemable, retractable, payable or required to be purchased or otherwise retired or extinguished, or convertible into debt of such Person: (i) at a fixed or determinable date; (ii) at the option of any holder thereof; or (iii) upon the occurrence of a condition not solely within the control and discretion of such Person, in each case at any date that is earlier than 60 days after the Maturity Date; or

(b) convertible into any other Shares described in (a) above.

"Distribution" means:

(a) any amount paid to shareholders, partners or other holders of Equity Securities of the Loan Parties, or to any Related Party thereto, by way of salary, bonus, royalty, commission, cost and expense reimbursements, fees including directors' fees and management fees, loans, dividends, redemption of shares, or distribution of profits, interest on or repayment of Subordinated Obligations or otherwise and whether payments are made to Persons in their capacity as shareholders, holders of partnership interests or other Equity Securities, unitholders, directors, managers, officers, employees, owner or creditors of the Loan Parties or otherwise, or any other direct or indirect payment in respect of the earnings or capital of the Loan Parties; provided however that the following shall not be considered Distributions: payment of (i) payments, salaries, bonuses, director fees (excluding extraordinary non-budgeted bonuses) and commissions from time to time to bona fide employees, consultants and directors of the Loan Parties in the Ordinary Course of Business as determined in good faith and approved by the board of directors of such Loan Party; and (ii) reasonable and documented out of pocket expense reimbursements for employees, officers, directors, managers, agents, contractors or consultants of the Loan Parties in the Ordinary Course of Business;

(b) any repurchase, retraction or redemption of Equity Securities for cash or Property including, without limitation, any Share and stock repurchases, retractions or redemptions resulting from any issuer bid of the Borrower and its Subsidiaries;

(c) any payment or repayment by a Person of any amount of any principal, interest, fees, bonuses or other amounts in respect of any Subordinated Obligation or in respect of an yFunded Debt or other indebtedness owed to a holder of Shares of such Person or to any Affiliate or other Related Party of such Person or holder of Shares or such Person;

(d) any loan or advance (including by way of set off against debt owed by the recipient of such loan or advance) that is made by a Person to or in favour of a holder of Shares in such Person or to an Affiliate or other Related Party of such Person or a holder of Shares of such Person except to the extent to which any such loan or advance is immediately used to subscribe for Shares of such Person; or

(e) the transfer by a Person of any of its property or assets for consideration of less than fair market value thereof, to any holder of Shares of such Person or to an Affiliate or other Related Party of such Person or a holder of Shares of such Person.

"Dollars", "Canadian Dollars", "Cdn. Dollars" or "$" means the lawful money of Canada.

"Draw Request" means a draw request in the form attached hereto as Exhibit B.

"Effective Date" is defined in Section 1.4.

"Equity Securities" means Shares or any other equity interests conferring the right to purchase Shares or securities convertible into, or exercisable or exchangeable for (with or without additional consideration), Shares.

"Event of Default" has the meaning defined in Section 10.1.

"Exchange" means the TSX Venture Exchange or the Toronto Stock Exchange, as applicable.

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"Exchange Rate" in connection with any amount of U.S. Dollars or Cdn. Dollars or other currency to be converted into another currency pursuant to this Agreement for any reason, or vice-versa, means the spot rate of exchange for converting U.S. Dollars or Cdn. Dollars into such other currency or vice-versa, as the case may be, quoted by Bank of Canada as its offering rate for wholesale transactions at approximately the close of business on the applicable date.

"Excluded Taxes" means, with respect to the Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower or any Guarantor hereunder or under any Loan Document, (a) Taxes imposed on or measured by its net income or capital (however denominated), and franchise Taxes imposed on it (in lieu of net income taxes), (i) by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of the Lender, in which its applicable lending office is located, or (ii) that are Other Connection Taxes; (b) any branch profits Taxes or any similar tax imposed by any jurisdiction in which the Lender is located; (c) any Canadian withholding Tax payable as a result of (i) any recipient not dealing at Arm's Length with the Borrower or applicable Guarantor, or (ii) any recipient being, or not dealing at Arm's Length with, a "specified shareholder" of the Borrower for purposes of subsection 18(5) of the ITA (except, in each of the foregoing cases (i) and (ii), where any such non-Arm's Length or specified shareholder relationship arose as a result of any recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, or engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Advance or Loan Document); (d) any U.S. federal withholding Taxes imposed under FATCA; and (e) in the case of a Foreign Lender (other than (i) an assignee pursuant to a request by the Borrower, (ii) an assignee made when an Event of Default has occurred and is continuing, or (iii) any other assignee to the extent that the Borrower has expressly agreed in writing, that any withholding Tax shall be an Indemnified Tax), any withholding Tax that (A) is imposed or assessed other than in respect of an Advance that was made on the premise that an exemption from such withholding Tax would be available where the exemption is subsequently determined, or alleged by a Governmental Authority, not to be available; and (B) is required by Applicable Laws to be withheld or paid in respect of any amount payable hereunder or under any Loan Document to such Foreign Lender at the time such Foreign Lender becomes a Party hereto (or designates a new lending office) or is attributable to such Foreign Lender's failure or inability (other than as a result of a Change in Law) to comply with Section 11.11.5, except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Borrower or any Guarantor with respect to such withholding Tax pursuant to Section 11.11.1. For greater certainty, for purposes of item (c) and (e) above, a withholding Tax includes any Tax that a Foreign Lender is required to pay pursuant to Part XIII of the ITA or any successor provision thereto.

"Existing Guarantors" means immediately prior to the Effective Date, MTA Mexico, MTA Australia and Valgold.

"Existing Security" means the following security documents delivered pursuant to the Original Agreement:

(a) guarantee agreement dated March 29, 2019 executed and delivered by Valgold, MTA BC 1, MTA Argentina, MTA Australia, MTA Cayman Islands and MTA Mexico (the "Existing Guarantee"); and

(b) general security agreement dated March 29, 2019 executed and delivered by the Borrower, Valgold and MTA BC 1 (the "Existing Security Agreement").

"FATCA" means Sections 1471 through 1474 of the U.S. Internal Revenue Code (the "Code") as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with, any current or future regulations or official interpretations thereof (including any Revenue Ruling, Revenue Procedure, Notice or similar guidance issued by the U.S. Internal Revenue Service), any agreements entered into pursuant to Section 1471(b)(1) of the Code or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code.

"Financial Covenants" means the financial covenants set forth in Section 9.4 hereof.

"Financial Statements" means the consolidated financial statements of the Borrower and its Subsidiaries as at a specified date and for the period then ended and shall include a balance sheet, statement of income and retained earnings, statement of cash flows, together with comparative figures in each case (where a comparative period on an earlier statement exists), all prepared, maintained and stated on a consolidated basis in accordance with IFRS applied consistently.

"First Ranking Security Interest" in respect of any Collateral means the security interest and charge held by the Lender in such Collateral which is registered as required under this Agreement to record and perfect the security interests and charges contained therein, provided that such Collateral is not subject to any other Liens except Permitted Liens, and provided further that such security interests and charges in such Collateral held by the Lender rank in priority to any such Permitted Liens except those which (i) may have priority in accordance with Applicable Law, and (ii) have priority in accordance with the Intercreditor Agreement entered into by the Lender.

"Fiscal Quarter" means the three-month period commencing on the first day of each Fiscal Year and each successive three-month period thereafter during such Fiscal Year.

"Fiscal Year" means the fiscal year of the Borrower, which shall commence on January 1 of each year and end on December 31 of each year, unless the Board establishes an alternative fiscal year.

"Foreign Lender" means a lender that is both (i) a non-resident for income Tax or withholding Tax purposes under the laws of both Canada and the United States and (ii) not organized under the laws of the jurisdiction in which the Borrower is resident for income Tax or withholding Tax purposes and that is not otherwise considered or deemed in respect of any amount payable to it hereunder or under any Loan Document to be resident for income Tax or withholding Tax purposes in the jurisdiction in which the Borrower is resident for Tax purposes by application of the laws of that jurisdiction. For purposes of this definition, Canada and each Province and Territory thereof shall be deemed to constitute a single jurisdiction, and the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

"Funded Debt" means, with respect to any Person, obligations of such Person that are considered to constitute debt in accordance with IFRS and shall include without limitation:

(a) money borrowed (including, without limitation, by way of overdraft) or indebtedness represented by notes payable and drafts accepted representing extensions of credit;

(b) bankers' acceptances and similar instruments;

(c) letters of credit, letters of guarantee and surety bonds issued at the request of such Person;

(d) all hedging obligations and any other amounts owed under any Swap Contract upon termination of such Swap Contract, including without limitation net settlement amounts payable upon maturity and termination payments payable upon termination or early termination, which are not paid when due;

(e) indebtedness secured by any Liens existing on Property of such Person, whether or not the indebtedness secured thereby shall have been assumed;

(f) all obligations (whether or not with respect to the borrowing of money) that are evidenced by bonds, debentures, notes or other similar instruments, or that are not so evidenced but that would be considered by IFRS to be indebtedness for borrowed money;

(g) Disqualified Stock;

(h) all obligations as lessee under sale and lease back transactions and Capital Leases;

(i) all Purchase Money Obligations of such Person; and

(j) any guarantee or indemnity (other than by endorsement of negotiable instruments for collection or deposit in the Ordinary Course of Business) in any manner of any part or all of an obligation included in items (a) through (i) above;

but excluding accounts payable, future income taxes (both current and long-term) and ordinary course rent obligations.

"Funding Date" means the date of any applicable Advance.

"Governmental Authority" means:

(a) any government, parliament or legislature, any regulatory or administrative authority, agency, commission or board and any other statute, rule or regulation making entity having jurisdiction in the relevant circumstances;

(b) any Person acting within and under the authority of any of the foregoing or under a statute, rule or regulation thereof; and

(c) any judicial, administrative or arbitral court, authority, tribunal or commission having jurisdiction in the relevant circumstances.

"Gross Margin" means Revenue less "Cost of sales", as set out as line items in the Borrower's financial statements prepared in accordance with IFRS. For greater certainty, "Depletion" shall not be deducted from Revenue when calculating Gross Margin.

"Guarantors" means (i) immediately prior to the Effective Date, the Existing Guarantors and (ii) from and after the Effective Date, the Existing Guarantors and Nova and any other future guarantor of the Obligations as required by this Agreement.

"IFRS" means, with respect to the Borrower, International Financial Reporting Standards issued by the International Accounting Standards Board.

"Indemnified Taxes" means (a) Taxes other than Excluded Taxes imposed on or with respect to any payment made by or on account of any obligation of the Borrower or any Guarantor under any Loan Document, and (b) to the extent not otherwise described in (a), Other Taxes.

"Initial Advance" is defined in Section 2.1.

"Initial Advance Conversion Price" means $6.00 per Common Share as adjusted from time to time in accordance with the terms hereof, being the Conversion Price applicable to that portion of the Initial Advance used to refinance the principal amount of the Borrower Outstanding Advances and the Nova Outstanding Advances on the Closing Date and excluding, for greater certainty, that portion of the Initial Advance used to refinance accrued and unpaid interest and standby fees including compound interest added to principal with respect to the Borrower Outstanding Advances and the Nova Outstanding Advances and to pay the Amendment Fee.

"Initial Advance Forced Conversion Notice" is defined in Section 3.2.

"Initial Advance Forced Conversion Termination" is defined in Section 3.2.

"Initial Advance Forced Conversion Trigger" is defined in Section 3.2.

"Intercreditor Agreement" means an intercreditor agreement between the Lender and the holders of any Permitted Senior Debt on terms reasonably requested by such holders and satisfactory to the Lender, acting reasonably, among other things, but without limitation, providing such holders with first ranking security over the assets and properties of the Borrower and any other Loan Party, but permitting the Lender (i) to exercise its conversion rights under Article 3 at any time; (ii) initiate enforcement proceedings after the expiry of a finite standstill period if such holders are not themselves conducting enforcement proceedings; and (iii) receive scheduled interest payments and payments of Standby Fees if payments thereof would not cause a default or inchoate default under the Permitted Senior Debt or, if the Permitted Senior Debt itself is already in default, the finite standstill period has expired without the holders themselves conducting enforcement proceedings.

"Interest Amounts" is defined in Section 3.1.1.

"Interest Conversion Price" is defined in Section 3.1.4.

"Interest Payment Date" means the last day of each calendar month commencing with the calendar month in which the Effective Date occurs.

"Investment" means, as applied to any Person (the "investor"), any direct or indirect:

(a) purchase or other acquisition by the investor of Equity Securities of any other Person or any beneficial interest therein;

(b) purchase of any assets of any Person;

(c) purchase or other acquisition by the investor of bonds, notes, debentures or other debt securities of any other Person or any beneficial interest therein;

(d) loan, advance or extension of credit to any other Person, other than (i) advances to employees for expenses incurred in the Ordinary Course of Business, or (ii) accounts receivable arising from sales or services rendered to such other Person in the Ordinary Course of Business;

(e) capital contribution by the investor to any other Person;

and "Invest" and "Invested" shall be construed accordingly.

"Knowledge" means, with respect to Borrower, the actual knowledge of a Responsible Officer.

"Lender" means Beedie Investments Ltd., and its successors and assigns.

"Lender Indemnified Person" is defined in Section 11.10.3.

"Lien" means any mortgage, charge, pledge, hypothecation, security interest, assignment, encumbrance, lien (statutory or otherwise), title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature or any other arrangement or condition that in substance secures payment or performance of an obligation.

"Loan" is defined in Section 2.1.

"Loan Documents" means this Agreement, the Security and all other documents now or hereafter delivered by a Loan Party and any other Subsidiary of the Borrower pursuant to or in connection with this Agreement.

"Loan Limit" is defined in Section 2.1.

"Loan Parties" means, collectively, the Borrower and all Guarantors and "Loan Party" means any one of them.

"Make Whole Fee" is defined in Section 4.2.

"Market Price" has the meaning ascribed thereto under the applicable rules and policies of the Exchange.

"Material Adverse Effect" means any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects or circumstances is material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition, liabilities (contingent or otherwise) of the Borrower and its Subsidiaries, except any such change, event, occurrence, effect, or circumstance resulting from or arising in connection with (a) any change affecting the mining or commodity royalty and streaming industry as a whole, including changes in the market price of minerals; (b) any changes in currency exchange, interest or inflation rates or commodity, securities or general economic, financial, or credit market conditions in Canada or elsewhere; (c) change in the price of raw materials or other input used by the Borrower; (d) any adverse change, effect or circumstance relating generally to financial markets or general economic conditions; (e) any act of god, COVID-19 or any other pandemic, act of war, act of terrorism, civil unrest or similar event; (f) any adverse change, effect or circumstance resulting from an action required or permitted by this Agreement; or (g) any adverse change, effect or circumstance caused by the announcement or pendency of this Agreement. An objective standard shall be applied to the determination of whether a change, event, occurrence, effect or circumstance, individually or in the aggregate, as applicable, constitutes a Material Adverse Effect but the burden of proof in determining whether, on a balance of probabilities, a Material Adverse Effect does or does not exist shall rest on the Borrower.

"Material Agreements" means, collectively, (i) all Participation Transaction agreements of the Borrower or any Subsidiary with an attributed purchase price of CAD 2,000,000 or greater (except for purposes of Section 7.2(h), CAD 2,500,000 or greater), including the agreements described in Schedule 8.1(j); (ii) any amendments to Participation Transaction agreements or new Participation Transaction agreements entered into after the date hereof; and (iii) any other agreement, contract or similar instrument to which the Borrower or any Subsidiary is a party or to which any of its property or assets may be subject for which breach, non performance, cancellation or failure to renew would reasonably be expected to have a Material Adverse Effect.

"Maturity Date" means May 10, 2027.

"MTA Argentina" means Metalla S.A., an Argentinian corporation, and its successors and permitted assigns.

"MTA Australia" means MTA Royalty & Streaming Pty Ltd, an Australian corporation, and its successors and permitted assigns.

"MTA BC 1" means MTA Canada Royalty Corp., a British Columbia corporation, and its successors and permitted assigns.

"MTA Cayman Islands" means Metalla SEZC, a Cayman Islands corporation, and its successors and permitted assigns.

"MTA Mexico" means Royalty & Streaming Mexico S.A. DE C.V., a Mexican corporation, and its successors and permitted assigns.

"Nova" means Nova Royalty Corp., a British Columbia corporation and its successors and permitted assigns.

"Nova Acquisition" means the acquisition of Nova by the Borrower pursuant to the Arrangement Agreement.

"Nova CLA" means the amended and restated convertible loan agreement dated February 6, 2021 made between Nova and the Lender as amended by a letter agreement dated March 10, 2023.

"Nova Outstanding Advances" means all advances outstanding under the Nova CLA as at the Closing Date (excluding all accrued and unpaid interest and standby fees including compound interest and standby fees added to principal). The parties acknowledge that the following advances are outstanding under the Nova CLA as at the date hereof:

(a) $5,000,000 drawn February 12, 2021;

(b) $1,500,000 drawn January 13, 2022;

(c) $1,500,000 drawn May 23, 2023;

(d) $1,500,000 drawn March 10, 2023; and

(e) $2,700,000 drawn June 6, 2023.

"NPV" means the difference between the present value of cash inflows and the present value of cash outflows over the life of a Participation Transaction.

"NYSE American" means NYSE American LLC.

"Obligations" means all of the present and future indebtedness, liabilities and obligations, direct or indirect, absolute or contingent, matured or unmatured of the Loan Parties, and each of them, to the Lender, under, pursuant to or in connection with this Agreement, the Loan and the other Loan Documents, including without limitation all principal (including PIK Interest added to principal), interest (including interest at the Default Rate), fees, indemnities, costs and expenses owing hereunder and thereunder, and including specifically the Make Whole Fees and Standby Fees, as applicable.

"Observer Threshold" is defined in Section 9.5.

"Ordinary Course of Business" means, with respect to an action taken by the Borrower and its Subsidiaries, that such action is taken in the ordinary course of the normal day-to-

day business and operations of such Loan Party.

"Original Agreement" is defined in the Recitals hereto.

"Other Connection Taxes" means, with respect to the Lender, Taxes imposed as a result of a present or former connection between it and the jurisdiction imposing such Tax (other than connections arising from such recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in the Loan or any Loan Document).

"Other Taxes" means all present or future stamp or documentary Taxes or any other recording, filing charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

"Participation" means a stream, royalty or similar right or interest, that provides a right to participate in minerals originating from mining properties or their values.

"Participation Transaction" means a streaming transaction, royalty transaction or a similar transaction, the primary purpose of which is to provide a right to participate in minerals originating from mining properties or their values.

"Permitted Funded Debt" means the following:

(a) any indebtedness under this Agreement;

(b) account trade payables incurred in the Ordinary Course of Business;

(c) Capital Lease Obligations and Purchase Money Obligations;

(d) indebtedness or advance payments made pursuant to any offtake or commodity supply or sales agreement;

(e) an indebtedness under Swap Contracts entered into for hedging purposes in the Ordinary Course of Business and not for speculative purposes;

(f) existing indebtedness which has been disclosed to and approved by the Lender in writing prior to the date hereof;

(g) unsecured indebtedness owed to or between any Guarantor;

(h) Permitted Senior Debt; and

(i) any extension, refinancing, renewal or replacement of any indebtedness described in any of the foregoing clauses (a) to (h).

"Permitted Liens" means, in respect of any Person, any one or more of the following:

(a) liens for taxes, assessments or governmental charges or levies which are not delinquent or the validity of which is being contested at the time by the Person in good faith by proper legal proceedings if adequate provision has been made for their payment;

(b) inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of construction, maintenance, repair or operation of assets of the Person, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any assets of the Person and in respect of which adequate holdbacks are being maintained as required by Applicable Law or such Liens are being contested in good faith by appropriate proceedings and in respect of which there has been set aside a reserve (segregated to the extent required by IFRS) in an adequate amount and provided further that such Liens do not materially reduce the value of the asset so affected or materially interfere with the use of such asset in the operation of the business of the Person;

(c) easements, rights of way, servitudes, restrictions and similar rights in real property comprised in the assets of the Person or interests therein granted or reserved to other Persons, provided that such rights do not materially reduce the value of the asset so affected or materially interfere with the use of such asset in the operation of the business of the Person;

(d) attachments, judgments and other similar Liens arising in connection with court proceedings not constituting an Event of Default under Section 10.1 or securing appeal or other surety bonds related to such judgements;

(e) Liens given to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operation of the business or the ownership of the asset so affected, provided that such Liens do not materially reduce the value of the asset of the Person or materially interfere with its use in the operation of the business of the Person;

(f) any Capital Lease or Purchase Money Security Interest secured against personal property other than any Participation, Participation Transaction or Material Agreement;

(g) security deposits or reserves required by Applicable Law;

(h) customary rights of set off or bankers' Liens upon deposits of cash or broker's Liens upon securities in favor of financial institutions, banks or other depositary institutions;

(i) liens under any offtake or commodity supply or sales agreements entered into in the Ordinary Course of Business;

(j) liens in favour of the Lender created by the Loan Documents;

(k) liens securing Permitted Senior Debt;

(l) any other Liens which may be permitted in writing by the Lender from time to time; and

(m) any renewal, extension or replacement of any Lien described in any of the foregoing clauses (a) to (l).

"Permitted Senior Debt" means a credit facility entered into after the making of the Initial Advance providing for the availability of secured advances of no less than CAD 20,000,000 in aggregate (for greater certainty, excluding any capitalized interest or fees) by a Qualified Lender to the Borrower.

"Person" means any individual, sole proprietorship, corporation, company, partnership, unincorporated association, association, institution, entity, party, trust, joint venture, estate or other judicial entity or any governmental body.

"PIK Interest" is defined in Section 5.1.

"PPSA" means the Personal Property Security Act (British Columbia).

"Property" means, with respect to any Person, all or any portion of its property, assets and undertaking.

"Purchase Money Obligations" means any indebtedness incurred, assumed or owed to provide funds to pay all or part of the purchase price of any property or assets acquired.

"Purchase Money Security Interest" means a Lien securing Purchase Money Obligations, provided that: (i) such Lien is created substantially simultaneously with the acquisition of such assets; (ii) such Lien does not at any time encumber any property other than the property financed or purchased by such Purchase Money Obligations; (iii) the amount of Purchase Money Obligations secured thereby is not increased subsequent to such acquisition; and (iv) the principal amount of Purchase Money Obligations secured by any such Lien at no time exceeds 100% of the original purchase price of such property at the time it was acquired, and in this definition, the term "acquisition" shall include, without limitation, a Capital Lease, the term "acquire" shall have a corresponding meaning.

"Qualified Lender" means a bank, insurance company, trust company or global investment company which in each case has total gross assets on a consolidated basis equal to or greater than CAD 5,000,000,000.

"Related Party" means, with respect to any Person, an Affiliate of such Person, a shareholder of such Person (if applicable), or a Person not at Arm's Length to such Person or shareholder of such Person, and any company or entity Controlled directly or indirectly by any one or more of any such Persons, and any Person or Persons not at Arm's Length with any such Persons.

"Reporting Jurisdictions" means the provinces and territories of Canada in which the Borrower is a "reporting issuer" (as such term is defined under Applicable Securities Legislation) at the applicable time.

"Responsible Officer" means the chief executive officer and the chief financial officer of the Borrower.

"Revenue" shall be consistently categorized as it has been in the Borrower's historical financial statements prior to the date of this Agreement as "Revenue from stream interest", "Share of net income of Silverback", as well as "NSR Revenue" relating to the Participation Transactions of the Borrower and its Subsidiaries.

"Section" means the designated section of this Agreement.

"Securities Act" means the Securities Act (British Columbia).

"Security" means the guarantees and security held from time to time by the Lender, securing or intended to secure payment and performance of the Obligations, including without limitation the Amended and Restated Omnibus Guarantee, Amended and Restated Omnibus Security Agreement and the other guarantees and security described in Article 6 and Section 9.1(l).

"Shares" means shares of any class or series, including preferred and common shares, in the capital stock of any corporation or other ownership or equity interest in a corporation, partnership or other Person including without limitation, shares, units or interests which carry a residual right to participate in the earnings of such corporation, partnership or other Person or, upon the liquidation or winding up of such corporation, partnership or other Person, to share in its assets.

"Specified Number" is defined in Section 3.1.

"Standby Fee" is defined in Section 5.3.

"Statutory Lien" means a Lien in respect of any property or assets of a Loan Party created by or arising pursuant to any applicable legislation in favour of any Person (such as but not limited to a Governmental Authority).

"Subordinated Obligations" means present and future indebtedness, liabilities and obligations of the Loan Parties that are subordinated and postponed to the Obligations.

"Subscription Agreement" means the subscription agreement dated September 7, 2023 made between the Borrower, Nova and the Lender pursuant to which the Lender has agreed to subscribe for and purchase from Metalla 2,835,539 subscription receipts at a price of $5.29 per subscription receipt for an aggregate subscription of $15,000,001.31 automatically convertible into Common Shares of the Borrower upon completion of the Arrangement.

"Subscription Receipt Agreement" has the meaning ascribed thereto in the Subscription Agreement.

"Subsequent Advance" means any advance under the Loan following the Initial Advance.

"Subsequent Advance Conversion Price" is defined in Section 3.1.3.

"Subsequent Advance Forced Conversion Notice" is defined in Section 3.2

"Subsequent Advance Forced Conversion Termination" is defined in Section 3.2.

"Subsequent Advance Forced Conversion Trigger" is defined in Section 3.2.

"Subsequent Availability" has the meaning specified in Section 2.1.

"Subsidiary" means, as to any Person, another Person in which such Person and/or one or more of its Subsidiaries owns or controls, directly or indirectly, sufficient Voting Shares to enable it or them (as a group) to ordinarily elect a majority of the directors (or Persons performing similar functions) of such entity, and any partnership or trust, if more than a 50% interest in the profits or capital thereof is owned by such Person and/or by or in conjunction with one or more of its Subsidiaries. Unless the context otherwise clearly requires, any reference herein to a "Subsidiary" is a reference to a Subsidiary of the Borrower. The parties acknowledge that as of the date hereof, the Subsidiaries of the Borrower consist of the Existing Guarantors, MTA Argentina, MTA BC 1, MTA Cayman Islands, MTA Australia, Metalla America Ltd., Idaho Resources Corp., Genesis Gold Corp., Geological Services Inc. and High Stream Corp.

"Swap Contract" means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement; and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement, including any such obligations or liabilities under any such master agreement.

"Taxes" means all taxes, levies, imposts, stamp taxes, duties, deductions, withholdings and similar impositions payable, levied, collected, withheld or assessed as of the date of this Agreement or at any time in the future under Applicable Laws, and "Tax" shall have a corresponding meaning.

"Transaction Securities" means all securities issued, or that may be issued, pursuant to the transactions contemplated by the Loan Documents, including, without limitation, the Loan, the Advances, guarantees and the Common Shares.

"USA PATRIOT Act" means The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. No. 107-56 (signed into law October 26, 2001)).

"U.S. Person" means a U.S. person as that term is defined in Regulation S under the U.S. Securities Act.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

"U.S. Threshold" has the meaning specified in Section 3.4.1(b).

"Valgold" means Valgold Resources Ltd., a British Columbia corporation, and its successors and permitted assigns.

"Voting Shares" means securities or any class of Shares of a Person entitling the holders thereof to vote in the election of members of the board of managers, board of directors or other similar governing body, as applicable, of such Person.

"VWAP" means, with respect to a specific period, the volume-weighted average trading price of the Common Shares on the Exchange for such period.

"Waiver and Consent Agreement" means the waiver and consent agreement dated September 7, 2023 entered into between the Borrower and the Lender with respect to the Original Agreement.

1.2 Accounting Terms and Computations

Each accounting term used in this Agreement has the meaning assigned to it under IFRS unless otherwise defined herein and reference to any balance sheet item or income statement item means such item as computed from the applicable statement prepared in accordance with IFRS. All financial statements required to be delivered hereunder shall be reported in Canadian Dollars and shall be made and prepared in accordance with IFRS consistently applied throughout the periods involved. All financial covenant testing shall be in Canadian Dollars. In the event of a change in IFRS, the Borrower and the Lender shall negotiate in good faith to revise (if appropriate) such ratios and covenants to give effect to the intention of the parties under this Agreement as at the Closing Date, and any new ratio or covenant shall be subject to the approval of the Lender. In the event that such a negotiation is unsuccessful, all calculation thereafter made for the purpose of determining compliance with the financial ratios and financial covenants contained herein shall be made on a basis consistent with IFRS in existence at the Closing Date.

1.3 Currency References

All currency amounts referred to in this Agreement are in Canadian Dollars unless otherwise indicated. All references to "US$" shall refer to the currency of the United States of America.

1.4 Effective Date

This Agreement and the amendments to the Original Agreement contemplated herein shall become effective on the date (the "Effective Date") of completion of the Nova Acquisition pursuant to the Arrangement Agreement provided that the following conditions (the "Conditions to Effectiveness") have been satisfied as at such date (which shall be conclusively evidenced by the advance of the Initial Advance by the Lender):

(a) receipt of Exchange conditional acceptance (subject to the satisfaction of customary listing conditions of the Exchange) of this Agreement and the Initial Advance Conversion Price of $6.00 per Common Share on or before the date that the Nova Circular (as defined in the Arrangement Agreement) is mailed to the Nova shareholders (the Lender has confirmed to the Borrower that the terms of the Exchange's conditional acceptance of this Agreement and the Initial Advance Conversion Price of $6.00 per Common Share, as set out in the Exchange's letter dated October 18, 2023, satisfies this condition);

(b) receipt of NYSE American approval for the issuance pursuant to this Agreement, of not less than that number of Common Shares as is issuable upon the conversion of that portion of the principal amount of the Initial Advance convertible at the Initial Advance Conversion Price of $6.00 per Common Share;

(c) the transactions contemplated by the Subscription Agreement and the Subscription Receipt Agreement shall have completed immediately prior to or concurrently with the completion of the Arrangement and the Nova Acquisition;

(d) no Event of Default including no Material Adverse Effect (as those terms are defined in the Original Agreement) shall have occurred and be continuing;

(e) no Event of Default or Material Adverse Effect (as those terms are defined in the Nova CLA) shall have occurred and be continuing;

(f) the Lender shall have received certificates of an officer of the Borrower and Nova certifying that all representations and warranties contained in the Original Agreement and the Nova CLA are true and correct in all material respects as at the date of completion of the Nova Acquisition (subject to any written waivers and consents provided by the Lender in its sole discretion);

(g) the Waiver and Consent Agreement shall not have terminated pursuant to Section 4 thereof; and

(h) the Borrower and Nova shall not be in default or breach of any other written agreement made with the Lender in respect of the transactions contemplated herein or the Arrangement Agreement that is subject to an unexpired cure period provided for in any such other agreement made with the Lender.

On the Effective Date and concurrently with the satisfaction of the Conditions to Effectiveness and the drawdown of the Initial Advance, the Lender shall release and discharge each of MTA Canada Royalty Corp., Metalla S.A. and Metalla SEZC (collectively, the "Released Metalla Entities") from their respective liabilities and obligations in respect of the Loan, the Obligations and the Original Agreement, and shall release and discharge each Released Metalla Entity from the Existing Security.

If the Arrangement and the Nova Acquisition have not occurred by March 1, 2024, or if any of the Conditions to Effectiveness have not been satisfied upon or prior to completion of the Arrangement and the Nova Acquisition, then this Agreement shall terminate and be of no further force or effect provided that, for greater certainty, the Original Agreement shall continue in full force and effect following any such termination of this Agreement.

1.5 Amendment and Restatement

1.5.1 This Agreement amends and restates the Original Agreement in its entirety as at the Effective Date so as to preserve the perfection and priority of all security interests securing indebtedness and obligations under the Original Agreement, as amended hereby, and shall not be considered a novation thereof or termination of the obligations and liabilities existing thereunder. From and after the Effective Date, this Agreement shall supersede the Original Agreement insofar as it constitutes the entire agreement between the parties concerning the subject matter of this Agreement. With respect to (a) any date or time period occurring and ending prior to the Effective Date, the rights and obligations of the parties hereto shall be governed by the Original Agreement (including, the exhibits and schedules thereto) and the other Loan Documents (as defined therein), which for such purposes shall remain in full force and effect; and (b) any date or time period occurring or ending on or after the Effective Date, the rights and obligations of the parties hereto shall be governed by this Agreement (including, the exhibits and Schedules hereto) and the other Loan Documents (as defined herein). Any provision hereof which differs from or is inconsistent with a provision of the Original Agreement constitutes an amendment to the Original Agreement with each such amendment being effective as and from the Effective Date. This Agreement will not discharge or constitute a novation of any debt, obligation, covenant or agreement of the Loan Parties contained in the Original Agreement or in any Security or other Loan Documents, agreements, certificates, instruments, financing statements and other documents executed and delivered by or on behalf of the parties thereto in respect thereof or in connection therewith, but same shall remain in full force and effect save to the extent same are amended by the provisions of this Agreement and the due authorization, execution and delivery thereof, and all actions heretofore taken in connection therewith, including without limitation (i) all of payment and performance obligations, contingent or otherwise, of the Loan Parties under each of the Security and other Loan Documents to which each is a party (after giving effect hereto) and (ii) to the extent such Loan Party granted liens on or security interests in any of its property pursuant to such Security or other Loan Document as security for or otherwise guaranteed any of the Obligations under or with respect to the Loan Documents, such guarantee and grant of security interests and liens, are hereby ratified and confirmed in all respects. All representations and warranties set out in this Agreement are newly made on the Effective Date. but nothing herein shall release or otherwise affect the liability of the Borrower or the Guarantors in connection with the representations and warranties provided by them in the Original Agreement.

1.5.2 Each Loan Party hereby represents, warrants, acknowledges and agrees with the Lender that all Security and all other Loan Documents executed and delivered by it to the Lender prior to the date of this Agreement continue in full force and effect and remain valid and enforceable in accordance with their respective terms, save to the extent same are amended by the provisions of this Agreement, and are hereby ratified and confirmed. The execution of this Agreement shall not operate as a waiver of any right, power or remedy of the Lender or constitute a waiver of any provision of any Loan Document.

1.5.3 Furthermore, each Loan Party hereby confirms, acknowledges and agrees that on and after the Effective Date (a) all guarantees granted by it pursuant to the Original Agreement guarantee and continues to guarantee payment and performance of the Obligations (as defined herein), (b) all other Security granted by it pursuant to the Original Agreement secures and continues to secure payment and performance of the Obligations, (c) each reference to "Borrower" in the Security or other Loan Documents shall mean and be a reference to the "Borrower" as defined herein, (d) each reference to "Guarantee" or "Guaranty" in any Security or other Loan Documents shall mean and be a reference to the guarantees delivered under the Original Agreement and in addition thereto, any guarantees delivered under this Agreement, and (e) any reference to the Original Agreement in any Security or other Loan Document delivered pursuant to any of the foregoing shall be a reference to this Agreement and the Security and other Loan Documents are hereby amended to that effect.

1.6 Amendment Fee

The Borrower acknowledges that on the Effective Date, the Lender shall have earned an amendment fee in the amount of $125,000 (the "Amendment Fee") payable in full on the Closing Date to be deducted from the Initial Advance.

1.7 Exhibits and Schedules

The following Exhibits and Schedules are attached to this Agreement and incorporated herein by reference:

Exhibit A	Compliance Certificate
Exhibit B	Draw Request
Exhibit C	Amended and Restated Omnibus Guarantee
Exhibit D	Amended and Restated Omnibus Security Agreement
Schedule 3.7	ROFR Right
Schedule 7.1(a)(vii)	DLA Piper (Canada) LLP Opinion
Schedule 8.1(b)	Loan Parties' Information, Corporate Structure and Capitalization
Schedule 8.1(j)	Material Agreements

ARTICLE 2
THE LOAN

2.1 Establishment of Loan

Upon and subject to the terms and conditions of this Agreement, the Lender agrees and commits to provide a non-revolving convertible term loan (the "Loan") under which the Borrower may borrow up to the principal amount of $50,000,000 (the "Loan Limit"). On the Closing Date, the Borrower shall draw down the Loan in an amount equal to the aggregate of (the "Initial Advance"):

(a) the amount necessary to repay in full all Borrower Outstanding Advances plus all accrued and unpaid interest and standby fees including compound interest and standby fees added to principal;

(b) the amount necessary to repay in full all Nova Outstanding Advances plus outstanding interest and standby fees including compound interest and standby fees added to principal;

(c) the Amendment Fee; and

(d) any outstanding costs and expenses payable by the Borrower pursuant to Section 11.10.1 hereof.

Following the Initial Advance, the Borrower may from time to time borrow the remaining unadvanced portion of the Loan (the "Subsequent Availability") up to the Loan Limit by one or more Subsequent Advances in the minimum amount of $2,500,000 provided that the amount of any Subsequent Advance shall not be greater than the amount that would, when aggregated with the amount of all outstanding Advances, convert into such number of Common Shares of the Borrower that would exceed the U.S. Threshold, subject to the Loan Limit and satisfaction of the conditions precedent set forth in Section 7.2 including pro forma compliance with Financial Covenants. The Loan shall be non-revolving and, once repaid by the Borrower, re-advances of the Loan will not be permitted.

2.2 Expiry of Availability

No Advances will be available or made under the Loan on or after the date that is 30 days prior to the Maturity Date, subject to earlier cancellation and termination pursuant to Section 2.4 hereof. Any amounts not drawn on the Loan on or before such date shall be terminated and cancelled.

2.3 Use of the Advances

The Initial Advance shall be used by the Borrower to (a) repay in full all amounts outstanding under the Original Agreement and the Nova CLA as contemplated in Section 2.1 hereof, (b) to pay the Amendment Fee payable with respect to the Initial Advance, and (c) to pay the costs and expenses of the Lender up to the Effective Date payable pursuant to Section 11.10.1 hereof. Subsequent Advances shall only be used by the Borrower for (i) funding one or more Acquisitions, and (ii) such other use as agreed to in advance and in writing by the Lender from time to time.

2.4 Cancellation

At any time after the earlier of (a) all outstanding Advances being fully converted into Common Shares pursuant to Article 3 hereof, and (b) all outstanding Advances being prepaid pursuant to Section 4.2 hereof, the Borrower may cancel the whole, but less than the whole, of the unadvanced portion of the Subsequent Availability upon 15 Business Days prior written notice to the Lender and thereby terminate its obligation to pay the Standby Fee referred to in Section 5.3 on the unadvanced portion of the Subsequent Availability. If more than 12 months pass from the date of any Advance including the Initial Advance that will occur on the Closing Date, without a Subsequent Advance being made and no Advance or any portion thereof remains outstanding, the Lender or the Borrower may cancel the whole, but not less than the whole, of the unadvanced portion of the Subsequent Availability upon 15 Business Days prior notice to the other party and thereby terminate the obligation of the Borrower to pay the Standby Fee referred to in Section 5.3 on the unadvanced portion of the Subsequent Availability.

ARTICLE 3

CONVERSION

3.1 Conversion to Common Shares

3.1.1 Subject to the rules and policies of the Exchange and the NYSE American (if applicable) and Section 3.4, at any one or more times prior to the repayment of the principal amount outstanding of the Loan, or upon notification by the Borrower to the Lender of the Borrower's intention to prepay the principal amount of any Advance in part or in full, the Lender shall be entitled to elect to convert all or any portion of the principal amount of the Loan outstanding to the Lender at such time and all accrued and unpaid interest including compound interest accrued and outstanding thereon, but excluding any accrued and unpaid Standby Fees and the amount of the Initial Advance used to refinance outstanding standby fees under the Original Agreement and the Nova CLA and to pay the Amendment Fee (the "Conversion Amount") into such number (the "Specified Number") of fully paid and non-assessable Common Shares in the capital of the Borrower as is equal to the Conversion Amount divided by the Conversion Price determined in accordance with Sections 3.1.2, 3.1.3 or 3.1.4, as the case may be. Each election to convert by the Lender under this Article 3 shall be made on notice to the Borrower in accordance with Section 11.13 and shall specify the date for conversion (the "Conversion Date"). The Conversion Price and the Conversion Amount shall each be in Canadian Dollars.

3.1.2 The principal amount of that portion of the Initial Advance used to refinance the principal amount of the Borrower Outstanding Advances and the Nova Outstanding Advances on the Closing Date (excluding, for greater certainty, that portion of the Initial Advance used to refinance accrued and unpaid interest and standby fees including compound interest added to principal with respect to the Borrower Outstanding Advances and the Nova Outstanding Advances and to pay the Amendment Fee) shall be convertible into Common Shares at a price per Common Share equal to the Initial Advance Conversion Price.

3.1.3 Subject to the rules and policies of the Exchange and the NYSE American (if applicable),

including minimum pricing requirements, the principal amount of that portion of any Subsequent Advance which the Lender may elect to convert shall be convertible into Common Shares at a price per Common

Share equal to (as adjusted from time to time in accordance with the terms hereof, the "Subsequent Advance Conversion Price") a 20% premium above the 30 trading day VWAP of the Common Shares, in each case measured on the close of trading on the trading day immediately prior to the earlier of the announcement of such Subsequent Advance and the Funding Date of such Subsequent Advance.

3.1.4 All Conversion Amounts comprising (i) PIK Interest and accrued and unpaid interest which has been added to and forms a part of the principal amount of the Loan, (ii) interest accrued on the principal amount of the Loan or due hereunder, and (iii) that portion of the Initial Advance used to refinance accrued and unpaid interest including compound interest added to principal with respect to the Borrower

Outstanding Advances and the Nova Outstanding Advances (collectively, the "Interest Amounts") shall, subject to receipt of Exchange conditional acceptance at the time of conversion and NYSE American approval (subject to the satisfaction of customary listing conditions of the Exchange and NYSE American), be converted at a conversion price equal to (the "Interest Conversion Price") the Market Price (as defined in the Exchange's Corporate Finance Policy 1.1 or any successor or replacement policy) of the Common Shares on the earlier of (a) the date of conversion, and (b) the date when such Interest Amounts become due and payable, and shall not otherwise be convertible into Common Shares. The Borrower agrees to use commercially reasonable efforts to apply for Exchange acceptance and NYSE American approval (as applicable) for the conversion of the aforementioned Interest Amounts upon the date when such amounts become due and payable or as soon as reasonably practicable thereafter.

3.1.5 On each Conversion Date the Lender will be deemed to have subscribed for the Specified Number of Common Shares at a total subscription price (each, a "Subscription Price") equal to the applicable Conversion Amount, and the total Subscription Price payable by the Lender to the Borrower in accordance with this Section 3.1.5 will be automatically set-off against the full amount of such Conversion Amount owing by the Borrower to the Lender in full payment of each other effective as of the Conversion Date, whereupon the full amount of such Conversion Amount will be deemed to have been paid by the Borrower to the Lender and the total Subscription Price will be deemed to have been paid by the Lender to the Borrower.

3.2 Forced Conversion

3.2.1 Subject to the rules and policies of the Exchange (if applicable) and the NYSE American and Sections 3.4 and 4.2, if for a period of 30 consecutive trading days on the Exchange, the 30 trading day VWAP of the Common Shares equals or exceeds a 50% premium above the Initial Advance Conversion Price for the Initial Advance (an "Initial Advance Forced Conversion Trigger"), the Borrower shall, provided that no Default or Event of Default shall have occurred and be continuing, be entitled by written notice to the Lender (an "Initial Advance Forced Conversion Notice") to have the right (the "Initial Advance Forced Conversion Right") exercisable at any time after the Initial Advance Forced Conversion Trigger, to elect to cause the Lender to convert all or any portion of the principal amount outstanding of the Initial Advance, and such principal amount (together with, at the election of the Lender, all PIK Interest accrued and outstanding thereon) in the event of such an election shall constitute the Conversion Amount and shall be converted into Common Shares (the "Initial Advance Forced Conversion Shares") in accordance with Section 3.1 hereof. Upon a forced Conversion pursuant to this Section 3.2.1, the Borrower shall, upon the Lender's request, use all commercially reasonable efforts to identify and introduce one or more potential purchasers of the Initial Advance Forced Conversion Shares in order to facilitate the sale of any or all of Initial Advance Forced Conversion Shares held by the Lender, provided that the Borrower shall have no obligation to file a prospectus or registration statement in respect of any such trade made by the Lender nor shall the Borrower have any obligation or commitment in the nature of an agency or underwriting relationship to the Lender in respect of any such trade. Notwithstanding the foregoing, the Borrower shall not be entitled to give an Initial Advance Forced Conversion Notice if at any time after the occurrence of the first or any subsequent Initial Advance Forced Conversion Trigger the 30 trading day VWAP of the Common Shares for a period of five consecutive trading days measured on the close of trading on each such day at any time is less than 125% of the Initial Advance Conversion Price then in effect (an "Initial Advance Forced Conversion Termination"). If following the occurrence of any Initial Advance Forced Conversion Termination a subsequent Initial Advance Forced Conversion Trigger shall occur for 30 consecutive trading days commencing after the Initial Advance Forced Conversion Termination, then the right of the Borrower to cause the Lender to convert pursuant to this Section 3.2.1 shall be reinstated and shall be terminated upon the occurrence of any subsequent Initial Advance Forced Conversion Termination. The conversion of all or any part of any Advance pursuant to this Section 3.2.1 shall be deemed to be a prepayment and as a condition to any such conversion, the Borrower shall pay to the Lender any Make Whole Fee payable pursuant to Section 4.2.

3.2.2 Subject to the rules and policies of the Exchange (if applicable) and the NYSE American and Sections 3.4 and 4.2, if for a period of 30 consecutive trading days on the Exchange, the 30 trading day VWAP of the Common Shares equals or exceeds a 50% premium above the Subsequent Advance

Conversion Price for any Subsequent Advance (a "Subsequent Advance Forced Conversion Trigger"), the Borrower shall, provided that no Default or Event of Default shall have occurred and be continuing, be entitled by written notice to the Lender (a "Subsequent Advance Forced Conversion Notice") to have the right, exercisable at any time after the Subsequent Advance Forced Conversion Trigger, to elect to cause the Lender to convert all or any portion of the principal amount outstanding of such Subsequent Advance and such principal amount (together with, at the election of the Lender, all PIK Interest accrued and outstanding thereon) in the event of such an election shall constitute the Conversion Amount and shall be converted into Common Shares (the "Subsequent Advance Forced Conversion Shares") in accordance with Section 3.1 hereof. Upon a forced Conversion pursuant to this Section 3.2.2, the Borrower shall, upon the Lender's request, use all commercially reasonable efforts to identify and introduce one or more potential purchasers of the Subsequent Advance Forced Conversion Shares in order to facilitate the sale of any or all of Subsequent Advance Forced Conversion Shares held by the Lender, provided that the Borrower shall have no obligation to file a prospectus or registration statement in respect of any such trade made by the Lender nor shall the Borrower have any obligation or commitment in the nature of an agency or underwriting relationship to the Lender in respect of any such trade. Notwithstanding the foregoing, the Borrower shall not be entitled to give a Subsequent Advance Forced Conversion Notice if at any time after the occurrence of the first or any Subsequent Advance Forced Conversion Trigger the 30 trading day VWAP of the Common Shares for a period of five consecutive trading days measured on the close of trading on such day at any time is less than 125% of the Subsequent Advance Conversion Price then in effect (a "Subsequent Advance Forced Conversion Termination"). For greater certainty, if following the occurrence of any Subsequent Advance Forced Conversion Termination a subsequent Subsequent Advance Forced Conversion Trigger shall occur for 30 consecutive trading days commencing after the Subsequent Advance Forced Conversion Termination, then the right of the Borrower to cause the Lender to convert pursuant to this Section 3.2.2 shall be reinstated and shall be terminated upon the occurrence of any Subsequent Advance Forced Conversion Termination. The conversion of all or any part of any Advance pursuant to this Section 3.2.2 shall be deemed to be a prepayment and as a condition to any such conversion, the Borrower shall pay to the Lender any Make Whole Fee payable pursuant to Section 4.2.

3.3 Delivery of Shares

Upon the conversion of a Conversion Amount, the Lender or, at the Lender's written direction, one or more of the Lender's affiliates or associates (as such terms are defined in the Securities Act), shall be entered in the central securities register of the Borrower as at the date of conversion as the holder of the number of Common Shares into which such Conversion Amount is convertible and, as soon as practicable, the Borrower shall deliver to the Lender or such other Persons as the Lender may direct in writing, a certificate or other evidence for such Common Shares.

3.4 Thresholds and Restrictions

3.4.1 Notwithstanding any other provisions of this Agreement:

(a) Until the Borrower has obtained any shareholder approval required in accordance with Applicable Securities Legislation and the rules and policies of the Exchange, no portion of any Conversion Amount may be converted into Common Shares (including under Section 3.2) if, as a result of the conversion of such portion, the Lender, together with any person(s) or company(ies) acting jointly or in concert with the Lender, would in the aggregate beneficially own, or exercise control or direction over, 20.0% or more of the then total issued and outstanding Common Shares, calculated on a non-diluted basis (the "Canadian Threshold"). Upon written notice from the Lender that the Lender intends to elect a Conversion Amount that would result in the Lender exceeding the Canadian Threshold, the Borrower shall use commercially reasonable efforts to seek any shareholder approval required in accordance with Applicable Securities Legislation and the rules and policies of the Exchange. Notwithstanding the foregoing, but subject to Exchange approval, this Section 3.4.1(a) shall not prevent any conversion of any Conversion Amount in connection with any of the following permitted transactions:

(i) (i) any offer to purchase Common Shares made to all holders of Common Shares by way of take-over bid, plan of arrangement, merger, amalgamation or other similar transaction or series of transactions; (ii) any recapitalization, reclassification or change of Common Shares (other than changes resulting from a share split or consolidation) as a result of which Common Shares would be converted into, or exchanged for, securities or other property or assets; or (iii) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Borrower and its subsidiaries; in all cases to allow the Lender to participate in such transaction or transactions on a pari passu basis with all other holders of Common Shares; or

(ii) any transaction where substantially concurrently with such conversion (or promptly thereafter) the Lender sells or transfers the Common Shares received as a result of such conversion to a third party not affiliated with the Lender (which third party may include an underwriter or placement or distribution agent).

(b) To the extent that the NYSE American would otherwise require that the Borrower obtain shareholder approval in connection with the conversion of Common Shares pursuant to this Agreement, until the Borrower has obtained such shareholder approval required in accordance with the rules and policies of NYSE American, the maximum number of Common Shares that may be issued pursuant to this Agreement shall be equal to 19.99% of the number of Common Shares issued and outstanding on September 7, 2023 or such greater number of Common Shares as may be permitted by the NYSE American (the "U.S. Threshold").

3.4.2 A Conversion Amount may not be converted into Common Shares in the United States, or for the account or benefit of a U.S. Person or a person in the United States, unless an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws is available. The Lender's delivery of a notice of conversion pursuant to Section 3.1.1 shall constitute a representation and warranty to the Borrower that the Lender's representations, warranties and agreements in Section 8.2(f) remain true and correct as of the date of such notice and the Conversion Date, unless the Lender has provided to the Borrower together with the notice of conversion, a written opinion of counsel satisfactory to the Borrower, acting reasonably, that such conversion and the issuance of the Common Shares upon such conversion is exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

3.4.3 The Lender and the Borrower acknowledge that:

(a) the Borrower's Common Shares are listed on the Exchange;

(b) under Policy 4.1 of the Exchange, approval by an ordinary resolution of the holders of a listed issuer's Listed Shares (as defined in Policy 1.1 of the Exchange) is required prior to the issuance of securities of the issuer to a person which would result in that person (after giving effect to exercise of any warrants or the conversion of any convertible securities of the issuer held by such person) becoming a Control Person of the issuer (as defined in Policy 1.1) (such vote excluding the Listed Shares held by such person); and

(c) an exercise of the conversion rights contemplated by this Agreement may trigger such shareholder approval requirement, as such issuance may result in the Lender holding Common Shares of the Borrower and securities exercisable for or convertible into Common Shares of the Borrower which, after such exercise or conversion, would result in the Lender holding 20% or more of the Borrower's common shares.

3.4.4 If requested by the Lender in good faith on the basis it reasonably believes it could become a Control Person of the issuer (as defined in Policy 1.1) on conversion of any convertible securities held by the Lender, the Borrower covenants and agrees to use commercially reasonable efforts to seek the shareholder approval required by section 1.12 of Policy 4.1 of the Exchange referred to in Section 3.4.3 above.

3.5 Anti-Dilution

Subject to the rules and policies of the Exchange (if applicable) and the NYSE American, the Conversion Price at which any Conversion Amount is convertible and the number of Common Shares deliverable upon the conversion of any Conversion Amount shall be subject to adjustment in the events and in the manner following:

(a) If and whenever, the Borrower shall:

(i) subdivide or re-divide its outstanding Common Shares into a greater number of Common Shares;

(ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of shares; or

(iii) fix a record date for the issue of Common Shares (or securities exchangeable for or convertible into Common Shares) to the holders of all or substantially all the outstanding Common Shares by way of a stock dividend (other than the issue of Common Shares to holders of Common Shares pursuant to their exercise of options to receive dividends in the form of Common Shares),

(any of such events being called a "Common Share Reorganization") the Conversion Price in effect immediately after the record or effective dates of such Common Share Reorganization shall be adjusted by multiplying the Conversion Price in effect on the day preceding such record or effective date by a fraction, the numerator of which shall be the total number of Common Shares outstanding before such Common Share Reorganization and the denominator of which shall be the total number of Common Shares outstanding immediately after such Common Share Reorganization, including in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record or effective date. Such adjustment shall be made successively whenever any event referred to in this clause (a) shall occur. Any such issue of Common Shares by way of a stock dividend shall be deemed to have been made on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under clauses (b) and (c) of this Section 3.5.

(b) If and whenever the Borrower shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for Common Shares) at a price per share (or having a conversion or exchange price per share) less than any Conversion Price per share in effect as determined under Section 3.4 hereof of a Common Share on such record date, such Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate purchase price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible securities so offered) by such Conversion Price per Common Share on such record date, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase (or into which the convertible securities so offered are convertible or exchangeable). Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such rights, options or warrants are not so issued or any such rights, options or warrants are not exercised prior to the expiration thereof, the Conversion Price shall be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or, effective as at the date of such expiration, to the Conversion Price which would then be in effect based upon the number of Common Shares (or securities convertible into Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

(c) If and whenever the Borrower shall fix a record date for the making of a distribution to all or substantially all of the holders of its outstanding Common Shares of:

(i) shares of any class other than Common Shares and other than shares distributed to holders of Common Shares pursuant to their exercise of options to receive dividends in the form of such shares in lieu of dividends paid in the ordinary course on the Common Shares; or

(ii) rights, options or warrants (excluding those referred to in clause (b) of this Section 3.5); or

(iii) evidences of its indebtedness; or

(iv) assets (excluding dividends paid in the ordinary course);

then, in each such case, each Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Conversion Price per Common Share on such record date, less the fair market value on a per share basis (as determined by the Board, acting reasonably, which determination shall be conclusive) of such shares or rights, options or warrants or evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Conversion Price per Common Share on such record date. Any Common Shares owned by or held for the account of the Borrower shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the Conversion Price shall be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon such shares or rights, options or warrants or evidences of indebtedness or assets actually distributed, as the case may be. In paragraph (iv) of this clause (c) the term "dividends paid in the ordinary course" shall include the value of any securities or other property or assets distributed in lieu of cash dividends paid in the ordinary course at the option of shareholders.

(d) In the case of any reclassification of, or other change in, the outstanding Common Shares, including, without limitation, as a result of a merger, amalgamation, arrangement or other reorganization, other than a subdivision, re-division, reduction, combination or consolidation, the Lender shall be entitled to receive upon conversion of any Conversion Amount and shall accept in lieu of the number of Common Shares to which it was theretofore entitled upon such conversion, the kind and amount of shares and other securities or property which the Lender would have been entitled to receive as a result of such reclassification or other change if, on the effective date thereof, the Lender had been the registered holder of the number of Common Shares to which it was theretofore entitled upon conversion. If necessary, appropriate adjustments shall be made in the application of the provisions set forth in this Section 3.5 with respect to the rights and interests thereafter of the Lender to the end that the provisions set forth in this Section 3.5 shall thereafter correspondingly be made applicable as nearly as may be possible in relation to any shares or other securities or property thereafter deliverable upon the conversion of any Conversion Amount. Any such adjustments shall be made by and set forth in a supplemental promissory note approved by the directors of the Borrower and the Lender and shall for all purposes be conclusively deemed to be an appropriate adjustment.

(e) In any case in which this Section 3.5 shall require that an adjustment shall become effective immediately after a date for an event referred to herein, the Borrower may, defer, until the occurrence of such event, issuing to the Lender converting after such record date and before the occurrence of such event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Borrower shall deliver to the Lender an appropriate instrument evidencing the Lender's right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the Conversion Date or such later date as the Lender would, but for the provisions of this clause (e) have become the holder of record of such additional Common Shares.

(f) The adjustments provided for in this Section 3.5 are cumulative and shall apply to successive subdivisions, re-divisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section 3.5, provided that, notwithstanding any other provision of this Section 3.5, no adjustment shall be made which would result in an increase in the Conversion Price (except on a combination or consolidation of the outstanding Common Shares or any reclassification of or other transaction involving the outstanding Common Shares contemplated in clause (d) above) and no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided, however, that any adjustments which by reason of this clause (f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(g) The Borrower shall, from time to time immediately after the occurrence of any event which requires an adjustment or re adjustment as provided in this Section 3.5, deliver a certificate of the Borrower to the Lender specifying the nature of the event requiring the same and the amount of the necessary adjustment and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

(h) In the event of any question or dispute with respect to the adjustments provided in this Section 3.5, such question or dispute shall be conclusively determined by a firm of chartered accountants (who may be the Borrower's auditors) appointed by the Lender and reasonably acceptable to the Borrower. Such chartered accountants shall be given access to all necessary records of the Borrower and their determination shall be binding upon the Borrower and the Lender.

(i) While the Lender has the right to convert the Loan, the Borrower covenants that it shall: (i) give at least 14 days prior notice of its intention to set a record date in respect of any subdivision, re-division, reduction, combination, consolidation or stock dividend pursuant to Section 3.5(a), any issue of rights, options or warrants pursuant to Section 3.5(b) or any distribution pursuant to Section 3.5(c); (ii) specify in any such notice the particulars of such event; and (iii) not during the period of such notice close the transfer books for its Common Shares so as to prevent the conversion of the Loan or fix a record date for voting so as to prevent the Common Shares resulting from the conversion of the Loan to be voted.

In case the Borrower after the date hereof shall take any action affecting the Common Shares, including any action described in this Section 3.5, which would affect the conversion rights of the Lender, the Borrower shall provide prior written notice thereof to the Lender including particulars and details thereof prior to the taking of such action.

3.6 General

3.6.1 The Borrower shall reserve and there shall remain unissued out of its authorized share structure a sufficient number of Common Shares to fully satisfy the rights of conversion provided for herein. The Borrower covenants with the Lender that all Common Shares which shall be so issuable shall be duly and validly issued as fully-paid and non-assessable.

3.6.2 If any Common Shares to be issued upon the conversion of any Conversion Amount hereunder require any filing with or registration with or approval of any governmental authority in Canada or compliance with any other requirement under any law of Canada or a Province thereof on the part of the Borrower before such Common Shares may be validly issued upon such conversion or, traded by the Person to whom they are issued pursuant to such conversion, the Borrower will take all reasonable action as may be necessary to secure such filing, registration, approval or compliance as the case may be; provided that, in the event that such filing, registration, approval or compliance is required only by reason of the particular circumstances of or actions taken by any such person, the Borrower will not be required to take such action. In any event the Borrower will not be required to file a prospectus or registration statement with any securities regulatory authority qualifying any Common Shares issuable upon conversion of any Conversion Amount.

3.6.3 The Borrower shall not be required to issue fractional Common Shares upon the conversion of a Conversion Amount. In lieu of the Borrower issuing a fractional Common Share, the Borrower shall round such fractional Common Share down to the next whole Common Share.

3.6.4 The Lender covenants and agrees with the Borrower that, for as long as there is any principal amount outstanding of the Loan, unless otherwise consented to by the Borrower, the Lender and its

Affiliates will not, directly or indirectly, hold any "short positions", in or enter into any forward contract, equity swap, put, call, collar, or similar transaction on any of the Borrower's securities including without limitation the Common Shares that results in a gain only if the value of such securities declines in the future.

3.7 Right of First Refusal

Schedule 3.7 (ROFR Right) forms an integral part of this Agreement.

ARTICLE 4

TERM, PREPAYMENT, REPAYMENT AND CANCELLATION

4.1 Term

Subject to the Lender's right to demand accelerated payment upon an Event of Default that is continuing, the outstanding principal amount of the Loan together with all other outstanding Obligations shall be immediately due and payable by the Borrower on the Maturity Date.

4.2 Voluntary Prepayment

The Borrower may, at any time prior to [Redacted - Commercially Sensitive Information] the date of an Advance so long as an Event of Default has not occurred and is continuing, upon [Redacted - Commercially Sensitive Information] Business Days' prior notice to the Lender, make by wire transfer a prepayment [Redacted - Commercially Sensitive Information] of the outstanding principal amount of such Advance together with (a) accrued and unpaid interest (including PIK Interest) on such principal amount to the date of prepayment; and (b) a fee (the "Make Whole Fee") equal to [Redacted - Commercially Sensitive Information]. The parties acknowledge that it is their intention that the Lender shall earn [Redacted - Commercially Sensitive Information] on each Advance (or the equivalent thereof if an Advance is prepaid as contemplated above) up to [Redacted - Commercially Sensitive Information] following each such Advance on the full principal amount of the Advances made under the Loan (not including any principal amount converted by the Lender to Common Shares pursuant to Section 3.1 but, for greater certainty, including any principal amount converted to Common Shares pursuant to Section 3.2. The Borrower may, at any time on or after the [Redacted - Commercially Sensitive Information] of an Advance so long as an Event of Default has not occurred and is continuing, upon [Redacted - Commercially Sensitive Information] prior notice to the Lender, make by wire transfer a prepayment in whole or in part of the outstanding principal amount of such Advance together with accrued and unpaid interest on such principal amount to the date of prepayment but otherwise with no bonus or penalty. Notwithstanding the foregoing, no outstanding Advance may be prepaid under this Section 4.2, in whole or in part, if the Lender is prohibited from converting such Advance in whole, or in part, pursuant to Section 3.4 hereof. The Borrower shall have no other right of prepayment. No Make Whole Fee shall be payable with respect to (i) the voluntary Conversion of any Advance by the Lender pursuant to Section 3.1 hereof; and (ii) the prepayment of that portion of the Initial Advance used to refinance accrued and unpaid interest and standby fees including compound interest added to principal with respect to the Borrower Outstanding Advances and the Nova Outstanding Advances. Any forced Conversion of any Advance or portion thereof pursuant to Section 3.2 hereof shall be deemed to be a voluntary prepayment of such Advance or portion thereof and as a condition to such forced Conversion, the Borrower shall pay to the Lender [Redacted - Commercially Sensitive Information] of the applicable Make Whole Fee.

4.3 Payment of Make Whole Fee Upon Acceleration

The occurrence of an Event of Default and the acceleration of the Obligations prior to the Maturity Date will be deemed to be a voluntary prepayment of the outstanding principal amount of the Obligations, and if the acceleration occurs prior to the date that is 12 months following the date of any Advance the Borrower will pay the Make Whole Fee to the Lender in respect of each such Advance in addition to the other outstanding amounts of the Obligations as if the outstanding principal amount of the Obligations was being prepaid by the Borrower pursuant to Section 4.2 on the next Business Day following the date of acceleration. The Borrower acknowledges that the Make Whole Fees that are payable upon acceleration of the Obligations prior to the Maturity Date is not a penalty but is liquidated damages intended to ensure that the Borrower does not avoid payment of the Make Whole Fees by intentionally defaulting hereunder.

ARTICLE 5

PAYMENT OF INTEREST AND FEES

5.1 Interest on Loan

Subject to Section 5.2, from and including the date of each Advance, the outstanding principal amount of the Advances (including PIK Interest added to principal) shall bear interest, both before and after maturity, default and judgment on any unpaid amount thereof until all such Obligations have been satisfied in full, as follows:

(a) from and including the Effective Date up to and including the date that is the 18-month anniversary of the Initial Advance, at a rate of 10% per annum compounded monthly and added to the outstanding principal amount of each applicable Advance on each Interest Payment Date payable on the Maturity Date subject to the Lender's right to demand accelerated payment upon an Event of Default which is continuing; and

(b) from and after the date that is the 18-month anniversary of the Initial Advance, at a rate of 10% per annum, both before and after maturity and judgment, calculated and payable monthly on each Interest Payment Date provided that the Borrower may elect on each such Interest Payment Date to accrue up to 2% per annum of the total interest rate of 10% per annum in which case such interest so accrued shall be compounded monthly on each Interest Payment Date and added to the outstanding principal of the applicable Advance on each Interest Payment Date payable on the Maturity Date subject to the Lender's right to demand accelerated payment upon an Event of Default which is continuing.

All such interest which is compounded monthly and added to principal is herein called "PIK Interest".

5.2 Default Interest Rate

Upon the occurrence and during the continuance of an Event of Default, at the prior written election of the Lender, interest on the outstanding principal amount of the Loan payable pursuant to Section 5.1 will be increased by an additional [Redacted - Commercially Sensitive Information] per annum (the "Default Rate") effective as at the Interest Payment Date immediately preceding the triggering of such an Event of Default (for clarity, the Interest Payment Date occurring in the immediately preceding calendar month in the case of failure to pay interest on any Interest Payment Date) payable on demand upon the written request of the Lender. The Borrower acknowledges and agrees that the increased rate of interest on the occurrence of an Event of Default is not a penalty but rather a genuine pre-estimate of the Lender's increased cost and risk of the outstanding Loan.

5.3 Standby Fee

The Borrower agrees to pay to the Lender a standby fee (the "Standby Fee") with respect to the undrawn portion of the Loan available for drawdown pursuant to the terms of this Agreement (for clarity, excluding any portion cancelled pursuant to Section 2.4), calculated on a daily basis from the Effective Date, notwithstanding the non-fulfillment of any conditions precedent to any Advance under the Loan from and after the Effective Date, equal to the difference between (a) the Loan Limit; and (b) the sum of all outstanding Advances (excluding PIK Interest) under the Loan and any principal amounts of the Loan (excluding PIK Interest) converted into Common Shares pursuant to Article 3) as at the date of calculation, multiplied by 1.50% per annum (calculated on the basis of a 365-day year for the actual days elapsed), which Standby Fee shall be compounded monthly and payable in arrears on each Interest Payment Date following the Effective Date.

5.4 Commitment Fee

The Borrower shall pay to the Lender commitment fee (the "Commitment Fee") equal to 1.00% of the principal amount of any Subsequent Advance. The Commitment Fee is earned by the Lender and payable by the Borrower in full upon the date of each Subsequent Advance and deducted from such Subsequent Advance.

5.5 Matters Relating to Interest

5.5.1 Unless otherwise indicated, interest on any outstanding principal amount shall be calculated daily and shall be payable monthly in arrears on the applicable Interest Payment Date. If an Interest Payment Date is not a Business Day, the interest payment due on such day shall be made on the next Business Day, and interest shall continue to accrue on the said principal amount and shall also be paid on such next Business Day. Interest shall accrue from and including the day upon which the Advance is made, and ending on and including the day on which any portion of the Advance is repaid or satisfied. All computations of interest shall be made on the basis of a 365-day year and the actual number of days elapsed.

5.5.2 Unless otherwise stated, in this Agreement if reference is made to a rate of interest, fee or other amount "per annum" or a similar expression is used, such interest, fee or other amount shall be calculated on the basis of a year of 365 days. For the purposes of the Interest Act (Canada), whenever any interest or fee under this Agreement is calculated using a rate based on a period other than a calendar year such rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to such rate as determined multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends and divided by the number of days comprising such other period. The rates under this Agreement are nominal rates and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

5.5.3 Notwithstanding any other provisions of this Agreement, if the amount of any interest, premium, fees or other monies or any rate of interest stipulated for, taken, reserved or extracted under the Loan Documents would otherwise contravene the provisions of Section 347 of the Criminal Code (Canada), Section 8 of the Interest Act (Canada) or any successor or similar legislation, or would exceed the amounts which the Lender is legally entitled to charge and receive under any law to which such compensation is subject, then such amount or rate of interest shall be reduced to such maximum amount as would not contravene such provision; and to the extent that any excess has been charged or received the Lender shall apply such excess against the Obligations, first by reducing the amount or rate or any interest required to be paid to the Lender and thereafter by reducing any fees, commissions, costs, expenses or other amounts requested to be paid by the Lender which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada), and, following which, refund any further excess amount.

5.6 Place of Repayments

5.6.1 All payments of principal, interest and other amounts to be made by the Borrower pursuant to this Agreement shall be made directly to the Lender, with such payments being made by the Borrower at such address and to such account as the Lender may direct in writing from time to time. All such payments received by the Lender on a Business Day before 5:00 p.m. (Vancouver, British Columbia time) shall be treated as having been received by the Lender on that day; payments made after such time on a Business Day shall be treated as having been received by the Lender on the next Business Day.

5.6.2 Whenever any payment shall be due on a day which is not a Business Day, the date for payment thereof shall be extended to the next succeeding Business Day. Interest shall continue to accrue and be payable thereon as provided herein, until the date on which such payment is received by the Lender.

5.7 Evidence of Obligations (Noteless Advance)

The Lender shall open and maintain, in accordance with its usual practice, accounts evidencing the Obligations; and the information entered in such accounts shall constitute prima facie evidence of the Obligations in absence of manifest error.

ARTICLE 6

SECURITY

6.1 Security

The Security to be provided to the Lender from time to time for the granting of the Loan and as security for the Obligations shall consist of the following, all of which documents shall be in form and substance satisfactory to the Lender:

(a) the Amended and Restated Omnibus Guarantee provided by Nova, Valgold, MTA Australia and MTA Mexico on the Closing Date and each other Subsidiary of the Borrower now or hereafter existing that makes an Acquisition funded in whole or in part by a Subsequent Advance or, if created after the date hereof, that enters into or becomes party to any Material Agreement as contemplated in Section 9.1(l) hereof;

(b) the Amended and Restated Omnibus Security Agreement provided by the Borrower, Nova and Valgold on the Closing Date and by each other Subsidiary of the Borrower now or hereafter subsisting under the laws of Canada (provincial, territorial or federal) or the laws of any state of the United States of America (or UCC governed security agreement in the case of U.S. Subsidiaries on substantially the same terms) that makes an Acquisition funded in whole or in part by a Subsequent Advance or, if created after the date hereof, that enters into or becomes party to any Material Agreement as contemplated in Section 9.1(l) hereof;

(c) securities pledge agreements granted by the applicable Loan Party granting a First Ranking Security Interest over all present and after acquired Shares of each Guarantor to the extent such First Ranking Security Interest is not created by the Amended and Restated Omnibus Security Agreement as contemplated in Section 9.1(l) hereof; and

(d) any other additional security contemplated in Section 6.4 hereof.

6.2 Additional Security and Registration

Each Loan Party shall promptly execute and deliver to the Lender or cause to be delivered to the Lender, at the expense of the Borrower, any Security referred to in Section 6.1 (to the extent not delivered on the Closing Date) and any Security referred to in Section 6.1 to be granted by any Person becoming a Subsidiary, and such confirmations or such notices or documents containing such further description of properties charged or intended to be charged by such Security as may in the reasonable opinion of the Lender or their counsel be necessary or advisable to create and maintain charges over all Collateral. Each Loan Party shall cause to be promptly made all registrations and filings under any Applicable Laws (including financing statements) necessary, in the reasonable opinion of the Lender or its counsel, to render the Security including any guarantees fully effective and enforceable. Each Loan Party authorizes the Lender to file any such financing statements or similar documents in order to perfect Security granted by any Loan Party, without the signature of such Loan Party, or to execute such financing statement as attorney for such Loan Party, in the event such Loan Party fails to do so promptly upon request by the Lender. Each Loan Party acknowledges that the Security has been prepared on the basis of Applicable Laws in effect on the Closing Date, and that changes to Applicable Laws may require the execution and delivery of different forms of documentation, and accordingly the Lender shall have the right to require that the Security be amended, supplemented or replaced (and the Loan Parties shall duly authorize, execute and deliver to the Lender on request any such amendment, supplement or replacement with respect to any of the Security to which such Loan Party is a party consistent with the intent of the Security on the Closing Date): (i) to reflect any change in Applicable Laws, whether arising as a result of statutory amendments, court decisions or otherwise; (ii) to facilitate the creation and registration of appropriate forms of security in all applicable jurisdictions; or (iii) to ensure that all Security, including any guarantees delivered hereunder are fully effective and enforceable under all Applicable Laws.

6.3 After Acquired Property, Further Assurances

The Borrower agrees to execute and deliver from time to time, and cause each other Loan Party to execute and deliver from time to time, all such further documents and assurances as may be reasonably required by the Lender from time to time in order to provide the Security contemplated in Section 6.1, 6.4 and Section 9.1(l), specifically including: supplemental or additional security agreements, assignments and pledge agreements which shall include lists of specific assets to be subject to the security interests required hereunder.

6.4 Permitted Senior Debt

The Lender agrees that upon request of the Borrower, it will enter into an Intercreditor Agreement with any Qualified Lender providing Permitted Senior Debt, provided that the Borrower and its Subsidiaries shall have provided to the Lender any additional guarantees and security together with supporting legal opinions to ensure that the Lender has a valid perfected Lien over all Property over which such Qualified Lender has been granted a Lien.

ARTICLE 7

DISBURSEMENT CONDITIONS

7.1 Conditions Precedent to the Initial Advance

The obligation of the Lender under this Agreement to make the Initial Advance is subject to and conditional upon the following conditions being satisfied prior to or on the Effective Date (unless otherwise waived by the Lender, in its discretion):

(a) receipt by the Lender, of the following documents, each in full force and effect, and in form and substance satisfactory to the Lender (unless delivery has been waived by the Lender):

(i) this Agreement, duly executed and delivered by the Borrower and the Existing Guarantors;

(ii) certified copies of the Constating Documents of each Loan Party;

(iii) certificates of incumbency of each Loan Party;

(iv) certified copies of the resolutions of the board of directors of each Loan Party, authorizing the execution, delivery and performance of its obligations under the Loan Documents to which it is a party;

(v) duly executed copies of the Security (except the Existing Security), duly registered or perfected to the Lender's satisfaction, where applicable subject only to Permitted Liens;

(vi) releases, discharges and postponements (in registrable form where appropriate) covering all Liens affecting the Collateral encumbered by the Security which are not Permitted Liens, if any, or undertakings satisfactory to the Lender to provide such releases, discharges and postponements; and

(vii) letters of opinion of external legal counsel to the Borrower, Nova and the Canadian Guarantors, addressed to the Lender in the form attached as Schedule 7.1(a)(vii) relating to, the subsistence of such Loan Parties; the due authorization, execution, delivery and enforceability of this Agreement and the other the Loan Documents executed by such Loan Parties in connection with the Initial Advance; the registration, validity and perfection of the security interests, non-contravention of laws and Constating Documents, and the valid issuance of the Conversion Shares upon Conversion as contemplated in Section 3.1 in accordance with all Applicable Laws and all Applicable Securities Legislation;

(b) the Borrower shall have paid all reasonable and documented, out-of-pocket costs and expenses of the Lender in respect of the Initial Advance;

(c) receipt of all board, regulatory, securities and/or third party consents and/or approvals required in respect of this Agreement and the issuance of the Conversion Shares upon Conversion including Exchange conditional acceptance, NYSE American approval and any other applicable Governmental Authority approval(s) (the Lender has confirmed to the Borrower that the terms of the Exchange's conditional acceptance of this Agreement and the issuance of the Conversion Shares upon Conversion, as set out in the Exchange's letter dated October 19, 2023, are satisfactory); and

(d) signed direction to pay in respect of the Initial Advance authorizing payment in full from the Initial Advance of all amounts outstanding under the Original Agreement and the Nova CLA, and the deduction of all outstanding Lender fees and costs, including the Amendment Fee.

7.2 Conditions Precedent to All Advances

The obligation of the Lender under this Agreement to make any Advance under the Loan, including the Initial Advance, is subject to and conditional upon the following (unless otherwise waived by the Lender, in its discretion):

(a) receipt by the Lender of at least seven Business Days' prior written notice of the request for the Advance (other than in the case of the Initial Advance to be made at least three Business Days prior to the Funding Date ), in the form of a Draw Request together with a Compliance Certificate as at the Funding Date of such Advance showing pro forma compliance with all Financial Covenants and certifying the matters set forth in Sections 7.2(b) to 7.2(d) inclusive;

(b) no Default or Event of Default shall have occurred and be continuing or would result from such Advance;

(c) without limiting paragraph (b) above, the representations and warranties contained in Article 8 and the other Loan Documents shall be true and correct in all material respects (unless any such representation or warranty is qualified as to materiality, or by a qualifying schedule, in which case such representation and warranty shall be true and correct in all respects) on the date that the Advance is to be made; provided, however, that those representations and warranties expressly referring to another date or time period shall be true, correct and complete in all material respects as of such date or time period;

(d) no event or circumstance shall have occurred that has resulted in a Material Adverse Effect;

(e) in the case of a Subsequent Advance, the Advance request shall be for not less than $2,500,000 subject to the Loan Limit provided that the amount of any Subsequent Advance shall not be greater than the amount that would, when aggregated with the amount of all outstanding Advances, convert into such number of Common Shares of the Borrower that would exceed the U.S. Threshold;

(f) in the case of a Subsequent Advance under the Loan, the receipt of Exchange conditional acceptance and NYSE American approval (subject to the satisfaction of customary listing conditions of the Exchange and NYSE American with any such customary listing conditions being satisfactory to the Lender, acting reasonably, and for the avoidance of doubt, conditions that are consistent with past practice in relation to the Original Agreement will be deemed to be satisfactory to the Lender) of the Subsequent Advance Conversion Price for such Subsequent Advance and the Common Shares issuable upon the conversion of the principal amount of such Subsequent Advance, all in form, and on terms, satisfactory to the Lender;

(b) in relation to an Acquisition funded by any Subsequent Advance:

(i) prior to the Funding Date for such Subsequent Advance and concurrently with delivery of the items referenced in Section 7.2(g)(i)(A) and Section 7.2(g)(i)(B) below to the Board of Directors of the Borrower, the Borrower shall have provided to the Lender:

(A) an updated three statement financial model including current calendar month, immediately preceding 24 calendar months; and forecast next 12 calendar months, where historical calendar months are pro forma for the Acquisition; and

(B) the complete results of its due diligence review of the Acquisition, and Lender shall have been satisfied with the results of such due diligence review;

(ii) at least 15 Business Days prior to any Subsequent Advance, the Borrower shall have provided the Lender with such information as may be requested by the Lender, acting reasonably, including a draft of the definitive agreement or letter of intent related to the Acquisition and an NPV calculation for the Acquisition; and

(iii) on or before the date of any Subsequent Advance to fund an Acquisition being made by a Subsidiary that is not a Guarantor (or such date not later than the date which is 30 days after the date of such Subsequent Advance in the case of a new Subsidiary to be acquired pursuant to an Acquisition which is not subsisting under the laws of Canada or a Province or Territory thereof), the Borrower shall have provided to the Lender the Security and other deliveries contemplated by Section 9.1(l) hereof, duly registered to the Lender's satisfaction, where applicable, subject only to Permitted Liens;

(h) the Lender, acting reasonably, shall be satisfied with its review of all Material Agreements related to an Acquisition related to a Subsequent Advance;

(i) no event or circumstance shall have occurred that would reasonably be expected to have a Material Adverse Effect;

(j) the Lender shall be satisfied that, upon payment of the Subsequent Advance, none of the assets and properties of the Borrower and its Subsidiaries is subject to Liens other than Permitted Liens;

(k) the Borrower shall have paid all reasonable and documented, out-of-pocket costs and expenses of the Lender in respect of the Advance, including the Commitment Fee and, provided that in the case of legal fees counsel to the Lender has provided the Borrower with an invoice detailing the payment required by 11 a.m. one Business Day prior to the date of the Advance; and

(l) with respect to any Subsequent Advance, a certificate of status, compliance or like certificate to any entity created since the immediately prior Advance.

7.3 Waiver

The conditions in Sections 7.1 and 7.2 are inserted for the sole benefit of the Lender and may be waived by the Lender, in whole or in part (with or without terms or conditions).

ARTICLE 8

REPRESENTATIONS AND WARRANTIES

8.1 Representations and Warranties of the Borrower

Notwithstanding that this Agreement has been executed and delivered by the parties hereto prior to the completion of the Arrangement and the Nova Acquisition, the representations and warranties set out herein are hereby deemed to have been made as if the Arrangement and the Nova Acquisition have been completed. The Borrower hereby represents and warrants to the Lender as follows, with respect to the Borrower and also with respect to each of its Subsidiaries (except as otherwise noted below):

(a) Incorporation and Qualification. The Borrower is a corporation duly continued, organized and validly existing under the laws of British Columbia, Canada. Each of the Subsidiaries is a corporation duly incorporated, organized and validly existing under the laws of its governing jurisdiction. The Borrower and each Subsidiary is qualified, licensed or registered to carry on business under the laws applicable to it in all jurisdictions in which such qualification, licensing or registration is necessary or where failure to be so qualified would have a Material Adverse Effect;

(b) Information, Corporate Structure, Capitalization and Assets. The ownership of Shares (including number and class of Shares), as of the date hereof, of each Subsidiary is as set out in Schedule 8.1(b). Schedule 8.1(b) also contains a complete and accurate list, as of the Closing Date, of:

(i) the Borrower's and each Subsidiary's full and correct legal name, any predecessors and prior names;

(ii) the Borrower's and each Subsidiary's jurisdiction of incorporation or formation and the jurisdiction where its registered office, chief executive office and/or principal place of business is located;

(iii) all of the Subsidiaries of the Borrower; and

(iv) a list of all outstanding Shares of each Subsidiary; and

(v) all Participations, Participation Transactions and Material Agreements owned or entered into by the Borrower and each Subsidiary.

(c) Corporate Power. The Borrower and each Subsidiary has all requisite corporate power and authority to (i) own, lease and operate its properties and assets and to carry on its business as now being conducted by it; and (ii) enter into and perform its obligations under the Loan Documents to which it is a party;

(d) Conflict With Other Instruments. The execution and delivery by the Borrower and each other Loan Party and the performance of its obligations under, and compliance with the terms, conditions and provisions of, the Loan Documents to which it is a party will not (i) conflict with or result in a breach of any of the terms or conditions of (A) its Constating Documents; (B) any Applicable Law; (C) any contractual restriction binding on or affecting it or its properties; or (D) any judgment, injunction, determination or award which is binding on it; or (ii) result in, require or permit the imposition of any Lien in, on or with respect to any of its assets or property (except for Permitted Liens);

(e) Corporate Action, Governmental Approvals, etc. The execution and delivery by the Borrower and each other Loan Party of each of the Loan Documents to which it is a party and the performance by it of its obligations under such Loan Documents have been duly authorized by all necessary corporate action. No authorization, consent, approval, registration, qualification, designation, declaration or filing with any Governmental Authority or other Person, is or was necessary in connection with the execution, delivery and performance of obligations by the Borrower and each other Loan Party under the Loan Documents except as are in full force and effect, unamended, at the date of this Agreement (except for the registration or perfection of security to be provided by Nova);

(f) Ownership of Assets. The Borrower and each of its Subsidiaries has good title to the Participations, Participation Transactions and Material Agreements (except for Permitted Liens) as reflected in the Metalla Financial Statements (as defined herein) and in Schedule 8.1(b);

(g) No Default. The Borrower and each Subsidiary is not in violation of its Constating Documents or any shareholders' agreement applicable to it;

(h) Compliance with Laws. The Borrower and each Subsidiary is in material compliance with all Applicable Laws, judgments and orders and rulings, guidelines and decisions having force of law other than non compliance or violations which would not have a Material Adverse Effect;

(i) No Material Adverse Agreements. The Borrower and each Subsidiary is not a party to any agreement or instrument or subject to any restriction (including any restriction set forth in its Constating Documents, by laws or any shareholders' agreement applicable to it) which has or could reasonably be expected to have a Material Adverse Effect;

(j) Material Agreements, etc. The Material Agreements of the Borrower and each Subsidiary are fully described in Schedule 8.1(j), are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof (as applicable), except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by Applicable Law. Neither the Borrower or any Subsidiary is in default of any of the material provisions of any such Material Agreement, and no circumstance exists under any such Material Agreement which with the giving of notice or the passage of time or both would give rise to a Material Adverse Effect. No counterparty to a Material Agreement has made any written allegation of a default of any of the provisions of any such Material Agreement;

(k) Financial Statements. All financial statements of the Borrower which have been filed on the System for Electronic Document Analysis and Retrieval (SEDAR) profile of Borrower within the 24-month period immediately preceding the Closing Date (collectively, the "Metalla Financial Statements") were prepared in accordance with IFRS consistently applied (except as otherwise indicated in such financial statements and the notes thereto or in the related report of Borrower's independent auditors, and except that the unaudited Metalla Financial Statements may not contain footnotes and are subject to normal year end adjustments, none of which individually or in the aggregate will be material in nature or amount) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Borrower and its Subsidiaries as of the dates thereof and for the periods indicated therein;

(l) Liabilities. The Borrower and its Subsidiaries, taken as a whole, have no material liabilities, fixed or contingent, that are not reflected and accurately accounted for in the Metalla Financial Statements, in the notes thereto or otherwise disclosed to the Lender, other than liabilities arising in the Ordinary Course of Business since the date of such Metalla Financial Statements.

(m) Litigation. Except as disclosed in writing by the Borrower to the Lender (and in respect of any such disclosure made as at the Closing Date, waived by the Lender in writing), there is no litigation (actual, pending or threatened in writing) or other legal proceeding affecting the Borrower or any Subsidiary or any of its property or assets before any Governmental Authority which, if successful, would have a Material Adverse Effect;

(n) Disclosure. All (i) forecasts and projections supplied to the Lender were prepared in good faith, adequately disclosed all relevant assumptions and are reasonable; and (ii) other written information supplied to the Lender is, as of the date of such information, true and accurate in all material respects. There is no fact known to the Borrower which could reasonably be expected to have a Material Adverse Effect and which has not been fully disclosed to the Lender. No event has occurred which could be reasonably anticipated to have a Material Adverse Effect since the date of the last financial statements of the Borrower delivered to the Lender.

(o) Foreign Private Issuer. The Borrower is a "foreign private issuer" as defined in Rule 405 of Regulation C under the U.S. Securities Act and Rule 3b-4 under the Exchange Act.

8.2 Representations and Warranties of the Lender

The Lender represents and warrants to the Borrower, acknowledging and confirming that the Borrower is relying on such representations and warranties without independent inquiry in entering into this Agreement, that:

(a) Incorporation and Qualification. The Lender is a corporation duly incorporated, organized and validly existing under the laws of British Columbia, Canada;

(b) Corporate Power and Authority. The Lender has all requisite corporate power and authority to enter into and perform its obligations under the Loan Documents to which it is a party;

(c) Insolvency. The Lender is not insolvent, has not committed any act of bankruptcy, is not for any reason unable to meet its obligations generally as they become due and has not ceased paying and performing its current obligations in the Ordinary Course of Business generally as they become due;

(d) Litigation. There is no litigation (actual, pending or threatened in writing) or other legal proceeding affecting the Lender which, if successful, would prevent the Lender from performing its obligations under the Loan Documents;

(e) Lending. The Lender is entering into the Loan Documents and providing the Loan as principal, for its own account, and has sufficient capital and assets to make the Loan and each Advance pursuant to the terms of this Agreement;

(f) United States Securities Laws.

(i) Lender is not a U.S. Person. The Transaction Securities have not been offered to Lender in the United States. At the time Lender made any buy order for the Transaction Securities and entered into any relevant instrument, Lender was outside the United States. This Agreement and each other Loan Document was delivered to, and executed and delivered by, Lender's authorized signatory outside the United States. The Lender has not purchased any Transaction Securities as a result of any form of "directed selling efforts" (as such term is used in Regulation S under the U.S. Securities Act) in the United States;

(ii) Lender is not purchasing any of the Transaction Securities for the account or benefit of any person other than Lender. Lender does not have any current intention to distribute either directly or indirectly any of the Transaction Securities in the United States or to U.S. Persons;

(iii) Lender is not a distributor (as defined in Regulation S under the U.S. Securities Act), a dealer (as defined in section 2(a)(12) of the U.S. Securities Act), or a person receiving a selling concession in respect of any of the Transaction Securities; without limiting the foregoing, a distributor includes any underwriter, dealer or other person that participates, pursuant to a contractual arrangement, in the distribution of the Transaction Securities;

(iv) The current structure of this transaction and all transactions and activities contemplated hereunder is not a scheme to avoid the registration requirements of the U.S. Securities Act; and

(v) Lender understand that the Transaction Securities have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, the Transaction Securities may not be offered or sold, directly or indirectly, in the United States or to U.S. Persons except pursuant to registration under the U.S. Securities Act and the securities laws of all applicable states or available exemptions therefrom, and the Borrower has no obligation or present intention of filing a registration statement under the U.S. Securities Act or the securities laws of any state of the United States in respect of any of the Transaction Securities.

8.3 Survival of Borrower Representations and Warranties

The Borrower acknowledges that the Lender is relying upon the representations and warranties contained in Section 8.1 in connection with the establishment and continuation of the Loan. Notwithstanding any investigations which may be made by the Lender, the said representations and warranties shall survive the execution and delivery of this Agreement and shall be deemed to be repeated by the Loan Parties on each date when a Compliance Certificate or Draw Request is to be delivered hereunder by reference to the facts and circumstances then existing (except where any of said representations and warranties are made as of a specific date).

ARTICLE 9

COVENANTS AND REPORTING REQUIREMENTS

9.1 Positive Covenants

From and after the Effective Date, the Borrower covenants and agrees with the Lender that the Borrower and each of its Subsidiaries shall:

(a) Payment. Duly pay the Obligations due and payable by each of them at the times and places and in the manner required by the terms hereof or any other Loan Document.

(b) Corporate Existence. Except as otherwise permitted in this Agreement and except for Subsidiaries which own assets having a book value of not more than [Redacted - Commercially sensitive information] preserve and maintain, and cause each of its Subsidiaries to preserve and maintain, its corporate existence;

(c) Compliance with Laws, etc. Comply, and cause each of its Subsidiaries to comply, with the requirements of all Applicable Laws which would reasonably be expected to have a Material Adverse Effect.

(d) Maintenance of Properties. From time to time, make and cause each of its Subsidiaries to make all repairs, renewals, replacements, additions and improvements to their properties and assets as reasonably required in the Ordinary Course of Business.

(e) Payment of Taxes and Claims. Pay or cause to be paid and cause each other Loan Party to pay or cause to be paid, when due, (i) all Taxes imposed upon it or upon its income, sales, capital or profit or any other property belonging to it or upon any Subsidiary, and (ii) all claims which, if unpaid, might by law become a Lien upon the assets, except any such tax, assessment, charge, levy or claim which is being contested in good faith and by proper proceedings and in respect of which the Borrower or such Subsidiary has established adequate reserves in accordance with IFRS or which are Permitted Liens.

(f) Maintenance of Insurance. Maintain, in respect of itself and each of its Subsidiaries, directors and officers liability insurance at all times with responsible insurance carriers and in such amounts and covering such risks as are usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which the Borrower or each Subsidiary, as the case may be, operate.

(g) Notice of Certain Events. Provide or cause to be provided, immediately upon obtaining knowledge thereof, prompt notice (including appropriate details of the Default or event, as applicable) to the Lender of the occurrence of any Default, Event of Default, or any event or circumstance which would reasonably be expected to have a Material Adverse Effect, including notice of material litigation or disputes affecting the Borrower, any Subsidiary and/or a Participation Transaction or Material Agreement, notice of any inchoate default, default or event of default by the Borrower or any Subsidiary under any Permitted Senior Debt or delivery by the Borrower or any Subsidiary of a notice of any inchoate default, default or event of default to the counterparty to a Participation Transaction or Material Agreement.

(h) Keeping of Books. Keep, and cause each Subsidiary to keep, proper books of record and account, in which full and correct entries shall be made in respect of the business of the Borrower or such Subsidiary.

(i) Visitation and Inspection. At any reasonable time or times during normal business hours, but no more frequently than on a semi annual basis for so long as no Default or Event of Default has occurred and is continuing, permit the Lender to visit the properties of the Borrower and each Subsidiary on reasonable notice, and to discuss its affairs, finances and accounts with the officer appointed as (or performing the functions of) the chief financial officer of the Borrower.

(j) Business Outside Certain Jurisdictions. At least 30 days, or otherwise as soon as reasonably practical, prior to any of the following changes becoming effective, notify the Lender in writing of (i) any proposed change in the location of (A) any place of business of the Borrower; (B) the chief executive office, registered office or head office of the Borrower and its Subsidiaries; or (ii) any proposed change in name of the Borrower and its Subsidiaries.

(k) Perfection and Protection of Security Interest. Promptly cure or cause to be cured any defects in the execution and delivery of any of the Loan Documents or any defects in the validity or enforceability of any of the Security and at its expense, execute and deliver or cause to be executed and delivered, all such agreements, instruments and other documents (including the filing of any financing statements or financing change statements) as the Lender, acting reasonably, may consider necessary or desirable to protect or otherwise perfect the Security.

(l) New Subsidiary Guarantors. Any Acquisition funded by a Subsequent Advance shall be made by the Borrower or a Guarantor and, if the Borrower wishes to utilize any other Subsidiary including a newly created Subsidiary for the purpose of making an Acquisition that is to be funded by a Subsequent Advance or if any newly created Subsidiary enters into or becomes party to a Material Agreement, without limiting the discretion of the Lender under Section 7.2(g) and Section 7.2(h), the Borrower shall:

(i) cause such Subsidiary to become party to this Agreement and to enter into the Amended and Restated Omnibus Guarantee in favour of the Lender by way of execution of a joinder in the form contemplated by the Amended and Restated Omnibus Guarantee;

(ii) if the Subsidiary is subsisting under the laws of Canada or a Province or Territory thereof or any state of the United States of America, cause such Subsidiary enter into the Amended and Restated Omnibus Security Agreement by way of execution of a joinder in the form contemplated by the Amended and Restated Omnibus Security Agreement (or UCC governed security agreement in the case of U.S. Subsidiaries on substantially the same terms), granting in favour of the Lender a First Ranking Security Interest in all of its present and after acquired personal property and in the case of a Canadian Subsidiary a floating charge on all present and after acquired real property of the Subsidiary;

(iii) grant in favour of the Lender a First Ranking Security Interest over all of the Shares of such Subsidiary to the extent such First Ranking Security Interest is not created by the Amended and Restated Omnibus Security Agreement; and

(iv) make the deliveries provided for in Sections 7.1(a)(ii), 7.1(a)(iii), 7.1(a)(iv), 7.1(a)(vi) and 7.1(a)(vii) (if such Subsidiary is a Canadian Guarantor) as if such Subsidiary was a Guarantor prior to the Initial Advance.

(m) Further Assurances. At its cost and expense, upon request of the Lender, acting reasonably, execute and deliver or cause to be executed and delivered to the Lender such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of the Lender to carry out more effectually the provisions and purposes of the Loan Documents including but not limited to evidence of registration of the Security in such jurisdictions in Canada as the Lender may require. For greater certainty, the Lender shall not require registration of the Security in any jurisdictions outside Canada.

(n) Foreign Private Issuer. The Borrower shall use commercially reasonable efforts to maintain its status as a "foreign private issuer" as defined in Rule 405 of Regulation C under the U.S. Securities Act and Rule 3b-4 under the Exchange Act.

9.2 Reporting Requirements

[Redacted - Commercially sensitive information]

9.3 Negative Covenants

From and after the Effective Date, the Borrower covenants and agrees with the Lender that without the prior written consent of the Lender, the Borrower and each of its Subsidiaries shall not:

(a) Permitted Indebtedness. Create, incur, assume or suffer to exist or permit Funded Debt other than Permitted Funded Debt.

(b) Liens. Create, incur, assume or suffer to exist any Lien on any of such Person's properties or assets, other than Permitted Liens.

(c) Disposal of Assets Generally. Subject to Section 9.3(k), sell, exchange, lease, release or abandon or otherwise dispose of, or permit any Subsidiary to sell, exchange, lease, release or abandon or otherwise dispose of, any assets or properties to any Person other than bona fide sales, exchanges, leases, abandonments or other dispositions in the Ordinary Course of Business for the purpose of carrying on its business, and at fair market value, or any sales, exchanges, leases, abandonments or other dispositions of assets having a fair market value of not more than [Redacted - Commercially sensitive information].

(d) Mergers, Reductions in Capital, etc. Subject to Section 9.3(k) and except for any reorganization, consolidation, amalgamation, arrangement, winding up, merger or other similar transaction involving only Loan Parties where the surviving entity holds the assets of the predecessor Loan Parties, provided that if any one or more of such Loan Parties is a party to the Amended and Restated Omnibus Security Agreement the Lender holds a First Ranking Security Interest from and over all Property of such surviving entity and the Lender has received such security confirmations and legal opinions as the Lender reasonably requires, enter into, or permit any Subsidiary to enter into, any reorganization, consolidation, amalgamation, arrangement, winding up, merger or other similar transaction or reduce its capital, if the effect of the consummation of any such transaction would expose the Borrower or any Subsidiary to indebtedness other than Permitted Funded Debt or Liens other than Permitted Liens; provided that (i) the Lender will not unreasonably withhold its consent to any such transaction, and (ii) subject to the applicable requirements and adjustments to Conversion Prices in Article 3, Metalla may, without Lender consent, complete a consolidation of the Common Shares in order to meet the listing requirements of a senior stock exchange in the United States.

(e) Transactions with Related Parties. Directly or indirectly, enter into or allow any Subsidiary to enter into, any agreement with, make any financial accommodation for, or otherwise enter into any transaction with, a related party except in the Ordinary Course of Business, and pursuant to the reasonable requirements thereof, and at prices and on terms not less favourable to the Borrower or such Subsidiary, as the case may be, than could be obtained in a comparable arm's length transaction with another Person.

(f) Distributions. Make or pay any Distribution if a Default or Event of Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such Distribution being made or paid.

(g) No Investments or Guarantees. Except for Participation Transactions, make, or permit any Subsidiary, directly or indirectly, to make any Investments in, or loans to, or guarantee the obligation of, any other Person which would reasonably be expected to have a Material Adverse Effect on the business of the Borrower or such Subsidiary or on repayment of the Obligations.

(h) No Amendment to Agreements. Will not, nor permit any other Loan Party, to amend or waive any provision under, or permit any alteration, amendment or waiver of any provision under, or provide any consent under, any Material Agreement, which would reasonably be expected to have a Material Adverse Effect on its business affairs and will not permit any assignment of its interest therein which would reasonably be expected to have a Material Adverse Effect on its business affairs or the repayment of the Loan Obligations.

(i) Unrelated Businesses. Engage directly or indirectly in any other business activity or acquire assets unrelated, unnecessary or that are not ancillary to the business of the Borrower and its Subsidiaries, as conducted by them on the date hereof.

(j) Exchange Listing. Except for listings on the NYSE, NYSE American, TSX, NASDAQ, and the LSE, including subsidiary or related exchanges, make a listing or change its listing on any stock exchange or dealer network on which its Common Shares are listed or traded.

(k) Restrictions on Dispositions of Participation Transactions. Notwithstanding any other provision of this Agreement, the Borrower and its Subsidiaries shall not be permitted to transfer any Participation, Participation Transaction or Material Agreement to any person including to a Guarantor or other Subsidiary.

(l) Exchange Listing. List the Common Shares on any stock exchange other than the TSX Venture Exchange or the Toronto Stock Exchange, provided that if the Common Shares are listed on the TSX Venture Exchange or the Toronto Stock Exchange, the Common Shares may also be listed on the NYSE American.

9.4 Financial Covenants

[Redacted - Commercially sensitive information]

9.5 Lender Observer

So long as any Obligations remain outstanding or if the Lender and its Affiliates together own 5.0% or more of the issued and outstanding Common Shares on a non-diluted basis (the "Observer Threshold"), the Lender shall be entitled upon written notice to the Borrower to have one individual who is reasonably acceptable to the Borrower (the "Lender Observer") to attend and participate (but not vote) at all formally called meetings (in person and teleconference) of the board of directors of the Borrower and any committee or sub-committee thereof, including the compensation committee and any finance or transaction committee, but excluding the Borrower's corporate governance and nominating committee, environmental and social governance committee, disclosure committee and ATM committee and each successor thereto (all such committees and sub-committees of the board of directors of the Borrower not so excluded are referred to herein as the "Permitted Committees") in a non-voting capacity; provided, that the board of directors of the Borrower reserves the right to exclude the Lender Observer from any meeting or portion thereof and to withhold any related information or materials from the Lender Observer if (a) attendance at such meeting or portion thereof or delivery of such information would affect the ttorney client privilege of the Borrower and its Subsidiaries; (b) if the relationship of the Borrower with the Lender is being discussed; or (c) the Loan or any refinancing thereof is being discussed. The Lender Observer shall be sent notices of meetings of the board of directors of the Borrower and any Permitted Committee and provided with copies of all other materials provided to the board of directors of the Borrower and any Permitted Committee thereof including material relating to financial performance review, business proposals and budgets of the Borrower, at the same time as such documents are sent to the board of directors of the Borrower (or as soon as reasonably practicable thereafter); provided, however, that the Lender Representative may be excluded from any circulation of meeting materials and related documents in the event that the Borrower reasonably believes that such exclusion is necessary to protect attorney client privilege of the Borrower and its Subsidiaries or if the relationship of the Borrower with the Lender or the Loan or any refinancing thereof is being discussed but only for the portion of such discussion takes place and any Permitted Committee. For as long as the Observer Threshold is satisfied, the Lender Observer shall also receive copies of minutes of such meetings of the board of directors of the Borrower and any Permitted Committee and of all resolutions passed by the board of directors of the Borrower and any Permitted Committee at such meetings, promptly following such meetings being held or resolutions being passed, as the case may be, which minutes and resolutions may be redacted consistent with the foregoing terms of this Section 9.5. The Lender Observer shall not be entitled to receive director fees or other additional compensation unless otherwise agreed to by the Borrower (e.g., for special projects or initiatives) nor shall the Lender Observer be reimbursed by the Borrower for any out of pocket, travel and accommodation and subsistence expenses incurred in connection with attending any meeting of the board of directors of the Borrower. At the request of the Borrower, and as a condition to the rights conferred on the Lender Observer, the Lender Observer shall execute an agreement in a form reasonably acceptable to the Borrower and the Lender requiring the Lender to hold in confidence all information received during or in connection with such meetings, or otherwise, subject to customary exclusions. From and after the Effective Date, in the event that the Lender and its Affiliates do not satisfy the Observer Threshold at a time a Lender Representative has been appointed, such Lender Representative shall not be entitled to attend any meetings or receive any board of directors materials, provided that such Lender Representative will again be entitled to attend meetings and receive board of directors materials if the Lender and its Affiliates satisfy the Observer Threshold within 30 days of initially failing to do so. For greater certainty, if after the Effective Date the Lender and its Affiliates subsequently satisfy the Observer Threshold, the Lender shall be entitled to all rights set forth in this Section 9.5.

9.6 Information Rights

For the term of the Loan, the Borrower shall provide the Lender with reasonable and timely access to such books, records, financial information, contracts and technical reports as the Lender requests.

ARTICLE 10

DEFAULT

10.1 Events of Default

Each of the following events shall constitute an Event of Default (for the purpose of this Section 10.1, each Subsidiary of the Borrower shall be deemed to be a Loan Party):

(a) Default in Payment. Default by the Borrower to the Lender in payment of:

(i) any principal owing hereunder when due; or

(ii) any interest, fees or other amounts (other than principal) due hereunder within five Business Days after the date such payment is due, provided that such five Business Days grace period for failure to pay interest shall not be available more than two times in any 12 months; or

(b) Negative and Financial Covenants. Default under any of the covenants set forth in Sections 9.3 and 9.4; or

(c) Other Covenants. Any one or more of the Loan Parties does not observe or perform any other covenant or obligation contained herein or in any other Loan Document to which it is a party in any respect (not otherwise specifically dealt with in this Section 10.1) and such breach or omission shall continue unremedied for more than 20 Business Days after the Borrower receiving written notice from the Lender of such breach or omission; or

(d) Misrepresentation. Any Loan Party makes any representation or warranty under any of the Loan Documents to which it is a party which is, incorrect in any material respect when made or deemed to be made and:

(i) the incorrect representation or warranty is not capable of being remedied; or

(ii) if the matter is capable of being remedied the same shall be continued unremedied for more than 20 Business Days after the earlier of a Responsible Officer of the Borrower having actual knowledge of such default, or the Borrower receiving written notice from the Lender of such default; or

(e) Insolvency Events. Any one or more of the Loan Parties shall:

(i) become insolvent, or generally not pay its debts or meet its liabilities as the same become due, or suspend or threaten in writing to suspend the conduct of its business, or admit in writing its inability to pay its debts generally, or declare any general moratorium on payment of its indebtedness or interest thereon, or propose a compromise or arrangement between it and any of its creditors;

(ii) make an assignment of its Property for the general benefit of its creditors, or make a proposal (or file a notice of its intention to do so) under any applicable insolvency or bankruptcy law, including without limitation the Bankruptcy and Insolvency Act (Canada) and the Companies' Creditors and Arrangement Act

(Canada);

(iii) institute any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding up, reorganization, administration, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any other statute, rule or regulation relating to bankruptcy, winding up, insolvency, reorganization, administration, plans of arrangement, relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada) and the Companies' Creditors and Arrangement Act (Canada));

(iv) apply for the appointment of, or the taking of possession by, a receiver, interim receiver, administrative receiver, receiver/manager, custodian, administrator, trustee, liquidator or other similar official for it or any material part of its Property; or

(v) take any overt action to approve, consent to or authorize any of the actions described in this Section 10.1(e) or in Section 10.1(f) below; or

(f) Third Party Proceedings. If any petition shall be filed, application made or other proceeding instituted by a third party against or in respect of any one or more of the Loan Parties:

(i) seeking to adjudicate it an insolvent, or seeking a declaration that an act of bankruptcy has occurred;

(ii) seeking a receiving order against it including under the Bankruptcy and Insolvency Act (Canada);

(iii) seeking liquidation, dissolution, winding up, reorganization, administration, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any statute, rule or regulation relating to bankruptcy, winding up, insolvency, reorganization, administration, plans of arrangement, relief or protection of debtors; or

(iv) seeking the entry of an order for relief or the appointment of a receiver, interim receiver, administrative receiver, receiver/manager, custodian, administrator, trustee, liquidator or other similar official for it or any material part of its Property, and such petition, application or proceeding shall continue undismissed, or unstayed and in effect, for a period of 30 days after the institution thereof, provided that if an order, decree or judgment which is not stayed has been granted (whether or not entered or subject to appeal) against the Loan Party thereunder in the interim, such grace period shall cease to apply; or

(g) Execution Attachment. If Property of a Loan Party having a fair market value in excess of [Redacted - Commercially Sensitive Information] shall be seized by way of or in contemplation of enforcement of security (including by way of execution, attachment, garnishment or distraint) or any Encumbrance thereon shall be enforced, or such Property shall become subject to any receivership, or any charging order or equitable execution of a court, or any writ of enforcement, writ of execution or distress warrant with respect to obligations in excess of [Redacted - Commercially Sensitive Information] shall exist in respect of the Loan Party or such Property, or any receiver, sheriff, civil enforcement agent or other Person, as a result of any Loan Party defaulting in payment under any financial indebtedness, shall become lawfully entitled to seize or distrain upon any such property under any Applicable Laws whereunder similar remedies are provided, and in any case such seizure, execution, attachment, garnishment, distraint, receivership, charging order or equitable execution, or other seizure or right, shall continue in effect and not released or discharged for more than 60 days; or

(h) Judgments. If one or more judgments for the payment of money in the aggregate in excess of [Redacted - Commercially Sensitive Information] from time to time, and not substantially covered by insurance, shall be rendered by a court of competent jurisdiction against a Loan Party and such Loan Party shall not have:

(i) provided for its discharge in accordance with its terms within 60 days from the date of entry thereof; or

(ii) procured a stay of execution thereof within 60 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment shall have been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal; or

(i) Validity. If any material provision of any Loan Document shall at any time cease to be in full force and effect, be declared to be void or voidable or shall be repudiated, or the validity or enforceability thereof shall at any time be contested by any one or more of the Loan Parties, or any one or more of the Loan Parties shall deny that it has any or any further liability or obligation thereunder and, in all cases, the validity cannot be reinstated promptly; or

(j) Material Adverse Effect. If there occurs a Material Adverse Effect; or

(k) Cross Default. If any Loan Party shall default (subject to any applicable grace, cure or remedy period) under the terms of any other Funded Debt in an amount in excess of [Redacted - Commercially Sensitive Information] or any other Contract in respect of such Funded Debt in an amount in excess of [Redacted - Commercially Sensitive Information] and such default is not cured within the time limit therefor or waived by the creditor to whom such amount is due; or

(l) Cease Trading. If an order or ruling suspending the sale or ceasing the trading in any securities of the Borrower or prohibiting the sale of such securities has been issued by any securities regulatory authority to or against the Borrower and has not been vacated within 10 Business Days (other than, for the avoidance of doubt, a management cease trade issued by any securities regulatory authority); or

(m) Defaulting Reporting Issuer. The Borrower is included on a list of defaulting reporting issuers maintained by the British Columbia Securities Commission and such default has not been remedied, revoked or lifted within 20 Business Days of its effective date; or

(n) Change of Control. If there occurs a change in Control of the Borrower.

10.2 Remedies

Upon the occurrence of an Event of Default which is continuing, all Obligations (including the Make Whole Fees) shall at the option of the Lender be accelerated and become immediately due and payable (except in the case of an Event of Default referred to in Sections 10.1(e) and 10.1(f) in which case the Obligations (including the Make Whole Fees) shall be automatically accelerated and immediately due and payable) and the Security shall become immediately enforceable and the Lender may take such action or proceedings as the Lender in its sole discretion deems expedient to enforce the same, all without any additional notice, presentment, demand, protest or other formality, all of which are hereby expressly waived by the Loan Parties. In addition to the foregoing, at any time an Event of Default has occurred and is continuing, the Lender may (a) appoint or direct the appointment of a receiver, receiver and manager, or similar official for the properties and assets of the Loan Parties, both to operate and to sell such properties and assets, and the Borrower, for itself and on behalf of the other Loan Parties, hereby consents to such right and such appointment and hereby waives any objection the Borrower or any Loan Party may have thereto or the right to have a bond or other security posted by the Lender, in connection therewith; and (b) exercise all rights and remedies available to it under this Agreement, the other Loan Documents and Applicable Law or equity.

10.3 Saving

The Lender shall not be under any obligation to the Loan Parties or any other Person to realize any Collateral or enforce the Security or any part thereof or to allow any Collateral to be sold, dealt with or otherwise disposed of. The Lender shall not be responsible or liable to the Loan Parties or any other Person for any loss or damage upon the realization or enforcement of, the failure to realize or enforce any Collateral or any part thereof or the failure to allow any Collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser of the Lender in connection with any of the foregoing, other than any such loss or damage resulting from the gross negligence or wilful misconduct of the Lender or any director, officer, agent, servant or adviser of the Lender.

10.4 Perform Obligations

If any one or more of the Loan Parties has failed to perform any of its covenants or agreements in the Loan Documents within the applicable cure period, the Lender, may, but shall be under no obligation to perform any such covenants or agreements in any manner deemed fit by the Lender without thereby waiving any rights to enforce the Loan Documents. The reasonable expenses (including any legal costs) paid by the Lender in respect of the foregoing shall be added to and become part of the Obligations and shall be secured by the Security.

10.5 Third Parties

No Person dealing with the Lender or any agent of the Lender shall be concerned to inquire whether the Security has become enforceable, or whether the powers which the Lender are purporting to exercise have been exercisable, or whether any Obligations remain outstanding upon the security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale shall be made, or otherwise as to the propriety or regularity of any sale or other disposition or any other dealing with the Collateral charged by such Security or any part thereof.

10.6 Remedies Cumulative

The rights and remedies of the Lender under the Loan Documents are cumulative and are in addition to, and not exclusive of or in substitution for, any rights or remedies provided by law. Any single or partial exercise by the Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement herein contained shall not be deemed to be a waiver of or to alter, affect, or prejudice any other right or remedy or other rights or remedies to which the Lender may be lawfully entitled for the same default or breach. Any waiver by the Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement herein contained, and any indulgence granted by the Lender shall be deemed not to be a waiver of any subsequent default.

10.7 Set Off or Compensation

In addition to and not in limitation of any rights now or hereafter granted under Applicable Laws, the Lender may at any time and from time to time after the occurrence of an Event of Default which is continuing without notice to the Loan Parties or any other Person, any notice being expressly waived by the Loan Parties, set off, combine accounts and compensate and apply any and all deposits, general or special, time or demand, provisional or final, matured or unmatured, in any currency, and any other indebtedness at any time owing by the Lender to or for the credit of or the account of the Loan Parties, against and on account of the Obligations notwithstanding that any of them are contingent or unmatured.

10.8 Judgment Currency

If for the purposes of obtaining judgment against the Borrower in any court in any jurisdiction with respect to this Agreement, it becomes necessary for the Lender to convert into the currency of such jurisdiction (in this section called the "Judgment Currency") any amount due to the Lender by the Borrower hereunder in any currency other than the Judgment Currency, the conversion shall be made at the exchange rate reasonably selected by the Lender prevailing on the Business Day before the day on which judgment is given. In the event that there is a change in such exchange rate prevailing between the Business Day before the day on which the judgment is given and the date of payment of the amount due, the Borrower shall, on the date of payment, pay such additional amounts (if any) or be entitled to receive reimbursement of such amount, if any, as may be necessary to ensure that the amount paid on such date is the amount in the Judgment Currency which when converted at such exchange rate prevailing on the date of payment is the amount then due under this Agreement in such other currency. Any additional amount due by the Borrower under this section will be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement.

ARTICLE 11

MISCELLANEOUS PROVISIONS

11.1 Headings and Table of Contents

The headings of the Articles and Sections and the Table of Contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

11.2 Number and Gender

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa and words importing any gender include all genders.

11.3 Other Matters of Construction

The terms "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision. References in this Agreement to "Sections" or "Schedules" or shall be to the Sections or Schedules of or to this Agreement unless otherwise specifically provided. All references in this Agreement or any other Loan Document to statutes shall include all amendments of same and implementing regulations and any successor or replacement statutes and regulations; to any instrument or agreement (including any of the Loan Documents) shall include any and all modifications and supplements thereto and any and all restatements, extensions or renewals thereof to the extent such modifications, supplements, restatements, extensions or renewals of any such documents are permitted by the terms hereof and thereof; to any Person means and includes the successors and permitted assigns of such Person; to "including" shall be understood to mean "including, without limitation"; or to the time of day means the time of day on the day in question in Vancouver, British Columbia, unless otherwise expressly provided in such Loan Document. Unless the context of this Agreement or any other Loan Document clearly requires otherwise, the term "or" has, except where otherwise indicated, the inclusive meaning represented by the phrase "and/or". A Default or an Event of Default shall be deemed to exist at all times during the period commencing on the date that such Default or Event of Default occurs to the date on which such Default or Event of Default is waived or cured or remedied. Whenever in any provision of this Agreement or any other Loan Document, the Lender is authorized to take or decline to take any action (including making any determination) in the exercise of its "discretion", such provision shall be understood to mean that Lender may take or refrain to take such action in its reasonable discretion.

11.4 Capitalized Terms

All capitalized terms used in any of the Loan Documents (other than this Agreement) which are defined in this Agreement shall have the meaning defined herein unless otherwise defined in the other document.

11.5 Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any relevant jurisdiction shall not invalidate or impair the remaining provisions hereof which shall be deemed severable from such prohibited or unenforceable provision and any such prohibition or unenforceability in any such jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Should this Agreement fail to provide for any relevant matter, the validity, legality or enforceability of this Agreement shall not hereby be affected.

11.6 Amendment, Supplement or Waiver

No amendment, supplement or waiver of any provision of the Loan Documents, nor any consent to any departure by the Loan Parties therefrom, shall in any event be effective unless it is in writing, makes express reference to the provision affected thereby and is signed by the Lender (and the Loan Parties in the case of an amendment or supplement) and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No waiver or act or omission of the Lender shall extend to or be taken in any manner whatsoever to affect any subsequent breach by the Loan Parties of any provision of the Loan Documents or the rights resulting therefrom.

11.7 This Agreement to Govern

In the event of any conflict between the terms of this Agreement and the terms of any other Loan Document, the provisions of this Agreement shall govern to the extent necessary to remove the conflict provided however, a conflict or inconsistency shall not be deemed to occur if one Loan Document provides for a matter and another Loan Document does not.

11.8 Permitted Liens

The designation of a Lien as a Permitted Lien is not, and shall not be deemed to be, an acknowledgment by the Lender that the Lien shall have priority over the Security.

11.9 Currency

All payments made hereunder shall be made in the currency in respect of which the obligation requiring such payment arose. Unless the context otherwise requires, all amounts expressed in this Agreement in terms of money shall refer to Canadian Dollars.

11.10 Expenses and Indemnity

11.10.1 All statements, reports, certificates, appraisals and other documents or information required to be furnished to the Lender by any Loan Party under this Agreement shall be supplied without cost to the Lender. The Borrower shall pay on demand all reasonable and documented, out-of-pocket costs and expenses of the Lender (including, without limitation, long distance telephone and courier charges and the reasonable fees and expenses of counsel and professional advisors or consultants for the Lender), incurred in connection with: (i) the Loan and any Conversion; (ii) the preparation, execution, delivery, administration, periodic review, modification or amendment of the Loan Documents; (iii) any enforcement of the Loan Documents; (iv) obtaining advice as to its rights and responsibilities in connection with the Loan, the Loan Documents and any Conversion; and (v) reviewing, inspecting and appraising the Collateral that is the subject of the Security in connection with the enforcement of its rights under the Security. Such costs and expenses shall be payable whether or not an Advance is made under this Agreement.

11.10.2 The Loan Parties agree on demand to jointly and severally indemnify the Lender against any liability, obligation, loss or expense which it may sustain or incur as a consequence of: (i) any representation or warranty made by the any one or more of the Loan Parties which was incorrect at the time it was made or deemed to have been made; (ii) a default by the Loan Parties in the payment of any sum due from it; (iii) the failure of the Borrower to complete an Advance or make any payment after notice therefore has been given under this Agreement; and (iv) any other default by the Loan Parties under any Loan Document. A certificate of the Lender as to the amount of any such loss or expense shall be conclusive evidence as to the amount thereof, in the absence of manifest error.

11.10.3 The Borrower shall, whether or not the transactions contemplated in this Agreement are completed, indemnify and hold the Lender and its officers, directors, employees and agents (each a "Lender Indemnified Person") harmless from, and shall pay to such Lender Indemnified Person on demand any amounts required to compensate the Lender Indemnified Person for, any claim or loss suffered by, imposed on, or asserted against, the Lender Indemnified Person as a result of, connected with or arising out of (i) any Default or Event of Default; (ii) any proceedings brought against the Lender Indemnified Person due to its entering into of any of the Loan Documents and performing its obligations under the Loan Documents; and (iii) the presence at, on or under or the discharge or likely discharge of contaminants from any of the properties now or previously used by the Borrower or any of the Subsidiaries, or the breach by or non compliance with any environmental law by the Borrower or any of the Subsidiaries, except to the extent that any of the foregoing are caused by the gross negligence or wilful misconduct of the Lender Indemnified Person.

11.10.4 The Agreements in this Section 11.10 shall survive the termination of this Agreement and repayment of the Obligations.

11.11 Taxes

11.11.1 Payments Free of Taxes. If the Borrower or any Guarantor is required by Applicable Laws to deduct or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of the Borrower or any Guarantor to or for the benefit of the Lender hereunder or under any other Loan Document, then (a) the sum payable shall be increased by the Borrower or applicable Guarantor, when payable, as necessary so that after making or allowing for all required deductions and payments for Indemnified Taxes (including deductions and payments applicable to additional sums payable under this Section 11.11.1) the Lender receives an amount equal to the sum it would have received had no such deductions or payments for Indemnified Taxes or Other Taxes been required, (b) the Borrower or applicable Guarantor shall make any such deductions required to be made by it under Applicable Laws; and (c) the Borrower or applicable Guarantor shall timely pay the full amount required to be deducted to the relevant Governmental Authority in accordance with Applicable Laws.

11.11.2 Payment of Other Taxes by the Borrower. Without limiting the provisions of Section 11.11.1 above, the Borrower and applicable Guarantors shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Laws.

11.11.3 Indemnification by the Borrower. The Borrower and the Guarantors, jointly and severally, shall indemnify the Lender, within 15 days after written demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 11.11.3) paid by the Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by the Lender shall be prima facie evidence of such amount. In the event the Lender subsequently recovers all or part of the payment made under this Section 11.11 paid by the Borrower or any Guarantor, it shall repay an amount to the Borrower or applicable Guarantor in accordance with Section 11.11.5 below. The Lender shall make reasonable efforts to limit the incidence of any payments under this Section 11.11 and seek recovery for the account of the Borrower upon the Borrower's request at the Borrower' expense, provided the Lender, in its reasonable determination, suffers no appreciable economic, legal, regulatory or other disadvantage.

11.11.4 Evidence of Payments. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Borrower or applicable Guarantor to a Governmental Authority, the Borrower or applicable Guarantor, as applicable, shall deliver to the Lender the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Lender.

11.11.5 Treatment of Certain Refunds and Tax Reductions. If the Lender determines, in its sole discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower or applicable Guarantor has paid additional amounts pursuant to this Section 11.11 or that, because of the payment of such Taxes or Other Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the Borrower or applicable Guarantor, as applicable, an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by such Borrower or applicable Guarantor under this Section with respect to the Taxes or Other Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of the Lender and without interest (other than any net after-Tax interest paid by the relevant Governmental Authority with respect to such refund). The Borrower or applicable Guarantor, upon the request of the Lender, agrees to repay the amount paid over to the Borrower or applicable Guarantor (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Lender if the Lender is required to repay such refund or reduction to such Governmental Authority. This paragraph shall not be construed to require the Lender to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

11.12 Confidentiality, Announcements

11.12.1 The terms of the Loan Documents shall remain confidential unless required to be disclosed by law or the policies of the Exchange or NYSE American.

11.12.2 The Borrower and Lender must agree, acting reasonably, on the form and content of all public announcements regarding the Loan, provided, however, that the foregoing shall not prohibit the Borrower from making any public announcements in order to comply with the timeframes prescribed by Applicable Law or the policies of the Exchange or NYSE American or disclosing any content in a public announcement if it is required by law or the policies of the Exchange or NYSE American to make such public announcement or disclose such content.

11.13 Notices

11.13.1 Any notice, direction or other communication to be given under this Agreement shall, except as otherwise permitted, be in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication addressed:

(a) to the Lender at:

Suite 900, 1111 West Georgia Street

Vancouver, British Columbia

V6E 4M3

Attention:	[Redacted: personal information]
Telephone:	[Redacted: personal information]
Email:	[Redacted: personal information]

(b) to the Borrower at:

Metalla Royalty & Streaming Ltd.

543 Granville Street, Suite 501

Vancouver, British Columbia

V6C 1X8

Attention:	[Redacted: personal information]
Telephone:	[Redacted: personal information]
Email:	[Redacted: personal information]

11.13.2 Any such communication shall be deemed to have been validly and effectively given if (i) personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Vancouver time), otherwise on the next Business Day; or (ii) transmitted by facsimile, email or similar means of recorded communication on the date of such transmission if such date is a Business Day and such delivery was made prior to 8:00 p.m. (Vancouver time), otherwise on the Business Day following the date of transmission. Any party hereto may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to that party at its changed address.

11.14 Time of the Essence

Time shall be of the essence in this Agreement.

11.15 Further Assurances

The Borrower shall, at the request of the Lender do all such further acts and execute and deliver all such further documents as may, in the reasonable opinion of the Lender, be necessary or desirable in order to fully perform and carry out the purpose and intent of the Loan Documents.

11.16 Term of Agreement

Except as otherwise provided herein, this Agreement shall remain in full force and effect until the payment and performance in full of all of the Obligations.

11.17 Payments on Business Day

Whenever any payment or performance under the Loan Documents would otherwise be due on a day other than a Business Day, such payment shall be made on the following Business Day, provided that interest and fees (as applicable) shall continue to accrue and be payable until the applicable payment or performance has been completed.

11.18 Successors and Assigns

The Loan Documents shall be binding upon and inure to the benefit of the parties thereto and their successors and permitted assigns. The Loan Parties shall not assign any rights or obligations with respect to this Agreement or any of the other Loan Documents without the prior written consent of the Lender in its discretion. The Lender shall not assign any of its rights or obligations under this Agreement, the Security and the Loan without the prior written consent of the Borrower in its discretion, except by way of participation, in whole or in part, or to any Person that is: (i) a successor of the Lender that is a resident of Canada or the United States, (ii) an Affiliate of the Lender that is a resident of Canada or the United States, (iii) a shareholder of the Lender that is a resident of Canada or the United States. Notwithstanding the foregoing, upon the occurrence or during the continuance of an Event of Default, the Lender may assign its rights and obligations under this Agreement, the Security and the Loan to any Person without the consent of the Borrower (but provided that if such assignment includes the Lender Observer rights contemplated under Section 9.5, then the assignee agrees in writing to comply with applicable Personal Information Form filing requirements of the TSX Venture Exchange in connection with such assignment). No assignment of this Agreement by the Lender shall be valid or effective unless made in accordance with Applicable Law and concurrently with the assignment of the Loan and the Security and further provided that the assignee agrees in writing to be bound by the terms of this Agreement and to observe and perform the covenants and obligations of the Lender hereunder.

11.19 Advertisement

The Loan Parties authorize and consent to the reproduction, disclosure and use by the Lender of the names of the Loan Parties and any identifying logos and the transaction(s) herein contemplated (including, without limitation, the Loan and any related transactions) to enable the Lender to publish promotional "tombstones" and other forms of notices of the Loan in any manner and in any media (including, without limitation, brochures) provided that the form of such "tombstones" and other notices shall be subject to the prior approval of the Borrower, acting reasonably. The Borrower acknowledges and agrees that no compensation will be payable by the Lender resulting therefrom.

11.20 Interest on Arrears

Any Obligation, including interest, shall, if not paid when due, bear interest at the rate per annum equivalent to the highest rate applicable to the principal amount of the Obligations, and all such interest shall be compounded monthly until paid.

11.21 Non-Merger

The Loan Parties covenant and agree with the Lender that, in the case of any judicial or other proceeding to enforce the rights and remedies of the Lender under the Loan Documents (or any part thereof), judgment may be rendered against the Loan Parties in favour of the Lender, for any amount owing by it under the Loan Documents (or for which the Loan Parties may be liable thereunder after the application to the payment thereof of the proceeds of any sale of any of the property, assets or undertaking of the Loan Parties).

11.22 Anti-Money Laundering Legislation

The Loan Parties acknowledge that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the USA Patriot Act and other applicable anti money laundering, anti-terrorist financing, government sanction and "know your client" Applicable Laws (collectively, including any guidelines or orders thereunder, the "AML Legislation"), the Lender may be required to obtain, verify and record information regarding the Loan Parties and their Subsidiaries (or any of them), their respective directors, managers and signing officers and the transactions contemplated herein. The Loan Parties shall promptly:

(a) provide all such information, including supporting documentation and other evidence, as may be reasonably requested by the Lender, or any prospective assignee of the Lender, in order to comply with any AML Legislation, whether now or hereafter in existence; and

(b) notify the Lender of such information of any changes thereto.

The Loan Parties acknowledge and agree that the proceeds of the Loan are for the use by the Borrower and/or any of its Subsidiaries and will be used by the Borrower and/or such Subsidiary only for the purposes set out herein.

11.23 Execution in Counterpart and Delivery

This Agreement, and the documents to be delivered hereunder, may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by fax or other electronic transmission (including electronic signature system providers, such as Docusign Inc.) of an executed counterpart of a signature page to this Agreement shall be effective as delivery of an original executed counterpart of this Agreement. The words "execution," "execute", "signed," "signature," and words of like import in or related to any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including, without limitation, as in provided Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transaction Acts (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. The Lender may, in its discretion, require that any such documents and signatures executed electronically or delivered by fax or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by fax or other electronic transmission.

11.24 Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto concerning the matters addressed in this Agreement, and cancels and supersedes any prior agreements, undertakings, declarations or representations, written or verbal, in respect thereof.

11.25 Governing Law

Each of the Loan Documents shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable in British Columbia. Each party to this Agreement hereby irrevocably and unconditionally attorns to the non-exclusive jurisdiction of the courts of British Columbia and all courts competent to hear appeals therefrom.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

METALLA ROYALTY & STREAMING LTD.

Per: (signed) "Brett Heath"

         Authorized Signatory

ROYALTY & STREAMING MEXICO, S.A. DE C.V.

Per: (signed) "Brett Heath"

         Authorized Signatory

MTA ROYALTY & STREAMING PTY LTD

Per: (signed) "Brett Heath"

         Authorized Signatory

VALGOLD RESOURCES LTD.

Per: (signed) "Brett Heath"

        Authorized Signatory

BEEDIE INVESTMENTS LTD.

Per: (signed) "Ryan Beedie"

        Ryan Beedie, President

Signature Page - Second Amended and Restated Convertible Loan Agreement

EXHIBIT A attached to and forming part of the

Second Amended and Restated Convertible Loan Agreement
made as of October 19, 2023 between

METALLA ROYALTY & STREAMING LTD., as borrower, and
BEEDIE INVESTMENTS LTD., as lender

COMPLIANCE CERTIFICATE

[Redacted - Commercially Sensitive Information]

EXHIBIT B attached to and forming part of the

Second Amended and Restated Convertible Loan Agreement
made as of October 19, 2023 between

METALLA ROYALTY & STREAMING LTD., as borrower, and
BEEDIE INVESTMENTS LTD., as lender

DRAW REQUEST

See attached.

EXHIBIT B

[ON LETTERHEAD OF BORROWER]

TO:________________________

FROM:  ________________________

ATTENTION:     ________________________

DATE:                 __________________, _____

We refer to the Second Amended and Restated Convertible Loan Agreement dated ______________, 2023 (the "Agreement") between, among others, Metalla Royalty & Streaming Ltd. (the "Company") and Beedie Investments Ltd. (the "Lender"). This is a Draw Request in accordance with Section 7.2(a) of the Agreement. Terms defined in the Agreement have the same meaning when used in this Draw Request.

1. We give you notice that we wish to draw funds on ____________, _____ or if that is not a Business Day, the next Business Day (the "Funding Date").

2. The aggregate amount to be drawn is CAD $_____________ (the "Advance").

3. We request that on the Funding Date the Advance be remitted to the Company's bank account: ________________.

4. We represent and warrant that:

a. no Material Adverse Effect is subsisting or will result from the provision of the Advance;

b. no Default or Event of Default has occurred or is continuing or would result from the provision of the Advance;

c. all relevant Conditions Precedent to the Advance under [7.1 and/or 7.2] have been or will have been satisfied by the Funding Date, subject to any outstanding approvals of the Lender provided for under those sections;

d. the proceeds of the Advance are to be used in accordance with Section 2.3 of the Agreement; and

e. the representations and warranties contained in Section 8 of the Agreement and the other Loan Documents are true and correct in all material respects (unless any such representation or warranty is qualified as to materiality, or by a qualifying schedule, in which case such representation and warranty shall be true and correct in all respects) on the date of the Advance; provided, however, that those representations and warranties expressly referring to another date or time period shall be true, correct and complete in all material respects as of such date or time period.

5. This Draw Request is irrevocable.

This Draw Request is duly authorized on behalf of Metalla Royalty & Streaming Ltd. by:

__________________________

Name:

Title:

EXHIBIT C attached to and forming part of the

Second Amended and Restated Convertible Loan Agreement
made as of October 19, 2023 between

METALLA ROYALTY & STREAMING LTD., as borrower, and
BEEDIE INVESTMENTS LTD., as lender

AMENDED AND RESTATED OMNIBUS GUARANTEE

See attached.

AMENDED AND RESTATED GUARANTEE AGREEMENT

THIS AMENDED AND RESTATED GUARANTEE AGREEMENT is dated as of ________________, 2023.

B E T W E E N :

VALGOLD RESOURCES LTD., a corporation incorporated under the laws of British Columbia

- and -

MTA ROYALTY & STREAMING PTY LTD, a corporation incorporated under the laws of Australia

- and -

ROYALTY & STREAMING MEXICO, S.A. DE C.V., a corporation incorporated under the laws of Mexico

- and -

NOVA ROYALTY CORP., a corporation incorporated under the laws of British Columbia

- and -

EACH OTHER PERSON THAT BECOMES A PARTY HERETO PURSUANT TO SECTION 1.7 HEREOF

- and -

BEEDIE INVESTMENTS LTD.

(the "Lender")

RECITALS:

A. Metalla Royalty & Streaming Ltd. (the "Borrower") and the Lender are parties to an amended and restated convertible loan agreement dated July 28, 2020 as amended by a first supplemental loan agreement dated August 9, 2022 and a second supplemental loan agreement dated March 31, 2023 (the "Original Convertible Loan Agreement") under which the Lender advanced certain loans to the Borrower;

B. ValGold Resources Ltd., MTA Royalty & Streaming Pty Ltd, Royalty & Streaming Mexico, S.A. de C.V. (collectively, the "Existing Guarantors") and others have executed and delivered to the Lender a guarantee agreement dated March 29, 2019 (the "Existing Guarantee") pursuant to the Original Convertible Loan Agreement;

C. The Borrower, the Lender and the Existing Guarantors have entered into a second amended and restated convertible loan agreement dated ________________, 2023 (as the same may be further amended, modified, extended, renewed, replaced, restated or supplemented from time to time, the "Convertible Loan Agreement") amending and restating the Original

Convertible Loan Agreement on the terms and conditions set forth therein;

D. The Convertible Loan Agreement requires that the Guarantor executes and delivers to the Lender a guarantee of the Obligations of the Borrower under the Convertible Loan Agreement; and

E. It is in the interests of the Guarantor that the Lender extends credit to the Borrower from time to time and the Guarantor will receive economic and other benefits from the extension of credit, and therefore the Guarantor is willing to execute and deliver this Guarantee to and in favour of the Lender.

THEREFORE, the Guarantor agrees with the Lender as follows:

1. Interpretation

1.1 Definitions. In this Guarantee the following terms have the following meanings:

1.1.1 "Affiliate" is defined in the Convertible Loan Agreement.

1.1.2 "Agreed Currency" is defined in Section 4.

1.1.3 "Applicable Law" means, at any time, with respect to any Person, property, transaction or event, all applicable laws, statutes, regulations, treaties, judgments and decrees and (whether or not having the force of law) all applicable official directives, rules, consents, approvals, by-laws, permits, authorizations, guidelines, order and policies of any governmental or regulatory body or Persons having authority over that Person, property, transaction or event.

1.1.4 "Borrower" is defined under "Recitals", above and includes its successors and permitted assigns.

1.1.5 "Business Day" means any day of the year, other than a Saturday, Sunday or any day on which Canadian banks are closed for business in Vancouver, British Columbia.

1.1.6 "Convertible Loan Agreement" is defined under "Recitals", above.

1.1.7 "Event of Default" is defined in the Convertible Loan Agreement.

1.1.8 "Existing Guarantee" is defined under "Recitals" above.

1.1.9 "Governmental Entity" means (i) any governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, municipal, local, or other; (ii) any subdivision or authority of any of the above; (iii) any stock exchange; and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

1.1.10 "Guarantee" means this guarantee agreement, as amended, modified, supplemented and restated from time to time by written agreement of the Parties.

1.1.11 "Guarantor" means collectively, Nova, ValGold, MTA Mexico and MTA Australia and any future guarantor of the Obligations and any other Person that becomes a party hereto pursuant to Section 1.7 and includes their respective successors and permitted assigns.

1.1.12 "Lender" is defined in the preamble above.

1.1.13 "Loan Documents" means the Convertible Loan Agreement, the Security, this Guarantee and any other document, instrument, agreement or certificate in favour of the Lender executed in connection with the Convertible Loan Agreement and when used concerning any Person, "Loan Documents" means and refers to those Loan Documents executed and delivered, or to be executed and delivered, by that Person.

1.1.14 "MTA Australia" means MTA Royalty & Streaming Pty Ltd, an Australian corporation, and its successors and permitted assigns.

1.1.15 "MTA Mexico" means Royalty & Streaming Mexico, S.A. de CV., a Mexican corporation, and its successors and permitted assigns.

1.1.16 "Notice" means any notice, demand, request, consent, approval or other communication that is required or permitted by this Guarantee to be given or made by a Party.

1.1.17 "Nova" means Nova Royalty Corp., a British Columbia Corporation, and its successors and permitted assigns.

1.1.18 "Obligations" is defined in the Convertible Loan Agreement.

1.1.19 "Original Convertible Loan Agreement" is defined under "Recitals", above.

1.1.20 "Other Currency" is defined in Section 4.

1.1.21 "Parties" means the Lender and the Guarantor, collectively, and "Party" means any one of them.

1.1.22 "Person" means a natural person, partnership, corporation, joint stock company, trust, unincorporated association, joint venture or an y other entity or Governmental Entity and pronouns have a similarly extended meaning.

1.1.23 "Post-Termination Indemnity" is defined in Section 15.

1.1.24 "Security" is defined in the Convertible Loan Agreement.

1.1.25 "ValGold" means ValGold Resources Ltd., a British Columbia corporation, and its successors and permitted assigns.

1.2 Entire Agreement. This Guarantee, together with the other Loan Documents, constitutes the entire agreement between the Parties pertaining to the subject matter of this Guarantee and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, and there are no representations, warranties or other agreements between the Parties in connection with the subject matter of this Guarantee except as specifically set out in this Guarantee or the other Loan Documents. No Party has been induced to enter into this Guarantee in reliance on, and there will be no liability assessed, either in tort or contract, with respect to, any warranty, representation, opinion, advice or assertion of fact, except to the extent it has been reduced to writing and included as a term in this Guarantee or in one of the other Loan Documents.

1.3 Time of Day. Unless otherwise specified, references to time of day or date mean the local time or date in Vancouver, British Columbia.

1.4 Business Day. Whenever any payment to be made or action to be taken under this Guarantee is required to be made or taken on a day other than a Business Day, the payment is to be made or action taken on the next Business Day following.

1.5 Governing Law. This Guarantee is governed by, and is to be construed and interpreted in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable in that Province.

1.6 Certain Rules of Interpretation.

1.6.1 In this Guarantee, words signifying the singular number include the plural and vice versa, and words signifying gender include all genders. Every use of the word "including" in this Guarantee is to be construed as meaning "including, without limitation".

1.6.2 Unless otherwise specified in this Guarantee, time periods within which or following which any payment is to be made or act is to be done will be calculated by excluding the day on which the period commences and including the day on which the period ends. If the last day of a time period is not a Business Day, the time period will end on the next Business Day.

1.6.3 Unless otherwise specified, any reference in this Guarantee to any statute includes all regulations made under or in connection with that statute from time to time, and is to be construed as a reference to that statute as amended, supplemented or replaced from time to time.

1.7 Additional Guarantors.

Each Subsidiary and other Affiliate of the Borrower that is required to become a party to this Agreement and the Convertible Loan Agreement pursuant to Section 9.1(l) of the Convertible Loan Agreement, or that otherwise becomes a party hereto at the election of the Borrower, shall become a Guarantor for all purposes of this Agreement upon execution and delivery by such Person of an assumption agreement in the form attached as Schedule A hereto.

2. Guarantee

Each Guarantor unconditionally and irrevocably guarantees to the Lender full and prompt payment and satisfaction when due, whether at stated maturity, by required payment, by acceleration, declaration, demand or otherwise, and at all times following when due, of all Obligations.

3. Payment

Each Guarantor must make payments to the Lender of the amount of its liability for the Obligations within ten (10) days after demand to do so is made in writing. The demand will be conclusively deemed to have been effectively made when Notice is provided to the Guarantor under Section 27.2 of this Guarantee.

4. Currency

Each Guarantor agrees that payments under this Guarantee on account of the Obligations will be made in the currency (the "Agreed Currency") in which the Obligations is payable, and if any payment is received in another currency (the "Other Currency"), that payment will constitute a discharge of the liability of the Guarantor under this Guarantee only to the extent of the amount of the Agreed Currency which the Lender may under its normal procedures purchase with the amount of the Other Currency received by it on the Business Day next following the receipt and after deducting any costs of exchange.

5. Guarantee Unconditional

The obligations of each Guarantor under this Guarantee are unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged, limited or otherwise affected by (and each Guarantor waives, to the fullest extent permitted by Applicable Law):

5.1 any modification or amendment of or supplement to the obligations of the Borrower under the Convertible Loan Agreement or the Obligations, including any increase or decrease in the principal, the rates of interest, other amounts payable under them, or any change in the nature or form of the credit provided and any amendment to the covenants or other provisions contained in the Convertible Loan Agreement or any Loan Document;

5.2 any termination, invalidity, unenforceability or release by the Lender of any of its rights against the Borrower or against any other Person or of any other Loan Document;

5.3 any increase, reduction, renewal, extension, substitution or other change in, or discontinuance of, the terms relating to the Obligations or to any credit extended by the Lender to the Borrower under the Convertible Loan Agreement; any agreement to any proposal or scheme of arrangement concerning, or granting any extensions of time or any other indulgences or concessions to, the Borrower or any other Person; abstaining from taking, perfecting or registering any Security; allowing any Security to lapse, whether by failing to make or maintain any registration or otherwise; or any neglect or omission by the Lender in respect of, or in the course of, doing any of these things;

5.4 the existence of any claim, set-off or other rights which the Guarantor may have at any time against the Borrower, the Lender, or any other Person, whether in connection with this Guarantee or any unrelated transactions;

5.5 any change in the financial condition of the Borrower, the Guarantor or any other Person, including insolvency and bankruptcy;

5.6 any release, substitution or addition of any co-signer, endorser or other guarantor of the Obligations or any declaration by the other Person that it is no longer bound by its co- signature, endorsement or guarantee, as applicable;

5.7 any event, whether or not attributable to the Lender, that may be considered to have caused or accelerated the bankruptcy or insolvency of the Borrower or any other Person, or to have resulted in the initiation of any of those proceedings;

5.8 any failure by the Lender to abide by any of the terms and conditions of the Convertible Loan Agreement or the other Loan Documents with, or to meet any of its obligations or duties owed to, the Borrower, the Guarantor or any other Person, or any breach of any duty, whether as a fiduciary or otherwise, that exists or is alleged to exist between the Lender and the Borrower, the Guarantor or any other Person;

5.9 the benefit of any law which provides that the obligation of a guarantor must not be larger in amount, or in other respects more burdensome, than that of the principal obligation or which reduces a guarantor's obligation in proportion to the principal obligation;

5.10 any defence arising from the invalidity, illegality or lack of enforceability of the Obligations or any part of it, or of any security or guarantee relating to the Obligations, or because of any incapacity, lack of authority, or other defence of the Borrower or any other Person, or because of any limitation, postponement, prohibition, subordination or other restriction on the Lender's right to payment of the Obligations or any part of it, or because of the termination, invalidity, unenforceability or cessation from any cause of the liability of the Borrower or the Guarantor or any other Person with respect to all or any part of the Obligations, or because of any act or omission of the Lender or others, whether occasioned by their own fault or otherwise, which directly or indirectly results in the discharge or release of the Borrower or any other Person, or of all or any part of the Obligations or any security or guarantee for the Obligations, whether by contract, operation of law or otherwise, except as a result of the payment by the Borrower or the Guarantor or any of them to the Lender in full of the Obligations, including all interest and expenses as provided for in this Guarantee;

5.11 any defence arising from any failure by the Lender to obtain, perfect or maintain a perfected or prior, or any, security interest in or lien or encumbrance upon any property of either of the Borrower or any other Person, or because of any interest of the Lender in any property, whether as owner of that property or as the holder of a security interest in that property or lien or encumbrance on that property, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or because of any impairment by the Lender of any right to recourse or collateral;

5.12 any change of effective control of the Borrower;

5.13 any other act or omission to act or dela y of any kind by the Borrower, the Lender or any other Person, or any other circumstance, whether similar or dissimilar to the foregoing, which might, but for the provisions of this Section 5, constitute a legal or equitable discharge, limitation or reduction of the obligations of the Guarantor und er this Guarantee, other than the payment or extinguishment in full of all of the Obligations and the termination of all credit facilities and any lending commitment; or

5.14 any major or minor amendments or modifications to, or any restatement, renewal, replacement or extension of the Convertible Loan Agreement or any Loan Document, or of any other loan agreement, terms letter or other document between the Lender and the Borrower relating to the Obligations or the Convertible Loan Agreement.

To the extent permitted by Applicable Law, the foregoing provisions apply, and the foregoing waivers will be effective, even if the effect of any action, or failure to take action, by the Lender is to destroy or diminish the subrogation rights of the Guarantor, the right of the Guarantor to proceed against the Borrower for reimbursement, the right of the Guarantor to recover contribution from any other guarantor or any other right or remedy.

6. Dealings with the Borrower

The Lender may grant extension s of time or other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Borrower and with other Persons and securities as the Lender sees fit, and the Lender may apply all monies received by it from the Borrower or others or from any security upon that part of the Obligations as it may think best, without the consent of, or notice to, the Guarantor or any other Person and without prejudice to, or in any way limiting or lessening, the liability of the Guarantor under this Guarantee. Without limiting the generality of the foregoing, the Guarantor authorizes and empowers the Lender, in its sole and unfettered discretion, without any notice to the Guarantor or any other Person or entity, to exercise any right or remedy which the Lender has or may have against the Borrower or any other Person, or with respect to any security, whether real, personal or intangible, for the Obligations, without affecting in any way the liability of the Guarantor under this Guarantee, and the Guarantor will be liable to the Lender for any deficiency resulting from the exercise by the Lender of any right or remedy.

7. Recourse against the Borrower

The Lender is not bound to exhaust its recourse against the Borrower, any other guarantor or other Person or under any other security before being entitled to payment from the Guarantor under this Guarantee.

8. Settlement of Accounts

Any account settled or stated between the Lender and the Borrower will be accepted by the Guarantor as prima facie evidence that the amount appearing due by the Borrower to the Lender in that account is so due, except for manifest error.

9. Change in Composition of the Borrower

No change in the name, objects, capital stock, constitution, ownership or control of the Borrower, and no other circumstance, including the Borrower being amalgamated with another corporation, or any amendments, supplement to or replacement of the Convertible Loan Agreement or any other Loan Document, or any circumstance affecting the Borrower or the Guarantor which might otherwise provide a legal or equitable defence to the Guarantor or a discharge of this Guarantee, will affect or in any way limit or lessen the liability of the Guarantor under this Guarantee.

10. Guarantee of all Monies Borrowed

All monies and credits borrowed or obtained by the Borrower from the Lender under or in connection with the Convertible Loan Agreement or any of the other Loan Documents will be deemed to form part of the Obligations despite any incapacity, disability or lack or limitation of status or power of the Borrower or of the directors, officers or employees of the Borrower, or that the Borrower may not be a legal entity, or any irregularity, defect or informality in the borrowing or obtaining of those monies or credits. All advances, renewals and credits made or granted by the Lend er purportedly to or for the Borrower under the Convertible Loan Agreement after the bankruptcy or insolvency of the Borrower will be deemed to form part of the Obligations.

11. Principal Debtor

Any amount of Obligations which may not be recoverable from the Guarantor by the Lender under this Guarantee on the basis of a guarantee will be recoverable by the Lender from the Guarantor as principal debtor of that amount, and that amount will be paid to the Lender immediately after demand for that amount as provided in this Guarantee.

12. Continuing Guarantee

This Guarantee is a continuing, absolute, unconditional and irrevocable guarantee of all of the Obligations, will apply to all of the Obligations, and will remain in full force and effect until all of the Obligations has been paid in full. This Guarantee will not be considered as wholly or partially satisfied by the payment or liquidation at any time of any sum of money for the time being due or remaining unpaid to the Lender.

- 10 -s

13. No Subrogation

Until all the Obligations, interest and expenses have been paid in full, the Guarantor will have no right of subrogation to, and waives, to the fullest extent permitted by law, any right to enforce any remedy which the Lend er now has or may have after this Guarantee takes effect against the Borrower in respect of the Obligations, and the Guarantor waives any benefit of, and an y right to participate in, any security, whether charging real or personal property, now or in the future held by the Lender for the Obligations until the time that all Obligations, interest and expenses as referred to in this Guarantee are paid in full. If the Lender receives from the Guarantor a payment or payments on account of the liability of the Guarantor under this Guarantee, the Guarantor will not be entitled to claim contribution or indemnity from the Borrower until the claims of the Lender against the Borrower have been paid in full or the Lender has waived its rights in respect of those claims.

14. Stay of Acceleration

If acceleration of the time for payment of any amount payable by the Borrower in respect of the Obligations is stayed upon the insolvency, bankruptcy or reorganization of the Borrower, or any moratorium affecting the payment of the Obligations, all of the amounts owing under the Convertible Loan Agreement otherwise subject to acceleration will nonetheless be payable by the Guarantor under this Guarantee within ten (10) days from demand by the Lender.

15. Revival of Obligations and Liability

Each Guarantor agrees that, if at any time, all or any part of any payment previously applied by the Lender to any Obligations is or must be rescinded or returned by the Lender to the Guarantor for any reason, including the insolvency, bankruptcy, or reorganization of the Borrower, or if any indebtedness arises from any indemnity of the Borrower in favour of the Lender under the Convertible Loan Agreement which survives the termination of the Convertible Loan Agreement (a "Post-Termination Indemnity"), then the Obligations will, for the purpose of this Guarantee:

15.1 to the extent that the payment is or must be rescinded or returned, be deemed to have continued in existence, despite the application by the Lender, and this Guarantee will continue to be effective or be reinstated, as the case may be, as to the Obligations, all as though the application by the Lender had not been made; and

15.2 extend to the Post-Termination Indemnity.

16. Bound by Convertible Loan Agreement

Each Guarantor agrees to be bound by the covenants m the Convertible Loan Agreement as they relate to it.

17. Copy of Convertible Loan Agreement

Each Guarantor acknowledges that it has been provided with a duly executed copy of the Convertible Loan Agreement, including any amendments to the Convertible Loan Agreement.

18. Insolvency

In case of winding up or bankruptcy of the Borrower, whether voluntary or involuntary, or if the Borrower makes a bulk sale of any of its assets within the bulk transfer provisions of any applicable legislation or any arrangement with creditors, whether voluntary or involuntary, the Lender has the right to rank for its full claims and receive all dividends or other payments in respect of its claims in priority to the Guarantor until its claims have been paid in full, and the Guarantor will continue to be liable under this Guarantee up to the amount guaranteed, less any payments made by the Guarantor, for any balance of the Obligations which may be owing to the Lender. In the event of the valuation by the Lender of its security, that valuation will not, as between the Lender and the Guarantor, be considered as a purchase of its security, or as payment or satisfaction or reduction of the Obligations or any part of it. The provisions of this Section will not in any way limit or lessen the liability of the Guarantor under any other Section of this Guarantee.

19. Costs, Expenses and Indemnity

The Guarantor will be responsible for all costs, expenses and liabilities for which the Borrower is liable pursuant to Section 11.10 of the Convertible Loan Agreement and will from time to time, within ten (10) days from Lender's demand, pay to the Lender any such amounts claimed by the Lender.

20. Additional Security

This Guarantee is in addition and without prejudice to any security of any kind, including any other guarantees, held by the Lender at any time in respect of the Obligations and any other rights or remedies that the Lender might have.

21. Taxes

All payments to be made by the Guarantor under this Guarantee will be made without set-off or counterclaim and without deduction for any taxes, levies, duties, fees, deductions, withholdings, restrictions or conditions of any kind. If Applicable Laws require a deduction or withholding to be made, the Guarantor will pay to the Lender an additional amount, on an after-tax basis, as is necessary to ensure the Lender receives the full amount the Lender would have received if no deduction or withholding had been made.

22. Disclosure

22.1 The Guarantor acknowledges that it possesses all information with respect to the Borrower that is material to this Guarantee, and that the Lender does not have any obligation to disclose to the Guarantor any information which it may now possess, or may possess after this Guarantee takes effect, concerning the Borrower.

22.2 The Lender may from time to time give any credit or other information about the Guarantor to, or receive that information from, any credit bureau, reporting agency or other similar Person.

23. Conflict

In the event of a conflict in or between the provisions of this Guarantee and the provisions of the Convertible Loan Agreement then, despite anything contained in this Guarantee, the provisions of the Convertible Loan Agreement will prevail and the provisions of this Guarantee will be deemed to be amended to the extent necessary to eliminate the conflict.

24. Termination

Subject to Section 15 of this Guarantee, upon payment in full of the Obligations of the Borrower under the Convertible Loan Agreement, the cancellation of any credit facilities and the termination of all obligations of the Lender under the Convertible Loan Agreement and the Loan Documents, the Guarantor may request in writing that this Guarantee be released and discharged, and if this occurs the Lender will, at the expense of the Guarantor, execute and deliver to the Guarantor a release and discharge of this Guarantee.

25. Set-Off/Right to Combine Accounts

The amount of the Guarantor's liability under this Guarantee is not to be subject to any deduction, withholding, set-off or counterclaim by the Guarantor for any reason at any time.

26. Amalgamation

The Guarantor acknowledges that if it amalgamates with any other corporation or corporations, then:

26.1 the indebtedness, liabilities and obligations created by this Guarantee will become the indebtedness, liabilities and obligations of the amalgamated corporation; and

26.2 the term "Guarantor", where used in this Guarantee, will extend to and include each of the amalgamating corporations and the amalgamated corporation.

27. General Terms

27.1 Time of Essence. Time is of the essence in all respects of this Guarantee.

27.2 Notices. Any notice, direction or other communication to be given under this Guarantee shall, except as otherwise permitted, be in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication addressed:

(a) to the Lender at:

Suite 900, 1111 West Georgia Street Vancouver, British Columbia

V6E 4M3

Attention: [Redacted: personal information]

Telephone: [Redacted: personal information]

Email: [Redacted: personal information]

(b) to the Guarantor at the address set forth for the Borrower under the Convertible Loan Agreement.

Any such communication shall be deemed to have been validly and effectively given if (i) personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Vancouver time), otherwise on the next Business Day, or (ii) transmitted by facsimile, email or similar means of recorded communication on the Business Day following the date of transmission. Any party hereto may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to that party at its changed address.

27.3 Further Assurances. Each Party will, at the requesting Party's cost, execute and deliver any further agreements and documents and provide any furth er assurances as may be reasonably required by the other Party to give effect to this Guarantee and, without limiting the generality of the foregoing, will do or cause to be done all acts and things, execute and deliver or cause to be executed and delivered all agreements and documents and provide such assurances, undertakings and information as may be required from time to time by any Governmental Entity or stock exchanges having jurisdiction over the affairs of a Party or as may be required under applicable securities legislation.

27.4 Amendment. No supplement, modification, amendment, discharge or termination of this Guarantee is binding unless it is executed in writing by the Party to be bound and, if the Lender is not a par ty to any such supplement, modification, amendment, discharge or termination unless the Lender provides its prior written consent therefor.

27.5 Waiver. No delay on the part of the Lender in exercising any of its options, powers or rights, or partial or single exercise of them, will constitute a waiver of them. No waiver of any of its rights under this Guarantee, and no modification or amendment of this Guarantee, will be deemed to be made or accepted by the Lender unless it is in writing, duly signed on behalf of the Lender, and each waiver, if any, will apply only with respect to the specific instance involved, and will in no way impair the rights of the Lender or the liabilities of the Guarantor to the Lender in any other respect at any other time.

27.6 Submission to Jurisdiction. Each of the Parties irrevocably submits and attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia.

Each of the Parties waives, to the extent permitted by the applicable laws, any right to trial by jury in connection with any dispute arising out of or related to the transactions contemplated by this Guarantee.

27.7 Remedies Cumulative. The rights and remedies under this Guarantee are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that Party may be entitled.

27.8 Assignment and Enurement.

27.8.1 The Lender may from time to time, assign or transfer this Guarantee in accordance with the terms of the Convertible Loan Agreement.

27.8.2 This Guarantee enures to the benefit of and is binding upon the Parties and their respective successors and permitted assigns.

27.9 Severability. Each provision of this Guarantee is distinct and severable. If any provision of this Guarantee, in whole or in part, is or becomes illegal, invalid or unenforceable in any jurisdiction by a court of competent jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect:

27.9.1 the legality, validity or enforceability of the remaining provisions of this Guarantee; or

27.9.2 the legality, validity or enforceability of that provision in any other jurisdiction.

27.10 Counterparts. This Guarantee may be executed and delivered by the Guarantor in one or more counterparts, each of which will be an original, and each of which may be delivered by facsimile or functionally equivalent electronic means, and those counterparts will together constitute one and the same instrument.

27.11 Acknowledgment and Waiver. The Guarantor:

27.11.1 acknowledges receiving a copy of this Guarantee; and

27.11.2 to the extent permitted by law, waives all rights to receive from the Lender a copy of any financing statement, financing change statement or verification statement filed or issued, as the case may be, at any time in respect of this Guarantee or any amendments to this Guarantee.

27.12 Joint and Several Obligations. The representations, warranties and agreements of, and all obligations and covenants to be performed and observed by the Guarantor under this Guarantee will be joint and several representations, warranties, agreements, obligations and covenants of each Guarantor. Any request or authorization given to the Borrower by any Guarantor will be considered to be joint and several requests of authorization of each Guarantor.

27.13 Amended and Restated. This Guarantee amends and restates the Existing Guarantee in its entirety. ValGold, MTA Australia and MTA Mexico hereby ratify and confirm the Existing Guarantee and confirm all obligations, duties and liabilities thereunder as amended and restated by this Guarantee.

[THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK.]

The Guarantor has executed this Guarantee Agreement effective as of the day and year first above written

NOVA ROYALTY CORP.

Per: ___________________________________

Name: Brett Heath

Title: Director

VALGOLD RESOURCES LTD.

Per: ___________________________________

Name: Brett Heath

Title: Director

MTA ROYALTY & STREAMING PTY LTD

Per: ___________________________________

Name: Brett Heath

Title: Director

ROYALTY & STREAMING MEXICO, S.A. DE C.V.

Per: ___________________________________

Name: Brett Heath

Title: Director

Signature Page for Amended and Restated Guarantee Agreement

SCHEDULE A

FORM OF ASSUMPTION AGREEMENT

Assumption Agreement dated as of ___________, 20__, made by ____________________ (the "Additional Guarantor") in favour of Beedie Investments Ltd. (the "Lender")

RECITALS:

(a) Metalla Royalty & Streaming Ltd. (the "Borrower") and the Lender have entered into a Second Amended and Restated Convertible Loan Agreement dated [ ______________, 2023 ] (as the same may be further amended, modified, extended, renewed, replaced, restated or supplemented from time to time, the "Convertible Loan Agreement").

(b) In connection with the Convertible Loan Agreement, certain of the Borrower's Subsidiaries and Affiliates (other than the Additional Guarantor) have entered into an Amended and Restated Guarantee Agreement dated as of [ ______________, 2023 ] (as further amended, restated, supplemented or otherwise modified from time to time, the "Guarantee") in favour of the Lender.

(c) The Additional Guarantor has agreed to become a party to the Guarantee and the Convertible Loan Agreement.

(d) The Additional Guarantor has agreed to execute and deliver this Assumption Agreement in order to become a party to the Guarantee and the Convertible Loan Agreement.

In consideration of the foregoing and other good and valuable consideration, the receipt and adequacy of which are acknowledged, the Additional Guarantor agrees with the Lender as follows.

1. Guarantee.

By executing and delivering this Assumption Agreement, the Additional Guarantor, as provided in Section 1.7 of the Guarantee, hereby becomes a party to the Guarantee and the Convertible Loan Agreement as a Guarantor thereunder with the same force and effect as if originally named therein as a Guarantor and, without limiting the generality of the foregoing, hereby expressly assumes all obligations and liabilities of a Guarantor thereunder.

2. Governing Law.

This Assumption Agreement will be governed by, interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF the Additional Guarantor has executed this Agreement as of the date first set out above.

[ADDITIONAL GUARANTOR]

By:      _________________________________________

Authorized Signing Officer

EXHIBIT D attached to and forming part of the

Second Amended and Restated Convertible Loan Agreement
made as of October 19, 2023 between

METALLA ROYALTY & STREAMING LTD., as borrower, and
BEEDIE INVESTMENTS LTD., as lender

AMENDED AND RESTATED OMNIBUS SECURITY AGREEMENT

See attached.

EXECUTION

AMENDED AND RESTATED

GENERAL SECURITY AGREEMENT

Amended and Restated General Security Agreement dated as of _____________, 2023 made by each of the grantors listed on Annex A hereto or that becomes a party hereto pursuant to Section 1.5, to and in favour of Beedie Investments Ltd. (together with its successors and permitted assigns, the "Lender").

RECITALS:

(a) Metalla Royalty & Streaming Ltd. (the "Borrower"), ValGold Resources Ltd. ("ValGold") and MTA Canada Royalty Corp. ("MTA") executed and delivered to the Lender a general security agreement dated March 29, 2019 (the "Existing Security Agreement") pursuant to an amended and restated convertible loan agreement date July 28, 2020 made between the Borrower and the Lender as amended by a first supplemental loan agreement dated August 9, 2022 and a second supplemental loan agreement dated March 31, 2023 (as amended, the

"Original Convertible Loan Agreement");

(b) The Borrower, the Lender and Royalty & Streaming Mexico, S.A. de C.V., MTA Royalty & Streaming Pty Ltd and ValGold, as guarantors, have entered into a second amended and restated convertible loan agreement amending and restating the Original Convertible Loan Agreement on the terms and condition set forth therein (as the same may be further amended, modified, extended, renewed, replaced, restated or supplemented from time to time, the "Convertible Loan Agreement");

(c) The Lender has agreed to make certain loans available to the Borrower on the terms and conditions contained in the Convertible Loan Agreement; and

(d) It is a condition precedent to the extension of credit to the Borrower under the Convertible Loan Agreement that the Grantors listed on Annex A hereto execute and deliver this Agreement in favour of the Lender amending and restating the existing general security agreement on the terms and conditions set forth herein.

In consideration of the foregoing and other good and valuable consideration, the receipt and adequacy of which are acknowledged, each of the Grantors agrees with the Lender as follows.

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms.

As used in this Agreement, the following terms have the following meanings:

"Agreement" means this General Security Agreement.

"Borrower" means Metalla Royalty & Streaming Ltd. and its successors and permitted assigns.

"Capital Stock" means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants, rights or options to purchase any of the foregoing.

"Collateral" means, as of any particular time, all (or, as the context requires, any part of) the property, assets and rights, present and future, which may be subject to the Security Interest, and where referred to in the context of a particular Grantor means Collateral of such Grantor.

"Contractual Right" means any agreement, right, franchise, licence, authorization, approval, privilege or permit (i) to which a Grantor it now or hereafter a party, (ii) in which a Grantor now or hereafter has any interest, or (iii) of which a Grantor is or hereafter becomes a beneficiary.

"Convertible Loan Agreement" is defined in the Recitals hereto.

"Existing Security Agreement" is defined in the Recitals hereto.

"Grantors" means, collectively, each of the grantors listed on Annex A hereto or that becomes a party hereto pursuant to Section 1.5, and "Grantor" means any one of them.

"Guarantee Agreement" means any guarantee and assumption agreements from time to time made by any future guarantor of the Obligations, in favour of the Lender, including without limitation the Amended and Restated Guarantee Agreement dated as of the date hereof executed and delivered by the Grantors (except the Borrower) to the Lender, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Instruments" means (i) a bill, note or cheque within the meaning of the Bills of Exchange Act (Canada) or any other writing that evidences a right to the payment of money and is of a type that in the ordinary course of business is transferred by delivery with any necessary endorsement or assignment, or (ii) a letter of credit and an advice of credit if the letter or advice states that it must be surrendered upon claiming payment thereunder, or (iii) chattel paper or any other writing that evidences both a monetary obligation and a security interest in or a lease of specific goods, or (iv) documents of title or any other writing that purports to be issued by or addressed to a bailee and purports to cover such goods in the bailee's possession as are identified or fungible portions of an identified mass, and that in the ordinary course of business is treated as establishing that the Person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers, or (v) any document or writing commonly known as an instrument, but excludes investment property.

"Intellectual Property" means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non- public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trademarks, trademark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs; and (viii) any other intellectual property and industrial property.

"Issuer" means, unless the context otherwise indicates, each issuer of any Pledged Equity.

"Loan Documents" means the Convertible Loan Agreement, the Security Documents (including this Agreement) and each other Loan Document (as such term is defined in the Convertible Loan Agreement).

"Nueva" means Nueva Royalty Corp., a British Columbia corporation, and its successors and permitted assigns.

"Obligations" means the Obligations as defined in the Convertible Loan Agreement.

"Original Convertible Loan Agreement" is defined in the Recitals hereto.

"Pledged Equity" means, with respect to each Grantor, the shares of Capital Stock of any other Person, including, in any event, all of such Grantor's right, title and interest in all equity interests (including, in any event, all Capital Stock) issued by each Issuer listed opposite such Grantor's name on Schedule "A" (either directly or indirectly), including without limitation all Capital Stock in the capital of Nova Royalty USA Corp., and Nueva now or hereafter held by Nova Royalty Corp., together with any other shares, stock certificates, options or rights of any nature whatsoever in respect of the Capital Stock of such Issuer that may be issued or granted to, or held by, such Grantor while this Agreement is in effect. For the avoidance of doubt, (i) in the case of an Issuer that is a corporation, "Pledged Equity" shall include, without limitation, the shares of Capital Stock of each such Issuer and any and all other shares, stock certificates, documents or instruments which confirm, confer or evidence equity rights, warrants, options, subscription rights or other rights or interests of any nature whatsoever in respect of the Capital Stock of such Issuer that may be issued or granted to, or held by, such Grantor while this Agreement is in effect and (ii) in the case of an Issuer which is a partnership or another Person other than a corporation, "Pledged Equity" shall include, without limitation, the interests, units and other ownership interests (howsoever designated) in each such Issuer and any and all other units, unit certificates, documents or instruments which confirm, confer or evidence equity rights, options, subscription rights or other rights or interests of any nature whatsoever in such Issuer that may be issued or granted to, or held by, such Grantor while this Agreement is in effect, including, without limitation, if such Issuer is a partnership, any and all present and future interests of such Grantor as general partner or a limited partner, as the case may be, in such Issuer and any and all present and future partnership interests (whether as a general or a limited partner) in such Issuer issued or granted to, or held by, such Grantor.

"Pledged ULC Shares" has the meaning specified in Section 2.7(4).

"PPSA" means the Personal Property Security Act (British Columbia).

"Real Property" has the meaning specified in Section 2.1(2)(a).

"Receivable" means any right to payment for goods sold or leased or for services rendered, whether or not such right is evidenced by an Instrument or chattel paper and whether or not it has been earned by performance (including, without limitation, any account).

"Secured Obligations" has the meaning specified in Section 2.2.

"Securities" means securities as defined in the STA, and also includes interests in partnerships and limited liability companies (even if the same do not constitute securities as defined in the STA).

"Security Interest" means the security interests, assignments, mortgages and charges granted pursuant to Section 2.1, and where referred to in the context of a particular Grantor means the Security Interest granted by such Grantor.

"STA" means the Securities Transfer Act (British Columbia).

"ULC" has the meaning specified in Section 2.7(4).

"ULC Issuer" has the meaning specified in Section 2.7(4).

Section 1.2 Interpretation.

(1) Terms defined in the PPSA or the STA and used but not otherwise defined in this Agreement have the same meanings. For greater certainty, the terms "account", "chattel paper", "document of title", "equipment", "fixtures", "goods", "intangible", "inventory", "investment property", "money", "personal property" and "proceeds" have the meanings given to them in the PPSA; and the terms "certificated security", "control", "deliver", "entitlement holder", "financial asset", "securities account", "securities intermediary", "security entitlement" and "uncertificated security" have the meanings given to them in the STA.

(2) Capitalized terms used in this Agreement but not otherwise defined herein have the meanings given to them in the Convertible Loan Agreement.

(3) Any reference in any Loan Document to Liens permitted by the Convertible Loan Agreement and any right of any Grantor to create or suffer to exist Liens permitted by the Convertible Loan Agreement are not intended to and do not and will not subordinate the Security Interest to any such Lien or give priority to any Person over the Lender.

(4) In this Agreement the words "including", "includes" and "include" mean "including (or includes or include) without limitation". The expressions "Article", "Section" and other subdivision followed by a number mean and refer to the specified Article, Section or other subdivision of this Agreement.

(5) Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(6) The division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect its interpretation.

(7) The schedules attached to this Agreement form an integral part of it for all purposes of it.

(8) In this Agreement:

(a) reference to any body corporate shall include successors thereto, whether by way of amalgamation or otherwise;

(b) references to any statute, enactment or legislation or to any section or provision thereof shall include a reference to any order, ordinance, regulation, rule or by-law or proclamation made under or pursuant to that statute, enactment or legislation and all amendments, modifications, consolidations, re-enactments or replacements thereof or substitutions therefor from time to time; and

(c) reference to any agreement, instrument, permit or other document shall include reference to such agreement, instrument, permit or other document as amended to the date hereof and as the same may from time to time hereafter be amended, supplemented, replaced or restated.

Section 1.3 Joint and Several Nature.

All representations, warranties, covenants, agreements and obligations of the Grantors hereunder are and shall be construed as joint and several.

Section 1.4 Beneficiary Direction.

With respect to each Grantor that holds any Collateral as general partner of, or as a partner of, any other Grantor, each such other Grantor irrevocably authorizes and directs such first-mentioned Grantor to enter into this Agreement and to grant the Security Interest in such Collateral.

Section 1.5 Additional Grantors

Each Subsidiary or Affiliate of the Borrower that is required to become a Guarantor pursuant to Section 9.1(l) of the Convertible Loan Agreement, shall become a Grantor for all purposes of this Agreement upon execution and delivery by such Affiliate of an assumption agreement in the form of Schedule "C" hereto.

ARTICLE 2

SECURITY

Section 2.1G rant of Security.

(1) Each Grantor grants to the Lender a security interest in, and assigns, mortgages, charges, hypothecates and pledges to the Lender, all of the following personal property of such Grantor, now owned or hereafter acquired and all of the following personal property in which such Grantor now has or hereafter acquires any interest:

(a) all present and after-acquired personal property;

(b) all inventory including goods held for sale, lease or resale, goods furnished or to be furnished to third parties under contracts of lease, consignment or service, goods which are raw materials or work in process, goods used in or procured for packing and materials used or consumed in its business;

(c) all equipment, machinery, furniture, fixtures, plant, vehicles and other goods of every kind and description and all licences and other rights and all related records, files, charts, plans, drawings, specifications, manuals and documents;

(d) all accounts due or accruing and all related agreements, books, accounts, invoices, letters, documents and papers recording, evidencing or relating to them;

(e) all money, documents of title, chattel paper, financial assets and investment property;

(f) all securities accounts, including the securities accounts listed in Schedule "A" and all of the credit balances, securities entitlements, other financial assets and items or property (or their value) standing to the credit from time to time in such securities accounts;

(g) all Instruments and Securities, including the Pledged Equity;

(h) all intangibles including all security interests, goodwill, choses in action, contracts, contract rights, licenses and other contractual benefits;

(i) all accounts, chattel paper, accounts, documents of title, equipment, fixtures, goods, instruments, investment property, inventory and money;

(j) all Intellectual Property;

(k) all substitutions and replacements of and increases, additions and, where applicable, accessions to the property described in Section 2.1(1)(a) through Section 2.1(1)(j) inclusive; and

(l) all proceeds in any form derived directly or indirectly from any dealing with all or any part of the property described in Section 2.1(a) through Section 2.1(1)(k) inclusive, including the proceeds of such proceeds.

(2) Each Grantor grants to the Lender a security interest and floating charge in and to:

(a) all the Grantor's right, title and interest in and to all its presently owned or held and after acquired or held real, immovable and leasehold property and all interests therein, and all easements, rights of way, privileges, benefits, licences, improvements and rights whether connected therewith or appurtenant thereto or separately owned or held, including all structures, plant and other fixtures (all which is hereinafter collectively called the "Real Property"); and

(b) all assets and undertakings of the Grantor, of whatsoever nature or kind and wheresoever situate, and all proceeds thereof and therefrom, other than such of its assets and undertakings as are otherwise validly and effectively subject to the charges and security interests in favour of the Lender created pursuant to this Section 2.1(1).

Section 2.2 Secured Obligations.

(1) With respect to each Grantor, the Security Interest granted pursuant to this Agreement by such Grantor secures the prompt payment and performance when due of all of such Grantor's Obligations (including, without limitation, any extensions, modifications, substitutions, amendments or renewals of any or all of such Obligations), and if such Grantor is in its capacity as general partner (or a partner) of another Grantor then of all of such other Grantor's Obligations (including, without limitation, any extensions, modifications, substitutions, amendments or renewals of any or all of such Obligations) (the "Secured Obligations", and where referred to in the context of a particular Grantor means the Secured Obligations secured by such Grantor's Security Interest); and for greater certainty, the Obligations of any particular Grantor are subject any limitation on the liability of such Grantor set forth in the Guarantee Agreement.

(2) All reasonable and documented expenses, costs and charges incurred by or on behalf of the Lender in connection with this Agreement, the Security Interest or the realization of the Collateral, including all reasonable and documented legal fees (on a solicitor and his own client basis) of the Lender, court costs, receiver's remuneration (to the extent paid directly by the Lender) or Lender's remuneration and other reasonable and documented expenses of taking possession of, repairing, protecting, insuring, preparing for disposition, realizing, collecting, selling, transferring, delivering or obtaining payment of the Collateral, shall be added to and form a part of the Secured Obligations.

Section 2.3 Attachment.

Each Grantor acknowledges that (i) value has been given, (ii) it has rights in its Collateral or the power to transfer rights in its Collateral to the Lender (other than after-acquired Collateral), (iii) it has not agreed to postpone the time of attachment of the Security Interest granted by it, and (iv) it has received a copy of this Agreement.

Section 2.4 Scope of Security Interest.

(1) Despite any other provision of this Agreement, the Security Interest shall not attach to any Contractual Right to the extent that the granting of the Security Interest therein would constitute a breach of, or permit any Person to terminate such Contractual Right, but the Grantor shall hold its interest in each such Contractual Right in trust for the Lender and shall, after the Security Interest shall have become enforceable, specifically assign each such Contractual Right to the Lender, or as the Lender may otherwise direct. The Grantor agrees that it shall, upon the request of the Lender, whether before or after the Security Interest has become enforceable, use all commercially reasonable efforts to obtain any consent required in respect of any such Contractual Right.

(2) The Security Interest with respect to trademarks constitutes a security interest in, and a charge, hypothecation and pledge of, such Collateral in favour of the Lender, but does not constitute an assignment or mortgage of such Collateral to the Lender.

(3) Until the Security Interest is enforceable, the grant by any Grantor of the Security Interest in its Intellectual Property does not affect in any way such

Grantor's rights to commercially exploit such Intellectual Property, defend it, enforce such Grantor's rights in it or with respect to it against third parties in any court or claim and be entitled to receive any damages with respect to any infringement of it.

(4) The Security Interest does not extend or apply to the last day of the term of any lease or sublease of real property or any agreement for a lease or sublease of real property, now held or hereafter acquired by any Grantor, but such Grantor will stand possessed of any such last day upon trust to assign and dispose of it as the Lender may reasonably direct.

(5) The Lender shall not by virtue of the execution of this Agreement be deemed in any manner to have assumed any obligation of a Grantor under any contracts or permits, nor shall the Lender be liable by virtue of the execution of this Agreement to any Governmental Authorities or contract counterparties by reason of any default by any person under any contracts or permits. Each Grantor agrees to indemnify and hold the Lender harmless from and against any and all liability, loss or damage which the Lender may or might incur by reason of any claim or demand against it based on its alleged assumption of such Grantor's duty and obligation to perform and discharge the terms, covenants and agreements in any contract or permit by virtue of the execution of this Agreement.

Section 2.5 Grant of Licence to Use Intellectual Property.

(1) Each Grantor hereby grants to the Lender an irrevocable (during the term of this Agreement), nonexclusive license (exercisable without payment of royalties or other compensation to the Grantors except for any royalties or other compensation due to a third-party licensor) to use and sublicense any and all of the Collateral consisting of Intellectual Property now owned or hereafter acquired by such Grantor to the extent reasonably required for the Lender to exercise rights and remedies under the Loan Documents at such time as the Lender shall be lawfully entitled to exercise such rights and remedies, only upon the occurrence and during the continuation of an Event of Default, provided, however, that any sublicense or other agreement entered into by the Lender in connection with the licensed Intellectual Property shall be binding upon the Grantors, notwithstanding any subsequent cure of an Event of Default. The foregoing license shall be subject to the terms of any agreements between the Grantors and any third party licensor or licensee of such Intellectual Property and, in the case of trademarks, shall be further subject to the requirement that the Lender use such trademarks in connection with goods and services that are of a quality that is substantially consistent with the quality of goods and services provided by the Grantors under such trademarks prior to the exercise of rights and remedies by the Lender under this Agreement. Upon the occurrence of and during the continuation of an Event of Default, upon request from the Lender, the Grantors shall provide the Lender with access to all media in which any of the licensed Intellectual Property may be recorded or stored to the extent reasonably required for the Lender to exercise the rights licensed to them hereunder.

(2) The Lender acknowledges that the standard of quality for the use, assignment or sublicensing of Intellectual Property of each Grantor shall be no less than the standard of quality employed by such Grantor as of the day before the exercise of rights and remedies under Article 3 by the Lender in conjunction with wares and/or services sold in association with such Intellectual Property.

Section 2.6 Care and Custody of Collateral.

(1) Without limiting any other rights or remedies under this Agreement, the Lender may, upon the occurrence and during the continuance of an Event of Default, (i) notify any Person obligated on an Instrument, Security or account to make payments to the Lender, whether or not the applicable Grantor was previously making collections on such Instrument, Security or account, and (ii) assume control of any proceeds arising from the Collateral.

(2) The Lender has no obligation to collect dividends, distributions or interest payable on, or exercise any option or right in connection with any Collateral. The Lender has no obligation to protect or preserve any Collateral from depreciating in value or becoming worthless and is released from all responsibility for any loss of value, whether such Collateral is in the possession of, is a security entitlement of, or is subject to the control of, the Lender, a securities intermediary, any Grantor or any other Person. In the physical keeping of any Securities, the Lender is only obliged to exercise the same degree of care as it would exercise with respect to its own Securities.

(3) The Lender may, subject to the terms of this Agreement and the provisions of the PPSA, upon the occurrence and during the continuance of an Event of Default, sell, transfer, use or otherwise deal with any investment property included in the Collateral over which the Lender has control, on such conditions and in such manner as the Lender in its sole discretion may determine.

Section 2.7 Pledged Equity.

(1) Subject to Section 2.7(4), unless an Event of Default shall have occurred and be continuing and the Lender shall have given notice to the relevant Grantor of the Lender's intent to exercise its corresponding rights pursuant to Section 2.7(2), each Grantor shall be permitted to receive all cash dividends paid in respect of the Pledged Equity to the extent not otherwise prohibited in the Convertible Loan Agreement, and to exercise all voting, corporate and other organizational rights with respect to the Pledged Equity; provided, however, that no vote shall be cast or corporate or other organizational right exercised or other action taken which would result in any violation of any provision of the Convertible Loan Agreement, this Agreement or any other Loan Document.

(2) If an Event of Default shall occur and be continuing and the Lender has given written notice of its intent to exercise such rights to the relevant Grantor, (i) the Lender shall have the right to receive any and all cash dividends, payments or other proceeds paid in respect of the Pledged Equity and make application thereof to the Obligations secured by the Security Interest granted by such Grantor in the order set forth in Section 6.10, and (ii) any or all of the Pledged Equity shall be registered in the name of the Lender or its nominee, and the Lender or its nominee may thereafter exercise (x) all voting, corporate or other organizational and other rights pertaining to such Pledged Equity at any meeting of shareholders of the relevant Issuer or Issuers or otherwise and (y) any and all rights of conversion, exchange and subscription and any other rights, privileges or options pertaining to such Pledged Equity as if it were the absolute owner thereof (including, without limitation, the right to exchange at its discretion any and all of the Pledged Equity upon the merger, consolidation, reorganization, recapitalization or other fundamental change in the corporate or other organizational structure of any Issuer, or upon the exercise by any Grantor or the Lender of any right, privilege or option pertaining to such Pledged Equity, and in connection therewith, the right to deposit and deliver any and all of the Pledged Equity with any committee, depositary, transfer agent, registrar or other designated agency upon such terms and conditions as the Lender may determine), all without liability except to account for property actually received by it, but the Lender shall have no duty to any Grantor to exercise any such right, privilege or option and shall not be responsible for any failure to do so or delay in so doing.

(3) Each Grantor hereby authorizes and instructs each Issuer of any Pledged Equity pledged by such Grantor hereunder to (i) comply with any instruction received by it from the Lender in writing that (x) states that an Event of Default has occurred and is continuing and (y) is otherwise in accordance with the terms of this Agreement, without any other or further instructions from such Grantor, and such Grantor agrees that the Issuers shall be fully protected in so complying, and (ii) upon receipt of any such notice of the existence of any Event of Default, unless otherwise expressly prohibited hereby, pay any dividends or other payments with respect to the Pledged Equity directly to the Lender.

(4) Notwithstanding any provisions to the contrary contained in this Agreement, the Convertible Loan Agreement or any other Loan Document or other agreement among all or some of the parties hereto, any Grantor that pledges shares (collectively, the "Pledged ULC Shares") of an Issuer (a "ULC Issuer") that is an unlimited liability corporation or an unlimited liability company (a "ULC") shall be and will remain the sole registered and beneficial owner of such Pledged ULC Shares (unless such Pledged ULC Shares are transferred in a transaction permitted under the Convertible Loan Agreement) until such time as such Pledged ULC Shares are fully and effectively transferred into the name of the Lender or any other Person on the books and records of such ULC Issuer in connection with the Lender's exercise of its remedies hereunder and under the other Loan Documents. Nothing in this Agreement, the Convertible Loan Agreement or any other Loan Document or other agreement delivered among all or some of the parties hereto is intended to or shall constitute the Lender or any Person other than such Grantor to be a member or shareholder of any such ULC Issuer until such time as written notice is given to the Grantor and all further steps are taken so as to register the Lender or such other Person as holder of the applicable Pledged ULC Shares. The granting of the Security Interest pursuant to this Agreement does not make the Lender a successor to any Grantor as a member or shareholder of any ULC Issuer, and none of the Lender or any of its successors or permitted assigns hereunder shall be deemed to become a member or shareholder of any ULC Issuer by accepting this Agreement or exercising any right granted herein unless and until such time, if any, when the Lender or any successor or permitted assign expressly becomes a registered member or shareholder of any ULC Issuer. The applicable Grantor shall be entitled to receive and retain for its own account any dividends or other distributions, if any, in respect of the Collateral, and shall have the right to vote such Pledged ULC Shares and to control the direction, management and policies of the ULC issuing such Pledged ULC Shares to the same extent as such Grantor would if such Pledged ULC Shares were not pledged to the Lender for the benefit of the Lender or to any other Person pursuant hereto. To the extent any provision hereof would have the effect of constituting the Lender to be a member or shareholder of any ULC Issuer prior to such time, such provision shall be severed herefrom and ineffective with respect to the relevant Pledged ULC Shares without otherwise invalidating or rendering unenforceable this Agreement or invalidating or rendering unenforceable such provision insofar as it relates to Collateral other than Pledged ULC Shares. Notwithstanding anything herein to the contrary (except to the extent, if any, that the Lender or any of its successors or permitted assigns hereafter expressly becomes a registered member or shareholder of any ULC Issuer), none of the Lender or any of its successors or permitted assigns shall be deemed to have assumed or otherwise become liable for any debts or obligations of any ULC Issuer. Except upon the exercise by the Lender or other Persons of rights to sell or otherwise dispose of Pledged ULC Shares or other remedies following the occurrence and during the continuance of an Event of Default, no Grantor shall cause or permit, or enable any ULC Issuer in which it holds Pledged ULC Shares to cause or permit, the Lender to: (a) be registered as member or shareholder of such ULC Issuer; (b) have any notation entered in its favour in the share register of such ULC Issuer; (c) be held out as member or shareholder of such ULC Issuer; (d) receive, directly or indirectly, any dividends, property or other distributions from such ULC Issuer by reason of the Lender or such other Person holding a security interest in the Pledged ULC Shares; or (e) act as a member or shareholder of such ULC Issuer, or exercise any rights of a member or shareholder of such ULC Issuer, including the right to attend a meeting of such ULC Issuer or vote the shares of such ULC Issuer.

Section 2.8 Certain Matters Relating to Receivables.

(1) If an Event of Default has occurred and is continuing, following the written request of the Lender and at the expense of the relevant Grantor, such Grantor shall cause independent public accountants or others reasonably satisfactory to the Lender to furnish to the Lender, to the extent available, reports showing reconciliations, aging and test verifications of, and trial balances for, the Receivables.

(2) The Lender hereby authorizes each Grantor to collect such Grantor's Receivables, and the Lender may curtail or terminate said authority at any time after the occurrence and during the continuance of an Event of Default. If the Lender shall have given notice to the relevant Grantor of the Lender's intent to exercise its corresponding rights pursuant to Section 2.8(2) (which notice shall be deemed to have been given immediately upon the occurrence of an Event of Default under Section 6.1(j) of the Convertible Loan Agreement) at any time after the occurrence and during the continuance of an Event of Default, any payments of Receivables, when collected by any Grantor, (i) shall be forthwith (and, in any event, within ten (10) Business Days) deposited by such Grantor, duly endorsed by such Grantor to the Lender if required, in a collateral account maintained under the sole dominion and control of the Lender, subject to withdrawal only as provided in Section 2.10 and (ii) until so turned over, shall be held by such Grantor in trust for the Lender, segregated from other funds of such Grantor.

(3) Promptly upon the request of the Lender at any time after the occurrence and during the continuance of an Event of Default, each Grantor shall notify obligors on its Receivables that the Receivables have been assigned to the Lender and that payments in respect thereof shall be made directly to the Lender.

Section 2.9 Communications with Obligors; Grantors Remain Liable.

(1) The Lender in its own name or in the name of others may at any time after the occurrence and during the continuance of an Event of Default communicate with obligors under the Receivables to verify with them to the Lender's satisfaction the existence, amount and terms of any Receivables.

(2) Anything herein to the contrary notwithstanding, this Agreement shall not change the obligation of each Grantor to observe and perform all the conditions and obligations to be observed and performed by it under each of the Receivables to the same extent as if this Agreement had not been executed. The Lender shall not have any obligation or liability under any Receivable (or any agreement giving rise thereto) by reason of or arising out of this Agreement or the receipt by the Lender of any payment relating thereto, nor shall the Lender be obligated in any manner to perform any of the obligations of any Grantor under or pursuant to any Receivable (or any agreement giving rise thereto), to make any payment, to make any inquiry as to the nature or the sufficiency of any payment received by it or as to the sufficiency of any performance by any party hereunder, to present or file any claim, to take any action to enforce any performance or to collect the payment of any amounts which may have been assigned to it or to which it may be entitled at any time or times.

Section 2.10  Proceeds to be turned over to Lender.

In addition to the rights of the Lender specified in Section 2.8 with respect to payments of Receivables, if an Event of Default shall occur and be continuing, all proceeds received by any Grantor consisting of cash, cheques and Instruments shall be held by such Grantor in trust for the Lender, segregated from other funds of such Grantor, and shall, forthwith upon receipt by such Grantor, be turned over to the Lender in the exact form received by such Grantor (duly endorsed by such Grantor to the Lender if required). All proceeds received by the Lender hereunder shall be held by the Lender in a collateral account maintained under its sole dominion and control and which, to the extent reasonably practicable, bears interest. All proceeds while held by the Lender in a collateral account (or by the Grantors in trust for the Lender) shall continue to be held as security for all the Secured Obligations and shall not constitute payment thereof until applied as provided in Section 6.10.

ARTICLE 3

ENFORCEMENT

Section 3.1 Enforcement.

The Security Interest becomes and is enforceable against the Grantors upon the occurrence and during the continuance of an Event of Default.

Section 3.2 Remedies.

Whenever the Security Interest is enforceable, the Lender may realize upon the Collateral and enforce the rights of the Lender by:

(a) entry onto any real property subject to the Security Interest and any other premises where Collateral consisting of tangible personal property may be located;

(b) entry into possession of the Collateral by any method permitted by law;

(c) sale, grant of options to purchase, or lease of all or any part of the Collateral;

(d) holding, storing and keeping idle or operating all or any part of the Collateral;

(e) exercising and enforcing all rights and remedies of a holder of the Collateral as if the Lender were the absolute owner thereof (including, if necessary, causing the Collateral to be registered in the name of the Lender or its nominee if not already done);

(f) collection of any proceeds arising in respect of the Collateral;

(g) collection, realization or sale of, or other dealing with, rents and other accounts;

(h) subject to any third-party restrictions thereon, license or sublicense, whether on an exclusive or nonexclusive basis, of any Intellectual Property for such term and on such conditions and in such manner as the Lender in its sole judgment determines (taking into account such provisions as may be necessary to protect and preserve such Intellectual Property);

(i) instruction or order to any Issuer or securities intermediary pursuant to any control the Lender has over the Collateral;

(j) instruction to any bank to transfer all moneys constituting Collateral held by such bank to an account maintained with or by the Lender;

(k) application of any moneys constituting Collateral or proceeds thereof in accordance with Section 6.10;

(l) appointment by instrument in writing of a receiver (which term as used in this Agreement includes a receiver and manager) or agent of all or any part of the Collateral and removal or replacement from time to time of any receiver or agent;

(m) institution of proceedings in any court of competent jurisdiction for the appointment of a receiver of all or any part of the Collateral;

(n) institution of proceedings in any court of competent jurisdiction for sale or foreclosure of all or any part of the Collateral;

(o) filing of proofs of claim and other documents to establish claims to the Collateral in any proceeding relating to any Grantor; and

(p) any other remedy or proceeding authorized or permitted under the PPSA or otherwise by law or equity.

Section 3. Additional Rights.

In addition to the remedies set forth in Section 3.2 and elsewhere in this Agreement, whenever the Security Interest is enforceable, the Lender may:

(a) require any Grantor, at such Grantor's expense, to assemble its Collateral at a reasonable place or places designated by notice in writing, and each Grantor agrees to so assemble the Collateral immediately upon receipt of such notice;

(b) require any Grantor, by notice in writing, to disclose to the Lender the location or locations of its Collateral, and each Grantor agrees to promptly make such disclosure when so required;

(c) repair, process, modify, complete or otherwise deal with the Collateral and prepare for the disposition of the Collateral, whether on the premises of any Grantor or otherwise;

(d) redeem any prior security interest against any Collateral, procure the transfer of such security interest to itself, or settle and pass the accounts of the prior mortgagee, chargee or encumbrancer (any accounts to be conclusive and binding on the Grantors);

(e) pay any liability secured by any Lien against any Collateral, and each Grantor having rights in such Collateral will immediately on demand reimburse the Lender for all such payments;

(f) carry on all or any part of the business of any Grantor and, to the exclusion of all others including the Grantors, enter upon, occupy and use all or any of the premises, buildings, and other property of or used by any Grantor for such time as the Lender sees fit, free of charge, and the Lender is not liable to any Grantor for any act or omission in so doing or for any rent, charges, depreciation or damages incurred in connection with or resulting from such action;

(g) borrow for the purpose of carrying on the business of any Grantor or for the maintenance, preservation or protection of the Collateral and grant a security interest in the Collateral, whether or not in priority to the Security Interest, to secure repayment;

(h) demand, commence, continue or defend any judicial or administrative proceedings for the purpose of protecting, seizing, collecting, realizing or obtaining possession or payment of the Collateral, and give good and valid receipts and discharges in respect of the Collateral and compromise or give time for the payment or performance of all or any part of the accounts or any other obligation of any third party to any Grantor; and

(i) at any public sale, and to the extent permitted by law on any private sale, bid for and purchase any or all of the Collateral offered for sale and upon compliance with the terms of such sale, hold, retain and dispose of such Collateral without any further accountability to any Grantor or any other Person with respect to such holding, retention or disposition, except as required by law. In any such sale to the Lender of Collateral of a particular Grantor, the Lender may, for the purpose of making payment for all or any part of such Collateral so purchased, use any claim for Secured Obligations secured by the Security Interest granted by such Grantor and which are then due and payable as a credit against the purchase price.

Section 3.4 Exercise of Remedies.

The remedies under Section 3.2 and Section 3.3 may be exercised from time to time separately or in combination and are in addition to, and not in substitution for, any other rights of the Lender however arising or created. The Lender is not bound to exercise any right or remedy, and the exercise of rights and remedies is without prejudice to the rights of the Lender in respect of the Secured Obligations including the right to claim for any deficiency.

Section 3.5 Receiver's Powers.

(1) Any receiver appointed by the Lender is vested with the rights and remedies which could have been exercised by the Lender in respect of the Grantors or the Collateral and such other powers and discretions as are granted in the instrument of appointment and any supplemental instruments. The identity of the receiver, its replacement and its reasonable remuneration are within the sole and unfettered discretion of the Lender.

(2) Any receiver appointed by the Lender will act as agent for the Lender for the purposes of taking possession of the Collateral, but otherwise and for all other purposes (except as provided below), as agent for the Grantors. The receiver may sell, lease, or otherwise dispose of Collateral as agent for the Grantors or as agent for the Lender as the Lender may determine in its discretion. Each Grantor agrees to ratify and confirm all actions of the receiver acting as agent for such Grantor, and to release and indemnify the receiver in respect of all such actions.

(3) The Lender, in appointing or refraining from appointing any receiver, does not incur liability to the receiver, the Grantors or otherwise and is not responsible for any misconduct or negligence of such receiver.

Section 3.6 Appointment of Attorney.

Each Grantor hereby irrevocably constitutes and appoints the Lender the true and lawful attorney of such Grantor. As the attorney of each Grantor, the Lender has the power to exercise for and in the name of such Grantor with full power of substitution, upon the occurrence and during the continuance of an Event of Default, any of such Grantor's right (including the right of disposal), title and interest in and to the Collateral including the execution, endorsement, delivery and transfer of the Collateral to the Lender, its nominees or transferees, and the Lender and its nominees or transferees are hereby empowered to exercise all rights and powers and to perform all acts of ownership with respect to the Collateral to the same extent as such Grantor might do if necessary to accomplish the purposes of this Agreement or the other Security Documents. This power of attorney is irrevocable until this Agreement is terminated and the Security Interest created hereby is released, is coupled with an interest, has been given for valuable consideration (the receipt and adequacy of which is acknowledged), and, subject to the foregoing, survives, and does not terminate upon, the bankruptcy, dissolution, winding up or insolvency of any of the Grantors. This power of attorney extends to and is binding upon each Grantor's successors and assigns. Each Grantor authorizes the Lender to delegate in writing to another Person any power and authority of the Lender under this power of attorney as may be necessary in the opinion of the Lender, and to revoke or suspend such delegation.

Section 3.7 Dealing with the Collateral.

(1) The Lender is not obliged to exhaust its recourse against the Grantors or any other Person or against any other security it may hold in respect of the Secured Obligations before realizing upon or otherwise dealing with the Collateral in such manner as the Lender may consider desirable.

(2) The Lender may grant extensions or other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Grantors and with other Persons, sureties or securities as it may see fit without prejudice to the Secured Obligations, the liability of the Grantors or the rights of the Lender in respect of the Collateral.

(3) Except as otherwise provided by law or this Agreement, the Lender is not (i) liable or accountable for any failure to collect, realize or obtain payment in respect of the Collateral, (ii) bound to institute proceedings for the purpose of collecting, enforcing, realizing or obtaining payment of the Collateral or for the purpose of preserving any rights of any Persons in respect of the Collateral, (iii) responsible for any loss occasioned by any sale or other dealing with the Collateral or by the retention of or failure to sell or otherwise deal with the Collateral, or (iv) bound to protect the Collateral from depreciating in value or becoming worthless.

Section 3.8 Standards of Sale.

Without prejudice to the ability of the Lender to dispose of the Collateral pursuant to and in accordance with the PPSA in any manner which is commercially reasonable, each Grantor acknowledges that:

(a) the Collateral may be disposed of whether or not the Lender has taken possession thereof;

(b) the Collateral may be disposed of in whole or in part;

(c) the Collateral may be disposed of by public auction, public tender or private contract, with or without advertising and without any other formality;

(d) any purchaser or lessee of Collateral may be the Lender or an Affiliate thereof, provided such purchase or lease is on commercially reasonable terms similar to those that would be expected between arm's-length parties or is approved the determination of a court of competent jurisdiction;

(e) any sale conducted by the Lender will be at such time and place, on such notice and in accordance with such procedures as the Lender, in its sole discretion, may deem advantageous;

(f) the Collateral may be disposed of in any manner and on any terms necessary to avoid violation of applicable law (including compliance with such procedures as may restrict the number of prospective bidders and purchasers, require that the prospective bidders and purchasers have certain qualifications, and restrict the prospective bidders and purchasers to Persons who will represent and agree that they are purchasing for their own account for investment and not with a view to the distribution or resale of the Collateral) or in order to obtain any required approval of the disposition (or of the resulting purchase) by any governmental or regulatory authority or official;

(g) a disposition of the Collateral may be on such terms and conditions as to credit or otherwise as the Lender, in its sole discretion, may deem advantageous; and

(h) the Lender may establish an upset or reserve bid or price in respect of the Collateral.

Section 3.9 Dealings by Third Parties.

(1) No Person dealing with the Lender or an agent or receiver is required to determine (i) whether the Security Interest has become enforceable, (ii) whether the powers which such Person is purporting to exercise have become exercisable, (iii) whether any money remains due to the Lender by any of the Grantors, (iv) the necessity or expediency of the stipulations and conditions subject to which any sale or lease is made, (v) the propriety or regularity of any sale or other dealing by the Lender with the Collateral, or (vi) how any money paid to the Lender has been applied.

(2) Any bona fide purchaser of all or any part of the Collateral from the Lender or any receiver or agent will receive the Collateral absolutely, free from any claim or right of whatever kind, including any equity of redemption, of any Grantor, and each Grantor specifically waives (to the fullest extent permitted by law) as against any such purchaser together with all rights of redemption, stay or appraisal which such Grantor has or may have under any rule of law or statute now existing or hereafter adopted.

Section 3.10 Public Sale.

(1) Each Grantor recognizes that the Lender may be unable to effect a public sale of any or all the Pledged Equity, by reason of certain prohibitions contained in the Securities Act (British Columbia) (the "Securities Act") or other applicable securities laws or otherwise, and may be compelled to resort to one or more private sales thereof to a restricted group of purchasers which will be obliged to agree, among other things, to acquire such Securities or Instruments for their own account for investment and not with a view to the distribution or resale thereof. Each Grantor acknowledges and agrees that any such private sale may result in prices and other terms less favourable than if such sale were a public sale and, notwithstanding such circumstances, agrees that, to the extent the Lender was compelled to resort to one or more private sales, no such private sale shall be deemed to have been made in a commercially unreasonable manner solely because it has such a result. The Lender shall be under no obligation to delay a sale of any of the Pledged Equity for the period of time necessary to permit the Issuers thereof to register such Securities or Instruments for public sale under the Securities Act or other applicable securities laws, even if such issuers would agree to do so.

(2) Each Grantor agrees to use commercially reasonable efforts to do or cause to be done all such other acts as may be necessary to make such sale or sales of all or any portion of the Pledged Equity pursuant to this Section 3.10 valid and binding and in compliance with any and all other applicable laws.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

To induce the Lender to enter into the Convertible Loan Agreement, and to induce the Lender to make its extension of credit to the Borrower thereunder, each Grantor jointly and severally represents and warrants, acknowledging and confirming that the Lender is relying on such representations and warranties, that:

Section 4.1 Jurisdiction of Organization; Chief Executive Office.

On the date hereof, such Grantor's jurisdiction of organization, type of organization, identification number from the jurisdiction of organization (if any), and the location of such Grantor's chief executive office, and a list of all jurisdictions in which such Grantor has a place of business or in which Collateral which is tangible personal property is situate, are specified on Schedule "B", and such Grantor's only legal forms of name (including any French form of name) are specified on Annex "A". Such Grantor has furnished to the Lender its constating documents or other equivalent formation or organizational documents, certified to the extent applicable, and a certificate of good standing or similar certificate (to the extent such concept is relevant in the applicable jurisdiction) as of a date which is recent to the date hereof, or such other date reasonably acceptable to the Lender, except to the extent previously delivered, provided that such constating documents or equivalent documents have not been amended or otherwise modified.

Section 4.2 Securities Accounts.

Schedule "A" hereto sets forth under the heading "Securities Accounts" all of the securities accounts in which such Grantor has an interest as of the Closing Date, if any. Unless otherwise noted on Schedule "A", such Grantor is the sole entitlement holder or customer of each such account (other than the Lender, where its interests may appear), and such Grantor has not consented to nor is otherwise aware of any Person, other than the Lender, having "control" (within the meaning of the STA) over, or any other interest in, any securities account in which such Grantor has any interest.

Section 4.3 Pledged Equity and Other Collateral.

(1) As of the date hereof, the shares of Pledged Equity pledged by such Grantor hereunder constitute all the issued and outstanding shares of all classes of the Capital Stock of the Issuers owned by such Grantor.

(2) As of the date hereof, all of the Pledged Equity pledged by such Grantor hereunder has been duly and validly issued and is fully paid and nonassessable.

(3) As of the date hereof, such Grantor is the registered and beneficial owner of, and has good and marketable title to, the Pledged Equity and other Collateral pledged, hypothecated, assigned, mortgaged and charged by it hereunder, free of any and all Liens or options in favour of, or claims of, any other Person, except the Security Interest created by this Agreement and Liens securing Permitted Senior Debt and any other Permitted Liens.

(4) As of the date hereof, the Pledged Equity pledged hereunder by such Grantor on the date hereof is listed on Schedule "A" (either directly or indirectly) and constitutes that percentage of the issued and outstanding Capital Stock of all classes of each Issuer thereof as set forth on such Schedule (either directly or indirectly) as of the date hereof.

ARTICLE 5

COVENANTS

Each Grantor jointly and severally covenants and agrees, acknowledging and confirming that the Lender is relying on such covenants and agreements, that, prior to this Agreement being terminated and the Security Interest created hereby being released:

Section 5.1 Delivery of Instruments and Chattel Paper.

If any amount payable, other than in the ordinary course of business, under or in connection with any of the Collateral of such Grantor shall be or become evidenced by any Instrument or chattel paper, such Instrument or chattel paper shall be promptly delivered to the Lender, duly endorsed in a manner reasonably satisfactory to the Lender, to be held as Collateral pursuant to this Agreement; provided, that no Grantor shall have any obligation to deliver possession of any Instrument or chattel paper if the face amount of such Instrument or chattel paper does not exceed $500,000.

If any amount payable to the Grantor by a Person, other than the Borrower or a Subsidiary of the Borrower, shall be or become secured by a pledge of any certificated security, such certificated security shall be promptly delivered to the Lender in the exact form received, accompanied by the undated stock power or other applicable transfer instrument covering such certificate duly executed in blank by the pledgor thereof, to be held by the Lender, subject to the terms of the pledge in favour of the Grantor and the terms hereof, as additional collateral security for the Obligations secured by such Grantor's Security Interest.

Section 5.2 Maintenance of Insurance.

Such Grantor will maintain insurance in accordance with Section 5.1(g) of the Convertible Loan Agreement.

Section 5.3 Maintenance of Perfected Security Interest; Further Documentation.

(1) Such Grantor shall maintain the Security Interest created by this Agreement as a perfected security interest free of any and all Liens in favour of any other Person, except the Security Interest created by this Agreement and Liens securing Permitted Senior Debt and any other Permitted Liens, and take any and all actions reasonably necessary to defend such Security Interest against the claims and demands of all Persons whomsoever.

(2) Upon the written request of the Lender, such Grantor will furnish to the Lender statements and schedules further identifying and describing the assets and property of such Grantor and such other reports in connection with the Collateral of such Grantor as the Lender may reasonably request, all in reasonable detail.

(3) At any time and from time to time, upon the written request of the Lender, and at the sole expense of such Grantor, such Grantor will promptly and duly execute and deliver, and have recorded, such further instruments and documents and take such further actions as the Lender may reasonably request for the purpose of obtaining or preserving the full benefits of this Agreement and of the rights and powers herein granted, including, without limitation, (i) the filing of any financing or continuation statements under the PPSA or the Uniform Commercial Code (or other similar laws) in effect in any jurisdiction, and the filing of a confirmation of security interest in Intellectual Property with the Canadian Intellectual Property Office (or similar authority in any jurisdiction), with respect to the Security Interests created hereby, (ii) to the extent the Pledged Equity is certificated, taking any actions necessary to enable the Lender to obtain "control" (within the meaning of the STA) with respect thereto, and (iii) to the extent the Pledged Equity is uncertificated, but capable of being certificated, taking any actions necessary to certificate the Pledged Equity to enable the Lender to obtain "control" with respect thereto.

Section 5.4 Pledged Equity.

(1) If such Grantor shall become entitled to receive or shall receive any certificated security (including, without limitation, any certificate representing a dividend or a distribution in connection with any reclassification, increase or reduction of capital or any certificate issued in connection with any reorganization), option or rights in respect of the Capital Stock of any Issuer (excluding High Stream Corp., Metalla SEZC and Metalla S.A.), whether in addition to, in substitution of, as a conversion of, or in exchange for, any shares of the Pledged Equity, or otherwise in respect thereof, such Grantor shall accept the same as the agent of the Lender, hold the same in trust for the Lender and deliver the same forthwith to the Lender in the exact form received, duly endorsed by such Grantor to the Lender, if required, together with an undated stock power or other applicable transfer instrument covering such certificate duly executed in blank by such Grantor and with, if the Lender so requests if a signature guarantee is required to effect a transfer, signature guaranteed, to be held by the Lender, subject to the terms hereof, as additional collateral security for the Obligations secured by such Grantor's Security Interest. The Grantors shall not be required to pay over to the Lender or deliver to the Lender as Collateral any proceeds of any liquidation or dissolution of any Issuer, or any distributions of capital or property in respect of the Pledged Equity, to the extent that such liquidation, dissolution or distribution, is permitted by the Convertible Loan Agreement. Any sums paid upon or in respect of the Pledged Equity upon the liquidation or dissolution of any Issuer in a transaction not permitted by the Convertible Loan Agreement shall be paid over to the Lender to be held by it hereunder as additional collateral security for the Obligations secured by the Security Interest granted by such Grantor, and in case any distribution of capital shall be made on or in respect of the Pledged Equity which is not permitted by the Convertible Loan Agreement, or any property shall be distributed upon or with respect to the Pledged Equity pursuant to the recapitalization or reclassification of the capital of any Issuer or pursuant to the reorganization thereof not permitted by the Convertible Loan Agreement, the property so distributed shall, unless otherwise subject to a perfected security interest in favour of the Lender, be delivered to the Lender to be held by it hereunder as additional collateral security for the Obligations secured by the Security Interest granted by such Grantor. If any sums of money or property so paid or distributed in respect of the Pledged Equity shall be received by such Grantor, such Grantor shall, until such money or property is paid or delivered to the Lender, hold such money or property in trust for the Lender, segregated from other funds of such Grantor, as additional collateral security for the Obligations secured by the Security Interest granted by such Grantor.

(2) Except to the extent permitted by the Convertible Loan Agreement, without the prior written consent of the Lender, such Grantor will not (i) vote to enable, or take any other action to permit, any Issuer to issue any stock or other equity securities of any nature or to issue any other securities convertible into or granting the right to purchase or exchange for any stock or other equity securities of any nature of any Issuer, unless such securities are delivered to the Lender, promptly upon the issuance thereof, to be held by the Lender as Collateral, (ii) sell, assign, transfer, exchange, or otherwise dispose of, or grant any option with respect to, the Pledged Equity or proceeds thereof, (iii) create, incur or permit to exist any Lien or option in favour of, or any claim of any Person with respect to, any of the Pledged Equity or proceeds thereof, or any interest therein, except for the Security Interests created by this Agreement or (iv) enter into any agreement or undertaking restricting the right or ability of such Grantor or the Lender to sell, assign or transfer any of the Pledged Equity or proceeds thereof.

(3) In the case of each Grantor which is an Issuer, such Issuer agrees that (i) it will be bound by the terms of this Agreement relating to the Pledged Equity issued by it and will comply with such terms insofar as such terms are applicable to it, (ii) it will notify the Lender promptly in writing of the occurrence of any of the events described in Section 5.4(1) with respect to the Pledged Equity issued by it and (iii) the terms of Section 2.7(3) and Section 3.10 shall apply to it, mutatis mutandis, with respect to all actions that may be required of it pursuant to Section 2.7(3) or Section 3.10 with respect to the Pledged Equity issued by it.

(4) Except for those entities which will or have delivered certificates representing equity interests to the Lender, each Issuer that is a Grantor and that is a partnership or a limited liability company (i) confirms that none of the terms of any equity interest issued by it provides that such equity interest is a

"security" within the meaning of the STA or similar applicable securities transfer legislation (an "STA Security"), (ii) agrees that it will take no action to cause or permit any such equity interest to become an STA Security, (iii) agrees that it will not issue any certificate representing any such equity interest and (iv) agrees that if, notwithstanding the foregoing, any such equity interest shall be or become an STA Security, such Issuer will (and the Grantor that holds such equity interest hereby instructs such Issuer to) comply with instructions originated by the Lender without further consent by such Grantor.

Section 5.5 Limitation on Sale, Transfer, Encumbrance.

Such Grantor will not sell, transfer, assign, or otherwise dispose of or encumber any portion of its Collateral, except for (i) the Security Interest or (ii) as permitted by the Convertible Loan Agreement.

Section 5.6 Intellectual Property.

(1) Except as is consistent with such Grantor's reasonable business judgment, such Grantor (either itself or through licensees) will (i) continue to use each trademark that is material to the conduct of such Grantor's business in order to avoid any claim of abandonment for non-use, unless such trademark is no longer material to the conduct of such Grantor's business, (ii) use such material trademark with all notices and legends required by applicable law, and (iii) not knowingly do any act or knowingly omit to do any act whereby such material trademark may reasonably be likely to become invalidated or if such act or omission would have a material adverse effect on the value of such trademark, unless such trademark is no longer material to the conduct of such Grantor's business.

(2) Except as is consistent with such Grantor's reasonable business judgment, such Grantor will not knowingly do any act or knowingly omit to do any act whereby any material patent may reasonably be likely to become forfeited, abandoned or dedicated to the public, unless such patent is no longer material to the conduct of such Grantor's business.

(3) Except as is consistent with such Grantor's reasonable business judgment, such Grantor will not knowingly do any act or knowingly omit to do any act whereby any material copyright may reasonably be likely to become invalidated or, if such action would have a material adverse effect on the value of such copyright, unless such copyright is no longer material to the conduct of such Grantor's business.

(4) Such Grantor will not do any act that knowingly uses any material Intellectual Property to infringe the intellectual property rights of any other Person.

(5) In the event that any material Intellectual Property owned by such Grantor is infringed, misappropriated or diluted by a third party, such Grantor shall (i) take such actions as such Grantor shall reasonably deem appropriate under the circumstances to protect such Intellectual Property.

(6) Notwithstanding anything else in this Section 5.6 to the contrary, such Grantor may abandon, fail to renew or otherwise forfeit its rights in any non-material Intellectual Property in the ordinary course of maintaining its Intellectual Property portfolio in accordance with such Grantor's reasonable business judgment.

Section 5.7 Receivables.

Other than in the ordinary course of business in accordance with such Grantor's reasonable business judgment and as otherwise permitted under this Agreement and the Convertible Loan Agreement, such Grantor will not (i) grant any extension of the time of payment of any Receivable, (ii) compromise or settle any Receivable for less than the full amount thereof, (iii) release, wholly or partially, any Person liable for the payment of any Receivable, (iv) allow any credit or discount whatsoever on any Receivable or (v) amend, supplement or modify any Receivable in any manner that could adversely affect the value thereof.

Section 5.8 Crystallization of Floating Charge

For the purposes of Section 203 of the Land Title Act (British Columbia), the floating charge created by this Agreement over Real Property shall become a fixed charge thereon upon the earliest of:

(a) the occurrence of an Event of Default described in Section 6.1(k) of the Convertible Loan Agreement; or

(b) the Lender taking any action to enforce and realize on the Security Interest created by this Agreement.

ARTICLE 6

GENERAL

Section 6.1 Notices.

Any notices, directions or other communications provided for in this Agreement must be in writing and given in the manner provided for in the Convertible Loan Agreement; provided that any such notice, direction or other communication to or upon any Grantor other than the Borrower shall be addressed to such Grantor at the address of the Borrower set forth in the Convertible Loan Agreement.

Section 6.2 No Merger, Survival of Representations and Warranties.

This Agreement does not operate by way of merger of any of the Secured Obligations and no judgment recovered by the Lender will operate by way of merger of, or in any way affect, the Security Interest, which is in addition to, and not in substitution for, any other security now or hereafter held by the Lender in respect of the Secured Obligations. The representations, warranties and covenants of each Grantor in this Agreement survive the execution and delivery of this Agreement and any advances under the Convertible Loan Agreement and shall continue in full force and effect so long as any Obligations remain owing by any Grantor to the Lender. Notwithstanding any investigation made by or on behalf of the Lender these covenants, representations and warranties continue in full force and effect as set out and for the duration provided for in this Section 6.2.

Section 6.3 Further Assurances.

Each Grantor will do all acts and things and execute and deliver, or cause to be executed and delivered, all agreements, documents and instruments that the Lender may require and take all further steps relating to its Collateral or any other property or assets of such Grantor that the Lender may require for (i) protecting the Collateral, (ii) perfecting, preserving and protecting the Security Interest therein, and (iii) exercising all powers, authorities and discretions conferred upon the Lender. After the Security Interest becomes enforceable, each Grantor will do all acts and things and execute and deliver all documents and instruments that the Lender may require for facilitating the sale or other disposition of its Collateral in connection with its realization.

Section 6.4 Supplemental Security.

This Agreement is in addition to, without prejudice to and supplemental to all other security now held or which may hereafter be held by the Lender.

Section 6.5 Successors and Assigns.

This Agreement is binding on each Grantor and its successors and permitted assigns, and enures to the benefit of the Lender and its successors and permitted assigns. No party shall have the right to assign its rights or obligations under, or any interest in, this Agreement, including by merger, consolidation, dissolution, operation of law, or any other manner, without the prior written consent of the other parties hereto; provided that, the Lender may assign its right and interest under this Agreement in furtherance of an assignment of the Lender's right and interest in the Convertible Loan Agreement as permitted thereunder.

Section 6.6 Amalgamation.

Each Grantor acknowledges and agrees that in the event it amalgamates with any other corporation or corporations, it is the intention of the parties that the Security Interest (i) extends to: (A) all of the property and undertaking that any of the amalgamating corporations then owns, (B) all of the property and undertaking that the amalgamated corporation thereafter acquires, (C) all of the property and undertaking in which any of the amalgamating corporations then has any interest and (D) all of the property and undertaking in which the amalgamated corporation thereafter acquires any interest; and (ii) secures (inter alia) the payment and performance of all of the Secured Obligations of the amalgamating corporations and the amalgamated corporation, whether incurred prior to, at the time of or subsequent to the amalgamation. The Security Interest attaches to the additional collateral at the time of amalgamation and to any collateral thereafter owned or acquired by the amalgamated corporation when such becomes owned or is acquired. Upon any such amalgamation, the defined term "Grantor" includes each of the amalgamating corporations and the amalgamated corporation, and the defined term "Collateral" includes all of the property and undertaking and interests described in (i) above, and the defined term "Secured Obligations" includes the obligations described in (ii) above.

Section 6.7 Severability.

If any court of competent jurisdiction from which no appeal exists or is taken, determines any provision of this Agreement to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

Section 6.8 Amendment.

This Agreement may only be amended, supplemented or otherwise modified in accordance with Section 7.4 of the Convertible Loan Agreement.

Section 6.9 Waivers, etc.

(1) No consent or waiver by the Lender in respect of this Agreement is binding unless made in writing and signed by an authorized officer of the Lender in accordance with the terms of the Convertible Loan Agreement. Any consent or waiver given under this Agreement is effective only in the specific instance and for the specific purpose for which given. No waiver of any of the provisions of this Agreement constitutes a waiver of any other provision.

(2) A failure or delay on the part of the Lender in exercising a right under this Agreement does not operate as a waiver of, or impair, any right of the Lender however arising. A single or partial exercise of a right on the part of the Lender does not preclude any other or further exercise of that right or the exercise of any other right by the Lender.

Section 6.10 Application of Proceeds of Security.

All monies collected by the Lender upon the enforcement of the Lender's rights and remedies under the Security Documents and the Liens created by them including any sale or other disposition of the Collateral, together with all other monies received by the Lender under the Security Documents, will be applied (i) first, to pay incurred and unpaid fees and expenses of the Lender under the Loan Documents, and (ii) second, for application to the Obligations in such manner and priority as the Lender determines. To the extent any other Loan Document requires proceeds of collateral under such Loan Document to be applied in accordance with the provisions of this Agreement, the Lender or holder under such other Loan Document shall apply such proceeds in accordance with this Section 6.10.

Section 6.11 Governing Law.

(1) This Agreement will be governed by, interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(2) Each Grantor irrevocably attorns and submits to the non-exclusive jurisdiction of any court of competent jurisdiction of the Province of British Columbia sitting in Vancouver, British Columbia in any action or proceeding arising out of or relating to this Agreement and the other Loan Documents to which it is a party. Each Grantor irrevocably waives objection to the venue of any action or proceeding in such court or that such court provides an inconvenient forum. Nothing in this Section 6.11 limits the right of the Lender to bring proceedings against any Grantor in the courts of any other jurisdiction.

(3) Each Grantor hereby irrevocably consents to the service of any and all process in any such action or proceeding by the delivery of copies of such process to such Grantor in Vancouver, British Columbia. Nothing in this Section 6.11: (a) affects the right of the Lender to serve process in any manner permitted by law; or (b) permits the Lender to serve process in any manner other than that permitted by law.

Section 6.12 Amended and Restated

This Agreement amends and restates the Existing Security Agreement in its entirety. The Borrower and ValGold hereby ratify and confirm the Existing Security Agreement and confirm all obligations, duties, liabilities, security interests and charges thereunder as amended and restated by this Agreement.

Section 6.13 Counterparts, etc.

This Agreement may be executed in counterparts and by facsimile or PDF, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the initial Grantor has executed this General Security Agreement as of the date first set out above.

METALLA ROYALTY & STREAMING LTD.

Per:

________________________________________________
Authorized Signing Officer

VALGOLD RESOURCES LTD.

Per:

________________________________________________
Authorized Signing Officer

NOVA ROYALTY CORP.

Per:

________________________________________________
Authorized Signing Officer

ANNEX A

INITIAL GRANTORS

Metalla Royalty & Streaming Ltd.

ValGold Resources Ltd.

Nova Royalty Corp.

"SCHEDULE A"

SECURITIES ACCOUNTS AND SECURITIES

SECURITIES ACCOUNTS:

Nil.

SECURITIES:

[Redacted: commercially sensitive information - organizational structure details]

SCHEDULE "B"

JURISDICTION OF ORGANIZATION, TYPE OF ORGANIZATION,
IDENTIFICATION NUMBER AND CHIEF EXECUTIVE OFFICE

[Redacted: commercially sensitive information - organizational structure details]

SCHEDULE "C"

[FORM OF] ASSUMPTION AGREEMENT

Assumption Agreement dated as of ___________, 20__, made by ____________________ (the "Additional Grantor") in favour of ● (the "Lender")

RECITALS:

(a) Metalla Royalty & Streaming Ltd. (the "Borrower") and the Lender have entered into a Second Amended and Restated Convertible Loan Agreement dated ______, 2023 (as the same may be further amended, modified, extended, renewed, replaced, restated or supplemented from time to time, the "Convertible Loan Agreement").

(b) In connection with the Convertible Loan Agreement, the Borrower and certain of its Subsidies and Affiliates (other than the Additional Grantor) have entered into an Amended and Restated General Security Agreement dated as of ●, 2023 (as further amended, restated, supplemented or otherwise modified from time to time, the "GSA") in favour of the Lender.

(c) The Additional Grantor has agreed to become a party to the GSA.

(d) The Additional Grantor has agreed to execute and deliver this Assumption Agreement in order to become a party to the GSA.

In consideration of the foregoing and other good and valuable consideration, the receipt and adequacy of which are acknowledged, the Additional Grantor agrees with the Lender as follows.

1. Security Agreement.

By executing and delivering this Assumption Agreement, the Additional Grantor, as provided in Section 1.5 of the GSA, hereby becomes a party to the GSA as a Grantor thereunder with the same force and effect as if originally named therein as a Grantor and, without limiting the generality of the foregoing, hereby expressly assumes all obligations and liabilities of a Grantor thereunder. In furtherance of the foregoing, the Additional Grantor, as security for the payment and performance in full of the Secured Obligations, grants to the Lender a security interest in, and assigns, mortgages, charges, hypothecates and pledges to the Lender, all of the present and after-acquired personal and real property of the Additional Grantor in accordance with Section 2.1 of the GSA. The information set forth in Exhibit "A" hereto is hereby added to the information set forth in the Schedules to the GSA and the Schedules shall be deemed so amended. The Additional Grantor hereby represents and warrants that each of the representations and warranties contained in Article 4 of the GSA with respect to the Additional Grantor is true and correct on and as the date hereof (after giving effect to this Assumption Agreement) as if made on and as of such date.

2. Governing Law.

This Assumption Agreement will be governed by, interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF the Additional Grantor has executed this Agreement as of the date first set out above.

[ADDITIONAL GRANTOR]

By:

       _______________________________________
        Authorized Signing Officer

SCHEDULE 3.7 attached to and forming part of the

Second Amended and Restated Convertible Loan Agreement
made as of October 19, 2023 between

METALLA ROYALTY & STREAMING LTD., as borrower, and
BEEDIE INVESTMENTS LTD., as lender

ROFR RIGHT

The Lender hereby agrees that during the period commencing on the Effective Date and ending on the date that this Agreement terminates or expires (the "Restricted Period"), if at any time, and for so long as, the Lender, any Affiliate of the Lender or any other Person that Controls any of the foregoing (each a "Selling Party"), shall individually or together have beneficial ownership (within the meaning of National Instrument 62 104 - Take-Over Bids and Issuer Bids) of, or control or direction over, common shares of the Borrower, or securities convertible into common shares of the Borrower, that collectively constitute 10% or more of the outstanding common shares of the Borrower, each time that a Selling Party proposes to sell any of the common shares of the Borrower held by such Selling Party (the "Selling Party Shares"), the Lender shall provide, or if the Lender is not the Selling Party, shall cause the Selling Party to provide, as applicable, the Borrower with at least ten Business Days' written notice (the "Proposed Sale Notice") prior to completing any such sale. The Lender covenants and agrees with the Borrower that if the Selling Party is not the Lender, it shall cause the Selling Party to comply with the provisions of this ROFR Right. The Proposed Sale Notice shall set out (i) the number of Selling Party Shares that the Selling Party proposes to sell (the "Proposed Sale Shares"); and (ii) the minimum price per common share at which the Selling Party is proposing to sell the Proposed Sale Shares (the "Minimum Sale Price"). For a period of ten Business Days after the date of a Proposed Sale Notice, the Borrower shall have the right, subject in all cases to compliance with all applicable securities laws, to (a) purchase any or all of the Proposed Sale Shares specified in such Proposed Sale Notice at a price not less than the Minimum Sale Price, and on such other terms and conditions that are acceptable to the Selling Party, acting reasonably; or (b) assign such right to purchase to one or more purchasers who are each an "accredited investor" as such term is defined in National Instrument 45 106 - Prospectus Exemptions or, for purchasers resident in the Province of Ontario, Section 73.3(1) of the Securities Act (Ontario) (each a "Proposed Purchaser").

In the event that the Borrower has not exercised such right, or the Borrower or any Proposed Purchaser have not closed the purchase of any or all Proposed Sale Shares pursuant to the exercise of such right, on or before the tenth Business Day following the date of a Proposed Sale Notice, the Selling Party will have the right, in its sole discretion, to sell transfer, assign or otherwise dispose of the unsold Proposed Sale Shares for a price that is no lower than 80% of the Minimum Sale Price in one or more trades through the facilities of the TSX Venture Exchange, in a block trade executed after market close or in one or more private transactions pursuant to a prospectus exemption under Canadian law and in compliance with Regulation S under the U.S. Securities Act of 1933, as amended. Notwithstanding the foregoing, (x) the Selling Party shall have no obligation to sell any Proposed Sale Shares to any person, including the Borrower or any Proposed Purchaser, if it elects in its sole discretion to not sell such Proposed Sale Shares prior to entering into any binding agreement with respect to such sale; and (y) this Schedule 3.7 shall not apply in connection with any (1) offer to purchase Common Shares made to all holders of Common Shares by way of take-over bid, plan of arrangement, merger, amalgamation or other similar transaction or series of transactions; (2) recapitalization, reclassification or change of Common Shares (other than changes resulting from a share split or consolidation) as a result of which Common Shares would be converted into, or exchanged for, securities or other property or assets; or (3) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its subsidiaries; in all cases to allow the Selling Party to participate in such transaction or transactions on a pari passu basis with all other holders of Common Shares.

SCHEDULE 7.1(a)(vii) attached to and forming part of the
Second Amended and Restated Convertible Loan Agreement
made as of October 19, 2023 between

METALLA ROYALTY & STREAMING LTD., as borrower, and
BEEDIE INVESTMENTS LTD., as lender

DLA PIPER (CANADA) LLP OPINION

[Redacted: commercially sensitive information - form of opinion]

SCHEDULE 8.1(b) attached to and forming part of the
Second Amended and Restated Convertible Loan Agreement
made as of October 19, 2023 between

METALLA ROYALTY & STREAMING LTD., as borrower, and
BEEDIE INVESTMENTS LTD., as lender

[Redacted: commercially sensitive information - organizational structure details]

SCHEDULE 8.1(j) attached to and forming part of the
Second Amended and Restated Convertible Loan Agreement
made as of October 19, 2023 between

METALLA ROYALTY & STREAMING LTD., as borrower, and
BEEDIE INVESTMENTS LTD., as lender

[Redacted: commercially sensitive information - material agreements]